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03050488

82- SUBMISSIONS FACING SHEET



Follow-Up
Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Eurotunnel PLC

*CURRENT ADDRESS

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3000 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/8/03

Eurotunnel 2002

www.eurotunnel.com

Rapport Annuel / Annual Report


EURO
TUNNEL

2002 Rapport Annuel Abrégé / Summary Annual Report



Le Groupe Eurotunnel

> Administrateurs *

- Charles Mackay (62), Membre du Conseil Commun depuis 1997; Président du Conseil Commun du Groupe Eurotunnel ; Chairman, EPLC et CTG ; Chairman, TDG plc ; Deputy Chairman, Thistle Hotels plc; Director (Administrateur), Johnson Matthey plc ; Membre du Conseil, Insead.
- Roy Chapman (66), Membre du Conseil Commun depuis 1995; Chairman, Royal Mail Pension Fund ; Chairman, AEA Technology Pension Fund.
- Michel Combes (40), Membre du Conseil Commun depuis 2000; Directeur Financier, France Télécom.
- Vivienne Cox (43), Membre du Conseil Commun depuis 2001 ; Group Vice President, Integrated Supply and Trading, BP plc.
- Yves Déjou (60), Membre du Conseil Commun depuis 1997; Directeur Général, ABX Logistics (France) SA ; Président Directeur Général et Administrateur, ABX Logistics International (France) SA ; Administrateur, SNTN Calberson SA, ABX Logistics Sud-Ouest SA ; Gérant, Société Castraise de Transports et Entrepôts SARL, Delagnes 34 SARL, Delagnes 47 SARL, Delagnes 81 SARL, Actual Transports SARL, Agiltrans SARL, Les Rapides du Sud SARL, Les Rapides Palois SARL, Locavi 46 SARL, Rabary Messageries SARL ; Co-gérant, Lacombe - Transports Internationaux SARL.
- Keith Edelman (52), Membre du Conseil Commun depuis 1995; Chairman, Glenmorangie plc ; Managing Director, Arsenal Holdings plc.
- Chris Green (59), Membre du Conseil Commun depuis 1995; Chief Executive, Virgin Trains.
- François Jaclot (53), Membre du Conseil Commun depuis le 19 juillet 2002 ; Directeur Général chargé des finances et des services de l'information du Groupe Suez ; Président Directeur Général Suez Communication, Suez Connect ; Président du Conseil de Surveillance, Astorg Partners ; Administrateur, LD Com, Ondeo, Réaumur Participation SA, SI Finance, Sita, Suez Lyonnaise Telecom, Suez University, Coditel (Belgique), Société Générale de Belgique (Belgique), Mercapital (Espagne), Leo Holding Company (États-Unis), Ondeo Nalco Company (États-Unis) ; Membre du Conseil de Surveillance, Métropole Télévision-M6 ; Représentant permanent de Suez au Conseil d'Administration de Paris Première ; Représentant permanent de Frapebar au Conseil de Holdin Blan et Holdimmo.
- Philippe Lagayette (59), Membre du Conseil Commun depuis 1993; Président-Directeur Général, JP Morgan et Cie SA ; Managing Director et Président du Comité de Direction à Paris de JP Morgan Chase Bank ; Administrateur, La Poste ; Membre du Conseil de Surveillance, Pinault Printemps Redoute, Club Méditerranée.
- Charles Petruccelli (51), Membre du Conseil Commun depuis 1996; Président, Global Travel Services, American Express Company; Président, American Express Carte France ; Président, Havas Voyages American Express.
- Richard Shirrefs (47), Membre du Conseil Commun depuis le 1er janvier 2002 ; Directeur Général du Groupe Eurotunnel ; Président-Directeur Général d'ESA et FM ; Chief Executive de EPLC et de CTG ; Représentant permanent de FM à la Présidence d'ESGIE et Administrateur de EFL et ESL.
- Lord Tugendhat (65), Membre du Conseil Commun depuis 1991; Chairman (Europe), Lehman Brothers Limited ; Director (Administrateur), Rio Tinto plc.
- Baron Guy de Wouters (72), Membre du Conseil Commun depuis 1989; Président, Compagnie Financière de la Trinité ; Administrateur, Wendel Investissement.

* Tous les Membres du Conseil Commun sont Administrateurs d'EPLC, CTG, ESA et FM (à l'exception de François Jaclot actuellement Administrateur de EPLC et CTG, et Censeur de ESA et FM et dont la nomination au Conseil de ces deux sociétés sera soumise à leur prochaine assemblée générale).

> Secrétaires des Conseils

ESA, Barberine Mei, David Leonard (Co-secrétaires).
EPLC, David Leonard ACIS.

> Sièges sociaux

ESA, 19, boulevard Malesherbes, 75008 Paris.
EPLC, Cheriton Parc, Cheriton High Street, Folkestone, Kent, CT19 4QS.

> Services des titres

- ESA : Crédit Agricole Investor Services Corporate Trust, 128-130 boulevard Raspail, 75288 Paris Cedex 06.
- EPLC : Computershare Services plc, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH.

> Commissaires aux Comptes et Auditors

- ESA : PricewaterhouseCoopers Audit, Commissaires aux Comptes, Tour AIG, 34, place des Corolles, Cedex 105, 92908 Paris-La Défense 2, et KPMG Audit, Département de KPMG SA, Commissaires aux Comptes, 1 cours Valmy, 92923 Paris-La Défense 7.
- EPLC : KPMG Audit Plc, Chartered Accountants, 8 Salisbury Square, London, EC4Y 8BB.

> Abréviations - définitions

Les abréviations et définitions utilisées dans ce document sont les suivantes :

- "le Groupe Eurotunnel" – Eurotunnel SA, Eurotunnel plc, et leurs filiales respectives.
- "le Groupe ESA" – Eurotunnel SA et ses filiales.
- "ESA"– Eurotunnel SA.
- "FM" – France Manche SA, le concessionnaire français.
- "ESGIE" – Eurotunnel Services GIE.
- "le Groupe EPLC" – Eurotunnel plc et ses filiales.
- "EPLC" – Eurotunnel plc.
- "CTG" – The Channel Tunnel Group Limited, le concessionnaire britannique.
- "ESL" – Eurotunnel Services Limited.
- "EFL" – Eurotunnel Finance Limited.
- "EDL" – Eurotunnel Developments Limited.
- "ETRL" – Eurotunnel Trustees Limited.
- "LSH" – Le Shuttle Holidays Limited.
- "OPL" – Orbital Park Limited.
- "GICL" – Gamond Insurance Company Limited.
- "CRL" – Les sociétés Cheriton Resources Limited.
- "CLL" – Cheriton Leasing Limited.
- "Projet" – La Liaison Fixe telle que définie au Traité et au Contrat de Concession.
- "Société en participation" – La Société en participation à parts égales entre FM et CTG.

> Taux de change

Les références dans ce document à "€" correspondent à des euros, celles à "£" à des livres sterling et celles à "F" à des francs français. Les taux de change utilisés pour l'établissement des comptes sont mentionnés dans les annexes.

> Présentation des comptes

Compte tenu des réglementations existantes en France et en Angleterre, et dans le but de simplifier et de rendre plus claire l'information financière, le Groupe Eurotunnel présente dans sa brochure les états financiers suivants :

- Comptes Combinés du Groupe Eurotunnel en français et en anglais.
- Comptes d'ESA en français.
- Comptes Consolidés d'EPLC en anglais.

Comptes Combinés du Groupe Eurotunnel

exercice clos le 31 décembre 2002

> Rapport des Commissaires aux Comptes et des Auditors

En exécution de la mission qui nous a été confiée par vos Assemblées Générales, nous avons procédé au contrôle des Comptes Combinés du Groupe Eurotunnel, établis en euros, relatifs à l'exercice clos le 31 décembre 2002 tels qu'ils sont présentés aux pages 3 à 18.

Les Comptes Combinés ont été arrêtés par le Conseil Commun du Groupe Eurotunnel. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France et au Royaume-Uni* ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les Comptes Combinés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble.

Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les Comptes Combinés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons également procédé à la vérification des informations données dans le Rapport de Gestion du Groupe, conformément aux normes professionnelles applicables en France et au Royaume-Uni.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les Comptes Combinés.

Fait à Paris, le 7 février 2003

PricewaterhouseCoopers Audit,	KPMG Audit	KPMG Audit Plc
	Département de KPMG SA,	Chartered Accountants
représenté par	représenté par	
H. Toth	J.P. Thill	

Commissaires aux Comptes et «Auditors»

* Les Comptes Combinés sont les comptes consolidés d'ESA au sens de la loi française : en conséquence, le rapport des Commissaires aux Comptes et des "Auditors" est établi selon les normes françaises.

Bilan Combiné
au 31 décembre 2002

	RÉFÉRENCES À L'ANNEXE	31 DÉCEMBRE 2002 EN MILLIERS D'EUROS	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS
ACTIF			
IMMOBILISATIONS CORPORELLES			
Immobilisations mises en Concession		12 612 299	12 788 300
Immobilisations propres		4 658	5 205
Total immobilisations corporelles	6	12 616 957	12 793 505
IMMOBILISATIONS FINANCIÈRES			
Participations		154	154
Autres	7	23 744	113
Actif immobilisé		12 640 855	12 793 772
Stocks	8	21 292	21 287
Clients et comptes rattachés	9	73 033	80 027
État et autres créances		19 756	16 760
Autres actifs financiers	10	968 965	164 458
Valeurs mobilières de placement et disponibilités	11, 21 d	371 228	254 235
Actif circulant		1 454 274	536 767
Charges constatées d'avance		66 215	73 815
Total de l'actif		**14 161 344**	**13 404 354**
PASSIF			
Capital social	12	389 373	343 345
Primes d'émission	12	3 202 671	2 659 062
Réserve	13	5 103	5 103
Report à nouveau	13	(831 317)	(643 483)
Résultat de l'exercice	2 d, 13	508 107	(187 834)
Écart de conversion	2 d, 13	(514 773)	(914 157)
Capitaux propres		2 759 164	1 262 036
Provision pour risques et charges	14	132 787	112 311
Emprunts obligataires	15	1 677 832	2 346 052
Dettes financières	15	8 105 216	8 986 293
Intérêts courus	15	196 178	224 013
Concours bancaires courants	15	13	4
Autres dettes financières	10	968 965	164 458
Autres dettes	16	283 989	268 214
Dettes		11 232 193	11 989 034
Produits constatés d'avance		37 200	40 973
Total du passif		**14 161 344**	**13 404 354**

L'annexe qui figure aux pages 6 à 18 fait partie intégrante des Comptes Combinés.

Compte de résultat Combiné
de l'exercice 2002

	RÉFÉRENCES À L'ANNEXE	31 DÉCEMBRE 2002 EN MILLIERS D'EUROS	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS
PRODUITS D'EXPLOITATION			
Chiffre d'affaires	3 a	896 922	892 979
Autres produits, transferts de charges et reprises sur provisions	3 b	17 221	26 838
Total produits d'exploitation		914 143	919 817
CHARGES D'EXPLOITATION			
Achats et charges externes (nets)		227 192	238 470
Salaires et charges sociales	4, 5	160 494	155 408
Dotations aux amortissements	6	167 035	160 365
Dotations aux provisions		32 528	37 655
Autres charges		1 070	1 237
Total charges d'exploitation		588 319	593 135
Résultat d'exploitation		**325 824**	**326 682**
PRODUITS FINANCIERS			
Intérêts et produits assimilés		27 401	14 916
Produits nets sur cessions de valeurs mobilières de placement		932	1 088
Différences de change	17	7 124	15 502
Total produits financiers		35 457	31 506
CHARGES FINANCIÈRES			
Intérêts et charges assimilées	15 a	498 627	555 169
Différences de change	17	40 110	990
Total charges financières		538 737	556 159
Résultat financier		**(503 280)**	**(524 653)**
Résultat exceptionnel	**18**	**685 608**	**10 171**
Impôt	**19**	**45**	**34**
RÉSULTAT DE L'EXERCICE			
Bénéfice / (perte)	**13**	**508 107**	**(187 834)**
Bénéfice / (perte) par Unité (en centimes d'euro)	**22**	**22,9**	**(9,0)**
Bénéfice / (perte) par Unité après dilution (en centimes d'euro)	**22**	**21,9**	**(5,6)**

L'annexe qui figure aux pages 6 à 18 fait partie intégrante des Comptes Combinés.

Tableau de financement Combiné

de l'exercice 2002

	Références à l'annexe	31 décembre 2002 en milliers d'euros	31 décembre 2001 en milliers d'euros
Flux de trésorerie lié aux opérations d'exploitation	21 a	534 964	525 728
Flux de trésorerie lié à l'impôt		(45)	(34)
Flux de trésorerie lié aux opérations financières	21 b	(377 437)	(402 121)
Flux de trésorerie lié aux immobilisations	21 b	(63 200)	(134 504)
Flux de trésorerie lié aux opérations exceptionnelles		13 281	10 644
Flux de trésorerie net avant opérations de financement		107 563	(287)
Flux de trésorerie lié aux opérations de financement	21 b	17 430	(10 481)
Variation de trésorerie	**21 c**	**124 993**	**(10 768)**

L'annexe qui figure aux pages 6 à 18 fait partie intégrante des Comptes Combinés.

Annexe

1 > Activités du Groupe et événements importants

ESA, EPLC et leurs filiales respectives constituent le Groupe Eurotunnel. Les sociétés du Groupe Eurotunnel ont pour objet la conception, le financement, la construction et l'exploitation de la Liaison Fixe (le Projet), selon les termes de la Concession.

> ÉVÉNEMENTS IMPORTANTS DE L'EXERCICE

• Le 12 juillet 2002 Eurotunnel a annoncé la réalisation des offres relatives à sa dette et ses Obligations Remboursables en Unités («ORU») lancées en mars.

L'offre sur la dette avait pour principal objectif le rachat d'une partie de la dette existante avec une importante décote par rapport à sa valeur faciale, au moyen d'une nouvelle émission d'obligations à long terme. Elle visait à permettre à Eurotunnel de :

- réduire sa dette,
- réduire sa charge annuelle d'intérêt,
- allonger le profil de maturité de sa Dette Senior et d'une partie de sa Dette Junior,
- accroître la part fixe ou plafonnée du coût de service de la dette,
- supprimer la condition relative au niveau de cash flow d'exploitation.

L'offre de remboursement anticipé des ORU visait quant à elle à réduire la charge d'intérêt sur 2002 et sur 2003.

Suite à ces transactions, l'endettement d'Eurotunnel est réduit d'environ 686 millions d'euros et le Groupe enregistre un bénéfice exceptionnel de 681 millions d'euros en 2002. Sa charge d'intérêt est réduite de 54 millions d'euros pour l'exercice.

Fixed-Link Finance 2 BV (FLF2) a émis 740 millions de livres (équivalent à 1 137 millions d'euros) d'obligations remboursables en 2026-2028, dont 620 millions de livres garanties par une compagnie d'assurance. Le produit de cette émission a été prêté par FLF2 à Eurotunnel et porte intérêt à des taux fixes allant de 6,645 % à 8,16 %. Ce nouvel emprunt (Tier 1A) a permis à Eurotunnel de :

- racheter 1 291 millions d'euros de dette subordonnée au prix moyen de 43 % de sa valeur faciale, ce qui se traduit par une réduction de la dette nette de 681 millions d'euros,
- refinancer au pair 528 millions d'euros de Dette Junior qui venait à échéance entre 2007 et 2012 par une nouvelle dette d'échéance 2026 à 2028,
- en parallèle la maturité de 357 millions d'euros de Dette Senior a été allongée de 7 ans et reportée désormais à 2009-2012.

Le taux d'acceptation de l'offre de remboursement anticipé des ORU supérieur à 60 % des ORU en circulation d'une valeur faciale de 977 millions d'euros, a permis une réduction de la charge d'intérêt d'Eurotunnel de 25 millions d'euros en 2002. Le rachat d'intérêts différés se traduit pour sa part par une réduction de dette de près de 5 millions d'euros.

La réduction de la charge d'intérêt d'Eurotunnel de 54 millions d'euros en 2002 provient essentiellement, d'une part d'une réduction de 25 millions d'euros d'intérêts sur les ORU (à partir du 26 janvier 2002), et d'autre part, de 29 millions d'euros d'économie nette résultant de la différence de charge d'intérêt entre (i) la Dette Tier 1A et (ii) la dette rachetée. 26 millions d'euros de l'économie en 2002 est non récurrente.

L'allongement de l'échéancier de remboursement de la dette ainsi que la réduction de la charge d'intérêt générée par le rachat de dette réduisent de façon significative le coût du service de la dette d'Eurotunnel au cours de la prochaine décennie. Aucun instrument de la dette d'Eurotunnel ne vient désormais à échéance avant 2006. Ces opérations financières ont en outre remplacé 1 824 millions d'euros de dette à taux variable par 1 137 millions d'euros de dette à taux fixe jusqu'en 2026-2028, réduisant ainsi considérablement l'exposition du Groupe aux variations de taux d'intérêt. En conséquence, plus de 80 % de la dette d'Eurotunnel porte intérêt à taux soit plafonnés soit fixes jusqu'à 2009.

• Eurotunnel plc a acquis auprès de Abbey National plc la totalité du capital social d'une société de leasing, Abbey National March Leasing (1) Limited («ANML»). Eurotunnel a conclu avec ANML une convention de cession de pertes fiscales reportables («Group Relief» suivant le droit britannique), générant un profit exceptionnel de 28 millions de livres.

ANML est devenu Cheriton Resources 13 Limited le 6 janvier 2003.

Les autres événements importants de l'exercice 2002 et des premiers mois de 2003 sont décrits et détaillés dans le Rapport de Gestion du Groupe.

> RÉCLAMATIONS DES RÉSEAUX FERROVIAIRES

En vertu de la Convention d'Utilisation du 29 juillet 1987 entre les Réseaux Ferroviaires et Eurotunnel, les Réseaux doivent contribuer chaque année aux coûts d'exploitation d'Eurotunnel. Les Réseaux ont initié une procédure d'arbitrage sous la tutelle de la Chambre de Commerce Internationale au sujet du montant de leur

contribution dans un premier temps, pour les années 1997 et 1998 et dans un second temps, pour les années 1999 à 2002.
Le Tribunal Arbitral a décidé, dans une sentence partielle rendue le 30 janvier 2003, que la demande des Réseaux au titre de 1997 et 1998 n'était pas recevable car forclose. Cette sentence a un caractère définitif et exécutoire. La recevabilité et le bien-fondé de la demande pour 1999 à 2002 restent à établir par le Tribunal Arbitral : elle doit faire l'objet d'une instruction séparée.

> RÉSULTAT DE L'EXERCICE

Le bénéfice du Groupe pour l'exercice 2002 s'élève à 508 millions d'euros.
Il inclut un bénéfice exceptionnel à hauteur de 686 millions d'euros décrit en note 18.

2 > Principes de préparation, règles et méthodes comptables

> PRINCIPES DE PRÉPARATION

a. Les Comptes Combinés résultent de la consolidation horizontale des comptes d'ESA et de ses filiales figurant dans le tableau ci-dessous, et des comptes consolidés d'EPLC*. Ces comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique, et suivant les principes comptables généralement admis en France et ceux décrits ci-après. Eu égard à la structure du Groupe Eurotunnel, les Comptes Combinés sont les comptes consolidés d'ESA au sens de l'Arrêté du 22 juin 1999 portant homologation du règlement n° 99-02 du Comité de Réglementation Comptable sur les comptes consolidés.

* La note 23 présente l'incidence qui résulterait de l'application aux Comptes Combinés des principes comptables généralement admis au Royaume-Uni.

Les sociétés holdings et leurs participations incluses dans le périmètre de consolidation du Groupe Eurotunnel ont été les suivantes :

	Type d'action	% du capital détenu par		Pays d'immatriculation des sociétés
		La société holding	Les filiales	
EUROTUNNEL SA				**FRANCE**
France Manche SA	Ordinaire	99,9	–	France
Eurotunnel Finance Limited	Ordinaire	–	21	Angleterre
Eurotunnel Services Limited	Ordinaire	–	25	Angleterre
Eurotunnel Services GIE	–	30	22,1	France
EUROTUNNEL PLC				**ANGLETERRE**
The Channel Tunnel Group Limited	Ordinaire	100	–	Angleterre
Eurotunnel Finance Limited	Ordinaire	79	–	Angleterre
Eurotunnel Developments Limited	Ordinaire	100	–	Angleterre
Eurotunnel Services Limited	Ordinaire	–	75	Angleterre
Eurotunnel Trustees Limited	Ordinaire	–	100	Angleterre
Le Shuttle Holidays Limited	Ordinaire	–	100	Angleterre
Orbital Park Limited	Ordinaire	–	100	Angleterre
Gamond Insurance Company Limited	Ordinaire	–	100	Guernesey
Cheriton Resources 1 Limited	Ordinaire	100	–	Angleterre
Cheriton Resources 2 Limited	Ordinaire	100	–	Angleterre
Cheriton Resources 3 Limited	Ordinaire	100	–	Angleterre
Cheriton Resources 5 Limited	Ordinaire	100	–	Angleterre
Cheriton Resources 6 Limited	Ordinaire	100	–	Angleterre
Cheriton Resources 10 Limited (ex Princess Way Leasing Limited)	Ordinaire	–	100	Angleterre
Cheriton Resources 11 Limited	Ordinaire	–	100	Angleterre
Cheriton Resources 12 Limited	Ordinaire	–	100	Angleterre
Cheriton Resources 13 Limited (ex Abbey National March Leasing (1) Limited)	Ordinaire	–	100	Angleterre
Cheriton Leasing Limited	Ordinaire	100	–	Angleterre
Eurotunnel Services GIE	–	20	27,9	France

b. Les comptes des sociétés du Groupe Eurotunnel sont arrêtés au 31 décembre. Les sociétés acquises ou constituées sont consolidées à partir de leur date d'acquisition ou de constitution. Trois filiales de ESA et une filiale de EPLC n'ayant eu aucune activité significative en 2002 n'ont pas été consolidées. Il n'existe pas d'engagements hors bilan dans ces filiales.

c. Les opérations intersociétés du Groupe Eurotunnel ont été éliminées.

d. Les comptes consolidés d'EPLC ont été convertis en euros de la manière suivante :

- le capital, les primes d'émission, le report à nouveau, ainsi que les immobilisations mises en Concession et les amortissements au taux historique ;
- les autres actifs et passifs au taux en vigueur à la date du bilan ;
- le compte de résultat, à l'exception des amortissements, au taux moyen.

Compte tenu des particularités propres à Eurotunnel, consistant en un Projet unique réalisé par des entreprises situées dans des pays différents et ayant par Traité international des droits strictement égaux, les écarts de conversion sont portés au bilan dans un poste spécifique des capitaux propres.

Les taux moyens et de clôture des exercices 2002 et 2001 ont été les suivants :

€/£	2002	2001
Taux de clôture	1,537	1,643
Taux moyen	1,573	1,631

> RÈGLES ET MÉTHODES COMPTABLES

e. Partage des coûts et des revenus

Le Contrat de Concession prévoit, en particulier, que le Groupe Eurotunnel applique le principe du partage égal du prix de revient du Projet et de tous les autres coûts et revenus liés à l'exploitation de la Liaison Fixe entre les entités françaises et britanniques.

- Immobilisations mises en Concession : tous les coûts et revenus résultant directement ou indirectement des opérations relatives à la conception, au financement et à la construction du Projet sont capitalisés et partagés de manière égale entre FM et CTG, et présentés en immobilisations. Les coûts relatifs à la conception et à la construction sont directement comptabilisés en immobilisations. Les immobilisations font l'objet d'ajustements de partage.
- Revenus et coûts d'exploitation : tous les revenus et coûts liés à l'exploitation de la Concession sont comptabilisés au Compte de Résultat de la Société en participation et sont partagés également entre les Concessionnaires. Les coûts et revenus, qui ne sont pas relatifs aux opérations de la Concession, ne font pas l'objet d'ajustements de partage.

f. Frais d'augmentation de capital

Les frais d'augmentation de capital sont imputés sur la prime d'émission à l'exception des augmentations de capital qui ont eu lieu durant la période de construction dont les coûts ont été immobilisés en accord avec les principes définis plus haut.

g. Immobilisations et amortissements

En l'absence de précisions quant aux techniques permettant l'évaluation des actifs immobilisés au niveau du référentiel comptable français, Eurotunnel applique la technique prescrite par la norme américaine FAS 144 qui consiste à comparer la valeur nette comptable des actifs immobilisés aux projections de flux de trésorerie d'exploitation futurs non actualisés (voir note 23).

Les immobilisations sont amorties en fonction de leurs durées d'utilisation mentionnées ci-après :

Tunnels	Concession
Terminaux et terrains afférents	20 ans à Concession
Équipements fixes	5 ans à Concession
Matériels roulants	30 à 40 ans
Terrains en concession, aménagements et bâtiments	5 ans à Concession
Terrains propres	non amortis
Installations générales, matériels, véhicules, équipements de bureau	3 à 30 ans

Les durées d'utilisation prévisibles des immobilisations sont revues et, si nécessaire, modifiées en fonction de l'expérience acquise.

Les immobilisations en Concession non renouvelables font l'objet d'un amortissement financier de caducité en fonction des revenus sur toute la durée de la Concession. Cet amortissement, calculé sur la valeur nette comptable, est fonction du rapport entre les revenus réels de l'année et ces revenus majorés des revenus totaux prévus sur la durée résiduelle de la Concession, indexés de l'inflation.

Les immobilisations renouvelables sont amorties selon le mode linéaire.

Compte tenu du caractère récurrent et linéaire de leur renouvellement, certaines immobilisations (par exemple, les rails) font l'objet d'un amortissement suivant la méthode des immobilisations non renouvelables pour leur valeur initiale. Les coûts de renouvellement sont ensuite passés directement au compte de résultat.

L'amortissement de caducité des immobilisations renouvelables est constitué à partir du dernier renouvellement d'immobilisation sur la durée résiduelle de la Concession.

h. Provision pour risques et charges

• Provision pour renouvellement des actifs

Les immobilisations renouvelables font l'objet d'une provision pour renouvellement déterminée en fonction de la différence actualisée entre le prix d'acquisition ou de production et le prix estimé à la date de renouvellement.

• Provision pour grosses réparations

La provision pour grosses réparations, destinée à couvrir des charges prévisibles importantes et distinctes des frais courants d'entretien et de réparation, est calculée sur la base d'un programme spécifique par catégorie d'immobilisations.

• Provision pour indemnités de départ en retraite

Le Groupe constitue une provision pour indemnité de départ en retraite des salariés en fonction de ses engagements contractuels.

i. Valeurs mobilières de placement et disponibilités

Les valeurs mobilières de placement figurent au bilan pour leur coût d'acquisition. Lorsque leur valeur d'inventaire est inférieure à leur coût d'acquisition, une provision pour dépréciation est constituée du montant de la différence. Les postes «Valeurs mobilières de placement» et «Disponibilités» comprennent les intérêts courus à recevoir.

j. Conversion des éléments en devises

Les transactions en devises sont converties en euros aux taux en vigueur à la date de chacune des transactions. Les créances et dettes libellées en devises, à l'exception des éléments mentionnés dans les notes 2 d et 2 k, sont converties sur la base des taux en vigueur à la date du bilan ou des taux de couverture de change à terme. Les écarts résultant de cette réévaluation sont portés au Compte de Résultat.

k. Instruments financiers – Couverture des risques de taux d'intérêt et de change

Les charges et produits générés par les contrats d'échange de taux d'intérêt et par les contrats d'option de taux d'intérêt sont portés, pour leur montant net, au Compte de Résultat prorata temporis sur la durée de ces opérations de couverture.
Les opérations en devises ne sont pas réévaluées dans la mesure où des contrats d'options, d'échange ou d'achat/vente à terme des devises, correspondant aux mêmes échéances, ont été mis en place.
Les primes afférentes à ces contrats sont portées au Compte de Résultat prorata temporis sur la durée de l'opération sous-jacente.
Les charges et produits financiers courus (intérêts et différences de change) sont portés pour le montant net au Compte de Résultat prorata temporis.

l. Stocks

Les stocks sont valorisés au prix de revient incorporant, pour les terrains et constructions, les frais de développement, les charges financières et certains frais généraux. Lorsque la valeur d'inventaire est inférieure au prix de revient, une provision pour dépréciation est constituée du montant de la différence.
Les pièces de rechange réparables sont classées en immobilisations en fonction de leur nature. Les pièces de rechange non réparables sont classées en stock.
Les stocks à rotation lente font l'objet d'une provision pour obsolescence.

m. Créances clients

Les créances clients font l'objet d'une provision pour créances douteuses.

3 > Produits d'exploitation

a. Chiffre d'affaires

Le chiffre d'affaires correspond aux ventes de biens et de services dans le cadre des activités courantes. Les ventes sont constatées en chiffre d'affaires lors de l'utilisation des services.
Le Groupe Eurotunnel a pour activité la prestation de services de transport entre la France et l'Angleterre, des activités associées et des activités de développement. Le chiffre d'affaires s'analyse comme suit :

(EN MILLIERS D'EUROS)	2002	2001
Navettes	523 411	504 571
Réseaux Ferroviaires	341 830	344 199
Activités hors transport *	31 681	44 209
	896 922	**892 979**

* Le poste "Activités hors transport" comprend également les ventes de terrains réalisées dans le cadre des activités de développement.

b. Autres produits, transferts de charges et reprises sur provisions

Les autres produits, transferts de charges et reprises sur provisions comprennent notamment la reprise de provision pour grosses réparations.

4 > Effectifs et frais de personnel

	2002	2001
Effectif moyen directement employé par le Groupe Eurotunnel (y compris les Administrateurs dirigeants)	3 484	3 617

(EN MILLIERS D'EUROS)	2002	2001
Frais de personnel (y compris charges sociales et rémunérations des Administrateurs)	160 869	155 851

Les jetons de présence et honoraires des Administrateurs sont comptabilisés sous la rubrique «Autres charges».

5 > Rémunérations des Administrateurs

Les rémunérations allouées par les sociétés du Groupe aux Administrateurs s'élèvent à 1 534 421 € (2001 : 1 678 516 €).
Le détail des rémunérations (y compris les primes et bonus complémentaires alloués aux Administrateurs dirigeants) est présenté dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs.

6 > Immobilisations et amortissements

(en milliers d'euros)	Immobilisations en Concession							Immobilisations propres	
	En-cours	Tunnels	Terminaux et terrains afférents	Équipements fixes	Matériels roulants	Autres Matériels: Terrains et bâtiments	Autres Matériels: Véhicules et équip. bureau	Immob. corporelles	Total
VALEURS BRUTES									
Au 1er janvier 2002	146 402	6 549 501	1 901 226	3 158 698	1 884 220	143 996	273 612	6 955	**14 064 610**
Acquisitions	8 757	–	10 382	14 486	9 258	386	15 419	–	**58 688**
Écarts de conversion	–	–	–	–	–	–	–	(449)	**(449)**
Transferts	(107 905)	–	30 607	24 865	52 433	–	–	–	–
Cessions/retraits	–	–	(319)	(49 058)	(56 905)	(3 562)	(20 046)	–	**(129 890)**
Au 31 décembre 2002	47 254	6 549 501	1 941 896	3 148 991	1 889 006	140 820	268 985	6 506	**13 992 959**
AMORTISSEMENTS									
Au 1er janvier 2002	–	117 139	89 548	555 863	332 618	30 931	143 256	1 750	**1 271 105**
Dotations	–	12 993	12 502	76 051	91 134	3 881	36 817	211	**233 589**
Écarts de conversion	–	–	–	–	–	–	–	(113)	**(113)**
Cessions/retraits	–	–	(6)	(49 058)	(55 579)	(3 209)	(20 727)	–	**(128 579)**
Au 31 décembre 2002	–	130 132	102 044	582 856	368 173	31 603	159 346	1 848	**1 376 002**
VALEURS NETTES									
Au 1er janvier 2002	146 402	6 432 362	1 811 678	2 602 835	1 551 602	113 065	130 356	5 205	**12 793 505**
Au 31 décembre 2002	47 254	6 419 369	1 839 852	2 566 135	1 520 833	109 217	109 639	4 658	12 616 957

En France, les biens immobiliers dans l'emprise de la Concession sont propriété de l'État et lui feront retour à l'expiration de la durée de la Concession. Au Royaume-Uni, le gouvernement a demandé à CTG le transfert de propriété, à son profit, des terrains et biens immobiliers acquis dans le cadre de la construction et de l'exploitation du Projet en échange d'un bail pour la durée de la Concession. À l'expiration de la Concession, les droits des Concessionnaires sur tous les biens et droits mobiliers, et de propriété intellectuelle, nécessaires à la construction et à l'exploitation du Projet, deviendront sans indemnité la propriété conjointe des deux États.

La dotation aux amortissements de l'exercice de 233,6 millions d'euros (2001 : 161,3 millions d'euros) comprend une dotation d'exploitation de 167,0 millions d'euros (2001 : 160,4 millions d'euros) et une sortie d'immobilisations de 66,6 millions d'euros (2001 : 0,9 million d'euros). Cette sortie d'immobilisations en 2002 résulte principalement de la mise au rebut d'équipements déposés du matériel roulant dans le cadre de la finalisation d'un programme de simplification réalisé sur plusieurs années, ainsi que la mise au rebut d'autres équipements remplacés.

7 > Autres immobilisations financières

Eurotunnel a versé un dépot de garantie de 23 millions d'euros à la société Fixed-Link Finance BV dans le cadre de l'opération financière conclue le 12 juillet 2002, remboursable le 1er août 2025 (ou avant sous certaines conditions) et décrite en note 1.

8 > Stocks

(en milliers d'euros)	31 décembre 2002	31 décembre 2001
Pièces de rechange*	9 622	8 993
Terrains en cours d'aménagement	11 670	12 294
	21 292	21 287

* Net d'une provision pour obsolescence de 2,5 millions d'euros (2001 : 2,5 millions d'euros).

9 > Créances clients

Les créances clients de 73 millions d'euros (2001 : 80 millions d'euros), après déduction d'une provision pour créances douteuses de 7 millions d'euros (2001 : 8 millions d'euros), sont à moins d'un an.

10 > Autres actifs financiers et autres dettes financières

Eurotunnel a acheté six sociétés de leasing au Royaume-Uni. Ces sociétés avaient des dettes de 969 millions d'euros au 31 décembre 2002 (2001 : 164 millions d'euros). L'augmentation de 805 millions d'euros est due à l'achat de trois sociétés de leasing au cours de l'exercice. La totalité de ces dettes est garantie par des créances de leasing détenues par ces sociétés. Ces transactions ont permis à Eurotunnel de recevoir le bénéfice immédiat d'une partie de ses pertes fiscales, par le transfert futur de ces pertes aux sociétés de leasing inclues dans le groupe fiscal d'Eurotunnel. Au cours de l'exercice Eurotunnel a acquis ANML (voir note 1). La transaction est financée par des emprunts bancaires de 386 millions de livres (593 millions d'euros). Les emprunts bancaires sont garantis par le biais des loyers dus à ANML, sans avoir recours aux sociétés du Groupe. L'actif de ANML estimé à sa juste valeur est de 593 millions d'euros de contrats de leasing.

11 > Valeurs mobilières de placement et disponibilités

a. Valeurs mobilières de placement

Ce poste correspond à des placements à court terme en certificats de dépôt et Sicav.

(en milliers d'euros)	31 décembre 2002	31 décembre 2001
Titres et valeurs en €	118 711	114 148
Titres et valeurs en £	221 564	111 888
Intérêts courus à recevoir	992	364
	341 267	226 400

b. Disponibilités

(en milliers d'euros)	31 décembre 2002	31 décembre 2001
Comptes courants bancaires et caisses	29 961	27 835
Total	**371 228**	**254 235**

Aux 31 décembre 2001 et 2002, la valeur de marché des "Titres et valeurs en € et en £" est égale à la valeur comptable.
Le montant total des disponibilités qui s'élève à 371 millions d'euros au 31 décembre 2002 comprend 192 millions d'euros pour le paiement des Intérêts Juniors.

12 > Capital social et primes d'émission

(en milliers d'euros)	ESA	EPLC	Total
CAPITAL SOCIAL (ACTIONS ORDINAIRES)			
Au 1er janvier 2002			
2 084 247 356 actions à 0,15 €	312 637	–	312 637
2 084 247 356 actions à 0,01£	–	30 708	30 708
	312 637	30 708	343 345
Unités émises au cours de l'exercice			
278 303 808 actions à 0,15 €	41 746	–	41 746
278 303 808 actions à 0,01£	–	4 282	4 282
	41 746	4 282	46 028
Au 31 décembre 2002			
2 362 551 164 actions à 0,15 €	354 383	–	354 383
2 362 551 164 actions à 0,01£	–	34 990	34 990
	354 383	**34 990**	**389 373**
PRIMES D'ÉMISSION			
Au 1er janvier 2002	1 289 918	1 369 144	2 659 062
Augmentation de capital	251 045	292 564	543 609
Au 31 décembre 2002	**1 540 963**	**1 661 708**	**3 202 671**

a. Le 13 août 1986, un Contrat de structure de sociétés a été signé entre ESA, EPLC, FM et CTG qui prévoit, entre autres, que les actions d'ESA et d'EPLC seront «jumelées», de telle sorte qu'une action d'ESA et une action d'EPLC forment une «Unité». Les statuts d'ESA et les Articles of Association d'EPLC limitent les transferts d'actions aux transferts simultanés d'un nombre égal d'actions de chaque société.

b. L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.
Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.
Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au cours de l'Unité la veille du jour de l'attribution de l'option ou à la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur à 80 % du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80 % de la moyenne des cours de l'Unité à l'ouverture des 20 séances de la Bourse de Londres précédant la date d'attribution des options.

Au cours de l'exercice 2002 et en vertu de ces dernières autorisations, il a été procédé :

• le 1er mai à une attribution à 463 bénéficiaires, d'options permettant de souscrire 7 460 518 Unités au prix de 1,09 € ou 0,67£, entre le 1er mai 2005 et le 30 avril 2012, sous réserve que le cours de l'Unité ait augmenté d'un taux annuel supérieur d'au moins 4 % à la moyenne de «the underlying UK Retail Price Index» et de l'indice mensuel des prix à la consommation hors tabac-ensemble des ménages au cours d'une période de trois ans minimum.

• le 1er mai dans le cadre du plan d'épargne salariale britannique, à l'attribution à 419 bénéficiaires, d'options permettant de souscrire 3 209 159 Unités au prix de 0,54£, entre le 1er juin 2007 et le 30 novembre 2007.

Au cours de l'exercice 2002, aucune Unité n'a été créée par l'exercice d'options. Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 489 bénéficiaires de souscrire à 40 429 153 Unités selon les conditions suivantes :

Options de souscription

Date d'attribution	Unités restant à souscrire	Prix d'exercice		Période d'exercice
		€	£	
13 juillet 1994	223 237	2,91	2,24	13.07.1998 au 12.07.2004
24 novembre 1994	47 601	2,56	2,05	24.11.1998 au 23.11.2004
11 avril 1995	381 244	2,23	1,81	11.04.1999 au 10.04.2005
18 juin 1999	7 128 928	1,46	0,95	18.06.2002 au 17.06.2009
17 septembre 1999*	3 628 771	–	0,73	01.11.2004 au 30.04.2005
24 novembre 1999	6 123 000	1,27	0,81	24.11.2002 au 23.11.2009
31 mars 2000*	1 261 016	–	0,61	01.05.2005 au 31.10.2005
31 mars 2000	4 235 422	1,24	0,76	31.03.2003 au 30.03.2010
16 mars 2001*	1 883 498	–	0,62	01.05.2006 au 31.10.2006
16 mars 2001	5 369 853	1,26	0,77	16.03.2004 au 15.03.2011
1er mai 2002*	2 819 311	–	0,54	01.06.2007 au 30.11.2007
1er mai 2002	7 327 272	1,09	0,67	01.05.2005 au 30.04.2012

* Attribution dans le cadre du plan d'épargne salariale britannique.

c. En 1998, il a été procédé à l'attribution gratuite aux actionnaires de :

919 553 419 bons de souscription (Bons 2003) à échéance du 31 octobre 2003. Trois Bons 2003 donnent droit de souscrire, compte tenu de l'ajustement intervenu suite à l'augmentation de capital de 1999, à 1,02 Unité au prix de 1,02 € (6,70 F) plus 0,68 £. Au cours de l'exercice 2002, 3 885 Bons 2003 ont été exercés conduisant à la création de 1 317 Unités. En conséquence, le nombre d'Unités pouvant être souscrites par exercice des 919 066 182 Bons 2003 encore en circulation est de 312 482 501.

d. En avril 1998, FM et EFL ont émis 645 161 300 Obligations Remboursables en Unités ("ORU") à un prix de 6,97 F (1,06257 €) plus 0,70£.

Le 11 mai 1999, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 6 mai 1999, il a été procédé au remboursement anticipé sur la base de 1 Unité pour 1,3 ORU, de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles.

Le 17 juillet 2002, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 30 mai 2002, il a été procédé au remboursement anticipé sur la base de 1,01 Unité pour 1 ORU, de 275 547 040 ORU par émission de 278 302 491 Unités nouvelles.

Le 25 juillet 2002, en vertu des dispositions contractuelles applicables aux ORU, il a été procédé au remboursement d'un total de 123 467 ORU en numéraire avec une prime de 13,345 % sur leur valeur nominale au moyen du produit de l'exercice des Bons 2001 ainsi qu'au remboursement d'un total de 78 844 € et 51 941£ d'Intérêts Différés relatifs aux ORU ainsi remboursées. Un total de 22 844 € et de 19 941£ a été remboursé en numéraire. Le solde a été remboursé au moyen de l'émission par FM de 56 Obligations de Stabilisation en euros, chacune ayant une valeur faciale de 1 000 € et par EFL de 32 Obligations de Stabilisation en sterling, chacune ayant une valeur faciale de 1 000£, ceci constituant une émission d'Obligations de Stabilisation de 105 184 € (voir note 15a).

Les 181 382 196 ORU restantes sont remboursables le 31 décembre 2003 sur la base d'une obligation pour 1,01 Unité, compte tenu de l'ajustement consécutif à l'augmentation de capital de décembre 1999, sauf remboursement anticipé en Unités suivant les conditions stipulées dans le contrat d'émission ou anticipé en numéraire avec partie du produit de l'exercice des Bons 2003. Elles portent un coupon fixe à 4,45 %.

13 > Réserves

a. Variation des réserves

(EN MILLIERS D'EUROS)	RESERVE*	REPORT À NOUVEAU RÉSULTAT	ÉCART DE CONVERSION
Au 1er janvier 2002	5 103	(831 317)	(914 157)
Résultat de l'exercice	–	508 107	–
Écart de conversion	–	–	399 384
Au 31 décembre 2002	**5 103**	**(323 210)**	**(514 773)**

*Cette réserve non distribuable est la conséquence de la conversion du capital social d'ESA en euros.

b. Analyse du résultat combiné de l'exercice

(EN MILLIERS D'EUROS)	
Résultat de l'exercice d'ESA	(12)
Résultat des filiales d'ESA	214 359
Résultat du Groupe EPLC	278 847
Elimination du résultat de certaines entités consolidées dans le groupe EPLC (voir note 23)	346
Ajustements de combinaison :	
Différences de change sur amortissements	17 483
• Autres éliminations intragroupe	(795)
• Amortissement des frais d'augmentation de capital d'EPLC	(2 121)
Résultat combiné du Groupe Eurotunnel (bénéfice)	**508 107**

14 > Provision pour risques et charges

Ce poste comprend essentiellement une provision pour grosses réparations à hauteur de 85,5 millions d'euros (31 décembre 2001 : 71,6 millions d'euros), et une provision pour renouvellement des immobilisations à hauteur de 41,9 millions d'euros (31 décembre 2001 : 37,3 millions d'euros). Il comprend également une provision pour indemnités de départ en retraite de 3,5 millions d'euros (31 décembre 2001 : 3,0 millions d'euros). Aucune provision n'a été constituée au titre des réclamations des Réseaux (voir note 1).

15 > Emprunts et dettes auprès des établissements de crédit

a. Analyse des Emprunts Obligataires, de la dette financière et des charges d'intérêts

(EN MILLIERS D'EUROS)	31 DÉCEMBRE 2001 PUBLIÉ	31 DÉCEMBRE 2001 RECALCULÉ*	RÉDUCTIONS DE DETTE ET ANNULATIONS D'INTÉRÊTS	NOUVEL EMPRUNT	INTÉRÊTS**	31 DÉCEMBRE 2002
Obligations Remboursables en Unités	1 011 307	977 393	(589 513)	–	–	387 880
Obligations Participantes	1 334 745	1 289 847	–	–	–	1 289 847
Obligations de Stabilisation***	–	–	105	–	–	105
Total emprunts obligataires	**2 346 052**	**2 267 240**	**(589 408)**	**–**	**–**	**1 677 832**
Dette EDL, Senior et 4e Tranche	573 200	553 086	–	–	–	553 086
Dette Tier 1A	–	–	–	1 137 380	–	1 137 380
Dette Junior	5 507 842	5 338 224	(532 115)	–	–	4 806 109
Crédit à Taux Révisable	1 831 711	1 775 060	(928 571)	–	–	846 489
Intérêts impayés						
Avances de stabilisation	858 525	828 585	(369 504)	–	70 008	529 089
Intérêts différés	215 015	207 805	(5 125)	–	30 383	233 063
Total dette financière et intérêts différés	**8 986 293**	**8 702 760**	**(1 835 315)**	**1 137 380**	**100 391**	**8 105 216**
Intérêts courus						
Emprunts obligataires	21 763	21 033	–	–	(11 368)	9 665
Dette financière	202 250	194 999	–	–	(8 486)	186 513
Total intérêts courus	**224 013**	**216 032**	**–**	**–**	**(19 854)**	**196 178**
Concours bancaires courants	**4**	**4**	**–**	**–**	**9**	**13**
Total emprunts et dette financière	**11 556 362**	**11 186 036**	**(2 424 723)**	**1 137 380**	**80 546**	**9 979 239**

* Les emprunts au 31 décembre 2001 ont été recalculés au taux de change du 31 décembre 2002 pour faciliter la comparaison.
** Les intérêts comprennent la charge d'intérêt de la période diminuée des montants payés en numéraire ou par utilisation du Crédit de Stabilisation.
*** Voir note 12 d.

En janvier 2002, 25,5 millions d'euros et 19,0 millions de livres de Crédit de Stabilisation ont été créés pour couvrir les intérêts impayés sur le Crédit à Taux Révisable. La totalité des intérêts dus sur les ORU au 26 janvier 2002 (10,8 millions d'euros et 7,1 millions de livres) a été différée.

En juillet 2002, 175,8 millions d'euros et 126,0 millions de livres de Crédit de Stabilisation, 465,5 millions d'euros et 296,6 millions de livres de Crédit à Taux Révisable, 251,5 millions d'euros et 179,6 millions de livres de Dette Junior Tier 1, et 2,6 millions d'euros et 1,7 million de livres d'Intérêts Différés ont été rachetés essentiellement par tirage sur le crédit Tier 1A (y compris 0,1 million d'euros et 0,1 million de livres relatifs aux ORU remboursées au moyen du produit de l'exercice des Bons 2001).

Dans le même mois 292,8 millions d'euros et 192,9 millions de livres d'ORU ont été convertis en Unités. 7,7 millions d'euros et 5,0 millions de livres de Crédit de Stabilisation ont été créés en juillet pour couvrir les intérêts impayés sur le Crédit à Taux Révisable. La totalité des intérêts dus sur le solde des ORU au 26 juillet 2002 (4,3 millions d'euros et 2,8 millions de livres) n'a pu être réglée en numéraire et a donc été ajoutée au poste Intérêts Différés.

En juillet 2002, 4,6 millions de livres de crédit à Taux Révisable et 2,9 millions de livres de Dette Junior ont été remboursés au pair.

En janvier 2003, 13,0 millions d'euros et 8,2 millions de livres de Crédit de Stabilisation ont été créés pour couvrir les intérêts qui n'ont pu être réglés en numéraire sur le Crédit à Taux Révisable. La totalité des intérêts dus sur les ORU au 26 janvier 2003 (4,3 millions d'euros et 2,9 millions de livres) a été ajoutée au poste Intérêts Différés.

Les économies d'intérêts générées pour 2002 par les opérations financières réalisées en juillet 2002 sont les suivantes :

- 25 millions d'euros sur les ORU remboursées par anticipation ;
- 26 millions d'euros correspondant à l'abandon de l'intérêt sur le Crédit à Taux Révisable entre le 28 janvier 2002 et le 12 juillet 2002;
- 27 millions d'euros correspondant à l'intérêt sur le Crédit à Taux Révisable depuis le 12 juillet 2002.

Ces économies sont réduites par des charges d'intérêts additionnelles de 24 millions d'euros : 21 millions d'euros sur les 622 millions d'euros de dette Tier 1A empruntée afin de racheter du Crédit à Taux Révisable et des Avances de Stabilisation depuis le 10 juillet 2002, 2 millions d'euros sur les 515 millions d'euros de dette Tier 1A empruntée pour refinancer de la Dette Junior, et le Groupe a payé 1 million d'euros d'intérêts supplémentaires sur la Dette Senior dont le remboursement a été reporté de 2002-2005 à 2009-2012.

Ces opérations financières se traduisent donc par une économie nette d'intérêts de 54 millions d'euros en 2002.

b. Échéancier des Emprunts Obligataires et de la dette financière

(en milliers d'euros)	Moins d'un an	De 1 à 5 ans	Plus de 5 ans	Total
Obligations Remboursables en Unités	387 880	–	–	387 880
Obligations Participantes	–	–	1 289 847	1 289 847
Obligations de Stabilisation	–	–	105	105
Total Emprunts obligataires	**387 880**	**–**	**1 289 952**	**1 677 832**
Dette EDL, Senior et 4e Tranche	–	11 985	541 101	553 086
Dette Tier 1A	–	–	1 137 380	1 137 380
Dette Junior	–	47 941	4 758 168	4 806 109
Crédit à Taux Révisable	–	–	846 489	846 489
Intérêts impayés				
Avances de stabilisation	–	–	529 089	529 089
Intérêts différés*	233 063	–	–	233 063
Total, dette financière et intérêts différés	**233 063**	**59 926**	**7 812 227**	**8 105 216**
Intérêts courus				
Emprunts obligataires	9 665	–	–	9 665
Dette financière	186 280	–	233	186 513
Total intérêts courus	**195 945**	**–**	**233**	**196 178**
Concours bancaires courants	**13**	**–**	**–**	**13**
Total, emprunts et dette financière	**816 901**	**59 926**	**9 102 412**	**9 979 239**

*Les intérêts différés seront convertis au 31 décembre 2003 en Obligations de Stabilisation dues à plus de cinq ans.

c. Description de la Dette

• Les Obligations Remboursables en Unités sont décrites en note 12 d.

• Les Obligations Participantes, au nombre de 423 570 au 31 décembre 2002, ont été émises par FM et EFL au prix de 9 893F (1 508,18 €) et 1 000 £ , et portent un coupon fixe de 1 % par an. À compter de la fin de la Période de Stabilisation (soit le 31 décembre 2005, ou avant sous certaines conditions, à la demande d'Eurotunnel), ces obligations ouvriront droit au paiement, en plus du coupon fixe, d'un coupon variable égal à 23,3 % du cashflow net disponible. Ces obligations seront remboursables au plus tard le 30 avril 2040.

• Le Crédit à Taux Révisable porte intérêt à taux fixe de 7,03 % pour la partie libellée en livres et 5,28 % pour la partie libellée en euros jusqu'au 26 janvier 2004. Par la suite les intérêts seront déterminés en fonction du taux des emprunts d'État français et britannique majoré de 0,5 %. Au terme de la Période de Stabilisation, cette marge sera portée à 1,5 %. Ces crédits seront remboursés au plus tard le 31 décembre 2050.

• La Dette Junior porte intérêt au même taux fixe que le Crédit à Taux Révisable. À partir de certaines dates comprises entre le 1er décembre 2003 et le 8 janvier 2004, elle portera intérêt à taux variable, majoré de 1,25 %. La Dette Junior est remboursable entre 2007 et 2025.

• L'Emprunt Tier 1A est composé de trois tranches : la première d'un montant de 335 millions de livres (soit 515 millions d'euros) et la seconde d'un montant de 285 millions de livres (soit 438 millions d'euros), totalisant 620 millions de livres (soit 953 millions d'euros), seront amorties conjointement en deux paiements égaux effectués en 2027 et 2028 ; la troisième tranche de 120 millions de livres (soit 184 millions d'euros) sera amortie en une seule fois en 2026. L'Emprunt Tier 1A porte intérêt à taux fixe, jusqu'à sa date d'échéance, fixé pour ce qui est des deux premières tranches, à 6,645 % par an et pour ce qui est de la troisième tranche, à 8,16 % par an.

• Des Avances de Stabilisation (au titre de la Dette Junior et du Crédit à Taux Révisable) ou des intérêts différés (au titre des ORU) sont créés semestriellement, en janvier et en juillet, afin de régler la charge d'intérêt ne pouvant être réglée avec les disponibilités. Au titre du Crédit de Stabilisation, Eurotunnel est autorisé à tirer de nouvelles avances de crédit (sous réserve de certaines limites de tirages) jusqu'à la fin de la Période de Stabilisation, ces avances portant intérêt à taux zéro. Par la suite, elles porteront intérêt à taux variable, majoré de 1,25 %. Dans les dix-huit mois suivant la fin de la période à taux zéro, les crédits pourront être convertis en émissions obligataires sur décision d'Eurotunnel. Les remboursements de ce crédit seront échelonnés entre 2018 et 2026.

• Une partie de la Dette Senior (93 millions d'euros et 140 millions de livres) porte intérêt à taux variable, le solde (48 millions d'euros) portant intérêt à taux fixe. Elle est remboursable entre 2009 et 2012 et la marge est de 1 %. La Dette Senior a reçu la notation A– de Standard & Poor's.

• La Dette Quatrième Tranche correspond aux tirages effectués auprès de la Banque Européenne d'Investissement et de la CECA. Elle porte intérêt à taux fixes majorés de 1 %. Elle est remboursable entre 2006 et 2019.

La totalité de la dette est garantie par des sûretés accordées en faveur des prêteurs par Eurotunnel.

d. Paiement des intérêts courus

Sur les 226 millions d'euros d'intérêts venant à échéance en janvier 2003, 192 millions d'euros ont été payés en numéraire et 34 millions d'euros ont été payés par utilisation du Crédit de Stabilisation.

e. Risque de taux

Toute la dette d'Eurotunnel, à l'exception de 93 millions d'euros et 140 millions de livres de Dette Senior, porte intérêt à taux fixe jusqu'à la fin de 2003. Jusqu'à cette date l'impact d'une variation de 1 % des taux d'intérêts variables en France et au Royaume-Uni serait une variation des charges financières de l'ordre de 3 millions d'euros par an. Une variation équivalente des taux d'intérêts sur les placements compenserait en grande partie la variation des charges financières. À partir de 2004, un total de 6,2 milliards d'euros de la dette d'Eurotunnel portera intérêt à taux variable.

En août 2000, Eurotunnel a conclu une opération de couverture (collar) auprès d'institutions financières afin de limiter son exposition à d'éventuelles hausses des taux d'intérêt. Cette opération porte sur une partie de la dette du Groupe s'élevant à 1 920 millions d'euros et à 1 071 millions de livres. Elle est composée de deux parties. Les contrats caps limitent le taux d'intérêt (avant marges) sur cette dette à des taux allant de 6,75 % en 2004 à 8 % en 2008 pour la partie euros et de 7,25 % en 2004 à 8 % en 2008 pour la partie livres. Les contrats floors impliquent que les taux d'intérêt supportés par Eurotunnel ne tomberont pas, en moyenne, au-dessous d'un certain niveau allant de 5,3 % en 2004 à 4,51 % en 2008 pour la partie euros et de 5,5 % en 2004 à 4,98 % en 2008 pour la partie livres. Une prime de 28 millions d'euros et 23 millions de livres a été versée pour assurer cette protection de taux d'intérêt, et sera portée au compte de résultat prorata temporis sur la durée des contrats de couverture (2004 à 2008).

Suite à l'opération de titrisation d'une part de la Dette Junior conclue en mars 2001, Eurotunnel a conclu des contrats caps supplémentaires portant sur 959 millions d'euros et 536 millions de livres de Dette Junior aux mêmes taux et pour les mêmes périodes que ceux décrits au paragraphe ci-dessus. Aucune prime n'a été

versée et aucun contrat floor n'a été accordé pour obtenir cette couverture supplémentaire.
Si les taux du marché en 2004-2008 sont supérieurs aux taux caps, les banques contreparties paieront à Eurotunnel la différence entre les deux taux. Si les taux du marché en 2004-2008 sont inférieurs aux taux floors, Eurotunnel paiera aux contreparties la différence entre les deux taux. Lorsque les taux du marché se situent entre les taux caps et les taux floors, aucun paiement n'est effectué au titre de ces contrats.
641 millions d'euros et 423 millions de livres de Crédit à Taux Révisable et de Crédit de Stabilisation qui portent intérêt à taux variable à partir de 2004 et 2006 respectivement, ont été rachetés avec les fonds provenant de la nouvelle dette Tier 1A de 740 millions de livres à taux fixe.
Le tableau ci-dessous donne une estimation de la charge totale d'intérêts d'Eurotunnel (marges comprises) pour des hypothèses de taux EURIBOR et LIBOR à 6 mois en 2004 allant de 3 % à 8 %. Ces chiffres tiennent compte de l'impact des contrats d'options sur taux en place et sont calculés sur la base de taux d'intérêts EURIBOR et LIBOR à 6 mois identiques.

Charge d'intérêts (hors impact de la prime d'option payée en 2000) :

(EN MILLIONS D'EUROS)

3 %	4 %	5 %	6 %	7 %	8 %
449	474	499	546	600	613

f. Risque de change

Toute la dette d'Eurotunnel est libellée en euros (Groupe ESA) ou en livres sterling (Groupe EPLC). En conséquence, aucun gain ni aucune perte de change ne peuvent survenir de la réévaluation de la dette externe. La majorité des risques de change liés aux activités continentales d'Eurotunnel a été éliminée par l'introduction de l'euro dans 12 pays membres de l'Union Européenne. Le risque de change résiduel porte sur la réévaluation des comptes courants intragroupe. La dette intragroupe résiduelle au 31 décembre 2002 est de 39 millions d'euros à comparer à 554 millions d'euros au 31 décembre 2001 suite à l'opération financière conclue en juillet 2002. L'impact d'une variation de 10 % de la parité entre l'euro et la livre sterling serait un gain ou une perte de change comptable de l'ordre de 4 millions d'euros.

g. Risque de liquidité

Le 31 décembre 2003, les Obligations Remboursables en Unités seront converties en Unités à un prix prédéterminé, à l'exception de celles qui auraient été auparavant remboursées en numéraire par le produit de l'exercice des Bons 2003 avec une prime par rapport à leur valeur faciale.
Le reste de la dette est remboursable après la période de Stabilisation (31 décembre 2005, ou plus tôt sous certaines conditions, sur décision d'Eurotunnel).

Les intérêts dus sur les ORU, la Dette Junior (Tier 2 et Tier 3) et le Crédit à Taux Révisable qui ne pourraient pas être réglés en numéraire, peuvent, jusqu'à la fin de la période de Stabilisation être réglés par des tirages sur le Crédit de Stabilisation dans certaines limites. Eurotunnel peut sous certaines conditions rembourser en Unités le Crédit de Stabilisation.
Les montants des tirages disponibles sur le Crédit de Stabilisation s'élèvent à 80 millions de livres (ou 123 millions d'euros) sur la période du 1er février 2003 au 31 janvier 2004, 100 millions de livres (ou 154 millions d'euros) sur la période du 1er février 2004 au 31 janvier 2005 et 60 millions de livres (ou 92 millions d'euros) sur la période du 1er février 2005 au 31 janvier 2006.

16 > Autres dettes

(EN MILLIERS D'EUROS)	31 DÉCEMBRE 2002	31 DÉCEMBRE 2001
Avances et acomptes	140 453	142 148
Fournisseurs et comptes rattachés	75 559	66 729
Dettes sociales et fiscales	41 985	27 529
Fournisseurs d'immobilisations	19 739	25 705
Autres dettes	6 253	6 103
	283 989	**268 214**

Le poste «Avances et acomptes» est constitué essentiellement des avances effectuées par les Réseaux Ferroviaires en application de la clause de paiement minimum de la Convention d'Utilisation. Ces avances sont remboursables sous certaines conditions par déduction sur les versements futurs dus par les Réseaux. En cas de non remboursement, ces avances seront comptabilisées au compte de résultat sur plusieurs exercices. Les autres postes sont essentiellement à moins d'un an.

17 > Différences de change

Les profits et pertes de change proviennent essentiellement des comptes intragroupes.

18 > Résultat exceptionnel

Le bénéfice exceptionnel de 686 millions d'euros comprend notamment le bénéfice exceptionnel généré par les opérations financières réalisées en juillet 2002 pour un montant net de 681 millions d'euros et décrites en note 1 ; et le bénéfice exceptionnel de 74 millions d'euros generé par les opérations de leasing décrites en note 10. Par ailleurs le Groupe a réalisé et terminé en 2002 un programme de simplification du matériel roulant réalisé sur plusieurs années qui, avec la mise au rebut d'autres équipements remplacés, ont conduit à une sortie d'immobilisations de 67 millions d'euros (voir note 6).

19 > Résultat et situation fiscale

a. Impôts courants

En 2002, ESA a renouvelé, pour une nouvelle période de 5 ans, l'option pour le régime de l'intégration fiscale de Groupe incluant FM, Eurotunnel Participation 1, Eurotunnel Participation 2 et Europorte. ESA a provisionné l'impôt forfaitaire annuel à hauteur de 45 000 €.
En France, les pertes fiscales cumulées reportables du Groupe intégré, s'élèvent à 498 millions d'euros (2001 : 836 millions d'euros), dont 493 millions d'euros (2001 : 493 millions d'euros) sont reportables indéfiniment.
Au Royaume-Uni, au 31 décembre 2002, les charges fiscalement reportables de 2 459 millions de livres (2001 : 2 574 millions de livres) restent imputables sur certains profits futurs du groupe EPLC. Au 31 décembre 2002 EPLC a par ailleurs des charges fiscalement reportables indéfiniment, «Capital Allowances» de 1 962 millions de livres et des «Industrial Buildings Allowances» de 1 014 millions de livres imputables sur les profits futurs du Groupe EPLC.
Il est prévu que l'ensemble des opérations de rachat de sociétés de leasing réalisées par le Groupe au cours de l'exercice va nécessiter dans le futur l'utilisation de 651 millions de livres de pertes fiscales au Royaume-Uni.

b. Impôts différés

Le crédit d'impôt différé n'a pas été comptabilisé.

c. Les particularités du Projet ont nécessité des consultations entre les autorités fiscales des deux pays afin d'harmoniser, autant que possible, les traitements fiscaux. Certaines dispositions n'ont pas été définitivement arrêtées ; toutefois, cette situation n'a pas d'incidence significative sur les comptes.

20 > Engagements hors bilan

Conformément aux termes des Conventions de Crédit, les sociétés du Groupe Eurotunnel se sont engagées à consentir aux banques prêteuses des sûretés sur tous leurs actifs, droits et biens autres que ceux détenus par EDL, OPL, CLL et les sociétés CRL.
En application des contrats de crédit, en cas de survenance d'un cas de défaillance, les Prêteurs seraient en droit dans certaines circonstances, d'exercer leurs droits de substitution tel que prévu dans la Concession d'Eurotunnel et d'exercer les sûretés qui leur ont été consenties aux termes des Conventions de Crédit.
Au 31 décembre 2002, les actions des filiales d'ESA et d'EPLC, la plupart des comptes bancaires, le matériel roulant réceptionné, les marques déposées et les bénéfices des contrats les plus importants ont été donnés en garantie selon le droit français. En droit anglais, tous les actifs, droits et biens appartenant aux sociétés du Groupe Eurotunnel autres qu'EDL, OPL, CLL et les sociétés CRL, font l'objet d'une garantie globale. Certains terrains, constructions et bâtiments, appartenant à différentes filiales du Groupe Eurotunnel, ont été donnés en garantie.

21 > Tableau de financement de l'exercice 2002

a. Réconciliation du résultat d'exploitation de l'exercice avec les flux de trésorerie liés à l'exploitation

(EN MILLIERS D'EUROS)	2002	2001
Résultat d'exploitation	**325 824**	**326 682**
Provisions	32 528	37 655
Dotations aux amortissements	167 035	160 365
Profit avant dotations aux amortissements, provisions, intérêts et impôts	**525 387**	**524 702**
Ajustement de taux*	(6 736)	2 206
Variation des stocks	(1 089)	139
Variation des créances	7 995	51 983
Variation des dettes	9 407	(53 302)
Flux de trésorerie lié à l'exploitation	**534 964**	**525 728**

* L'ajustement résulte de la prise en compte des éléments du Compte de Résultat au taux de clôture.

b. Détail des éléments du tableau de financement

(EN MILLIERS D'EUROS)	2002	2001
PRODUITS ET CHARGES FINANCIÈRES		
Intérêts reçus	26 658	16 246
Intérêts payés	(408 171)	(418 367)
Instruments de couverture	4 076	–
Produits et charges financières	**(377 437)**	**(402 121)**
IMMOBILISATIONS		
Décaissements relatifs à l'acquisition d'immobilisations corporelles	(64 189)	(135 043)
Encaissements provenant de la cession d'actifs immobilisés	989	539
Immobilisations	**(63 200)**	**(134 504)**
FINANCEMENT		
Augmentation de Capital, nette de frais	813	178
Variation Emprunts	39 672	(10 659)
Variation Autres immobilisations financières	(23 055)	–
Financement	**17 430**	**(10 481)**

c. Analyse de la variation de trésorerie

(EN MILLIERS D'EUROS)	2002	2001
Trésorerie à l'ouverture	253 867	261 761
Variation de trésorerie (hors incidence des variations des taux de change)	124 993	(10 768)
Incidence des variations des taux de change	(8 637)	2 874
Trésorerie à la clôture	**370 223**	**253 867**

d. Analyse des comptes de trésorerie présentés au bilan

(EN MILLIERS D'EUROS)	2002	VARIATION DE L'EXERCICE	2001
Valeurs mobilières de placement	341 267	114 867	226 400
Disponibilités	29 961	2 126	27 835
	371 228	116 993	254 235
Découverts bancaires	(13)	(9)	(4)
Intérêts	(992)	(628)	(364)
	(1 005)	(637)	(368)
	370 223	116 356	253 867

22 > Bénéfice / (perte) par Unité

(EN CENTIMES D'EURO)	2002	2001
Bénéfice / (perte) net par Unité	22,9	(9,0)
Perte avant résultat exceptionnel	(8,0)	(9,5)
Bénéfice / (perte) net par Unité après dilution	21,9	(5,6)

Le bénéfice par Unité, après impôts et éléments exceptionnels, est calculé en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice, 2 216 918 185 (31 décembre 2001 : 2 083 750 996) et le bénéfice de l'exercice de 508 107 000 € (31 décembre 2001 : perte de 187 834 000 €).

La perte par Unité, après impôt et avant éléments exceptionnels est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice telle qu'indiquée ci-dessus et la perte de 177 501 000 € (31 décembre 2001 : 198 005 000 €) avant le produit exceptionnel de 685 608 000 € (31 décembre 2001 : 10 171 000 €).

Le bénéfice net par Unité pour l'exercice après dilution est calculé en utilisant le nombre total d'Unités qui pourraient être émises, compte tenu des conditions de marché à la date de clôture, par l'exercice des instruments existants. Le nombre d'Unités après dilution est de 2 400 114 202 (2001 : 2 547 933 007), et le résultat ajusté de l'année est un bénéfice de 525 571 000 € au 31 décembre 2002 (2001 : perte de 142 890 000 €).

23 > Différences significatives entre les principes comptables du Groupe et les règles britanniques

Les Comptes Combinés d'Eurotunnel suivent les règles françaises qui diffèrent par certains aspects des règles britanniques. Les différences significatives au titre des Comptes Combinés du Groupe Eurotunnel sont les suivantes :

Selon les règles britanniques, les entités ad hoc Fixed-Link Finance BV et Tunnel Junior Debt Holdings Limited, créées et contrôlées par des tiers dans le cadre de l'opération de titrisation de 1,8 milliard d'euros de Dette Junior conclue en 2001, sont consolidées en tant que «quasi filiales» au sens de la norme britannique FRS 5. Le rachat de Dette Junior Eurotunnel par Tunnel Junior Debt Holdings Limited, financé par l'émission d'obligations par Fixed-Link Finance BV, est considéré comme étant en substance une annulation de dette existante et une création de nouvelle dette (voir la note 15 des comptes consolidés de EPLC), et a généré un bénéfice de 416 millions d'euros au crédit du compte de résultat en 2001.

Selon les règles britanniques, les entités ad hoc Fixed-Link Finance 2 BV (FLF2) et Tunnel Stabilisation and Resettable Advances Limited, créées et contrôlées par des tiers dans le cadre de l'opération de rachat et de refinancement de dette décrite en note 1, et pour lesquelles le Groupe Eurotunnel n'assume aucun risque, sont consolidées en tant que «quasi filiales». La seule différence due à ce traitement serait l'inclusion dans le bilan combiné des obligations «Guaranted Notes» et «Class A Notes» émises par FLF2 à la place de la Dette Tier 1A (voir note 15). Etant donné que ces instruments comportent le même montant en principal et portent intérêt au même taux que la Dette Tier 1A, aucune différence ne serait constatée au niveau du bénéfice résultant de cette opération enregistré dans l'exercice, des capitaux propres ou des frais financiers récurrents.

Les règles britanniques diffèrent aussi pour le traitement des coûts d'augmentation de capital. Selon les règles britanniques, les coûts d'augmentation de capital sont traités comme partie intégrante des transactions avec les actionnaires, sont déduits des fonds reçus de l'augmentation de capital et, en conséquence, ne figurent pas au compte de résultat. La législation britannique permet, par ailleurs, de déduire de la prime d'émission certains de ces coûts.

Selon les règles françaises, les coûts d'augmentation de capital peuvent être comptabilisés au compte de résultat, imputés sur les primes d'émission ou capitalisés. Au cas particulier d'Eurotunnel, ces coûts, lorsqu'ils ont été engagés pendant la période de construction, ont été capitalisés comme l'ensemble des coûts en actifs de la Concession.

Si les Comptes Combinés avaient été préparés selon les règles britanniques, les capitaux propres au 31 décembre 2002 auraient été augmentés de 162 millions d'euros (31 décembre 2001 : augmentation de 160 millions d'euros) et le résultat aurait été augmenté de 2 millions d'euros (2001 : augmentation de 417 millions d'euros).

Depuis la publication de la norme comptable FRS 11 en 1998, les règles britanniques exigent pour l'évaluation des actifs immobilisés la comparaison de leur valeur nette comptable avec la valeur des projections de flux de trésorerie actualisés (alors que la norme américaine FAS 144, utilisée dans les Comptes Combinés, identifie une éventuelle dépréciation sur la base de flux de trésorerie non actualisés). L'application de cette norme (détaillée dans les comptes d'EPLC en pages 74 et 75) n'a pas engendré de réduction de la valeur des actifs immobilisés du Groupe.

> Déclaration du Conseil Commun
sur le Gouvernement d'Entreprise

> Gouvernement d'Entreprise

Le Conseil, soucieux de tirer le meilleur parti des standards français et britanniques en matière de gouvernement d'entreprise, confirme que le Groupe respecte les principes du Code du Comité sur le Gouvernement d'Entreprise publié au Royaume-Uni en 1998 et l'essentiel des recommandations des Rapports Viénot et Bouton publiés en France en 1995, 1999 et 2002. Le Groupe a été en conformité avec le Code du Comité sur le Gouvernement d'Entreprise durant toute l'année 2002.

À la date du 7 février 2003 le Conseil Commun d'Eurotunnel est composé de treize Administrateurs dont un a des fonctions de direction dans le Groupe. Le Conseil considère que tous les Administrateurs non dirigeants, sauf Charles Mackay sont des «Administrateurs indépendants» au sens du Rapport Bouton et du Code visé ci-dessus («Administrateur qui n'entretient aucune relation de quelque nature que ce soit avec la société, son groupe ou sa direction, qui puisse compromettre l'exercice de sa liberté de jugement»). Charles Mackay, bien que non dirigeant mais bénéficiant d'un contrat de travail de droit anglais, n'est pas considéré comme étant un Administrateur indépendant. La nomination des Administrateurs est soumise à ratification de la plus proche Assemblée d'actionnaires. Le mandat des Administrateurs est ensuite renouvelable au moins tous les trois ans. François Jaclot est devenu Membre du Conseil Commun le 19 juillet 2002. Christian Cambier a quitté le Conseil le 11 février 2002.

Le Conseil Commun, qui s'est réuni 8 fois en 2002 (avec un taux moyen de participation des Administrateurs de 90 %), fonctionne dans le cadre d'une structure où les rôles et responsabilités du Président du Conseil Commun, du Directeur Général du Groupe et des Administrateurs non dirigeants sont clairement et formellement définis. Conformément au Contrat de Concession, le Conseil Commun a la responsabilité de la direction et de la gestion du Groupe Eurotunnel. Le Directeur Général du Groupe est responsable de la gestion du Groupe Eurotunnel dans le cadre défini par le Conseil Commun, certains sujets relevant de la seule compétence du Conseil, tels que la stratégie globale, les budgets, l'approbation des investissements importants et l'examen des sujets opérationnels, juridiques et financiers importants.

Le Conseil Commun suit également la recommandation du Code du Comité sur le Gouvernement d'Entreprise qui prévoit la désignation d'un Administrateur indépendant senior, autre que le Président du Conseil Commun, à qui il est possible de s'adresser en cas de besoin. Le Conseil Commun considère qu'il est utile, compte tenu du caractère binational d'Eurotunnel, d'avoir deux Administrateurs indépendants senior, un en France et un en Angleterre, et a désigné Baron Guy de Wouters et Lord Tugendhat.

Le Conseil a mis en place plusieurs comités, dont les plus importants sont les suivants :

- Le Comité d'Audit, présidé par le Baron Guy de Wouters (Administrateur non dirigeant), est composé de 5 autres Administrateurs non dirigeants (Vivienne Cox, Keith Edelman, François Jaclot, Philippe Lagayette et Charles Petruccelli). Le Comité d'Audit rencontre au moins trois fois par an les auditeurs internes et externes, ainsi que les membres de la direction, afin de veiller à la qualité de l'information financière communiquée aux actionnaires, de surveiller les systèmes de contrôle interne, et de faciliter la communication entre le Conseil Commun et les auditeurs internes et externes. Le Comité d'Audit revoit, en particulier, les rapports et comptes semestriels et annuels avant leur présentation au Conseil, et étudie toute question soulevée par les auditeurs. Le directeur de l'Audit Interne a accès directement au Président du Comité d'Audit. Le Comité s'est réuni 4 fois en 2002.
- Le Comité de Rémunération : les informations concernant les membres du Comité de Rémunération, la politique de rémunération du Groupe pour le Directeur Général du Groupe et certains cadres dirigeants, ainsi que le montant des rémunérations versées aux Administrateurs figurent dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs et de l'équipe de Direction aux pages 22 à 25. Le Comité s'est réuni 4 fois en 2002.
- Le Comité de Nomination, auquel participent le Président du Conseil Commun et les membres du Comité de Rémunération, a pour mission de proposer la nomination de nouveaux Administrateurs. Le Comité s'est réuni 2 fois en 2002.
- Le Comité de Sécurité, de Sûreté et d'Environnement, présidé par Chris Green (Administrateur non dirigeant), est composé de 4 autres Administrateurs non dirigeants (Michel Combes, Vivienne Cox, Yves Déjou et Charles Petruccelli). Le Comité reçoit des rapports mensuels et supervise la documentation relative à la sécurité, surveille l'élaboration des règles d'exploitation et de sécurité ainsi que la sécurité des opérations d'exploitation, la sûreté et l'impact des activités du Groupe sur l'environnement. Le directeur de la Sécurité a accès directement au Président du Comité de Sécurité. Le Comité s'est réuni 4 fois en 2002.

Le Président du Conseil Commun et le Directeur Général du Groupe assistent aux réunions des comités, si nécessaire.

> Le contrôle interne

Eurotunnel s'est conformé, comme demandé par «The Listing Rules of the UK Listing Authority», aux dispositions sur le contrôle interne figurant dans le Code du Comité sur le Gouvernement d'Entreprise, en mettant en œuvre les procédures recommandées par le Comité Turnbull*. Ces procédures ont été appliquées tout au long de l'année 2002 et continuent de l'être. Elles sont décrites ci-dessous.

Le Conseil doit s'assurer (i) que les risques significatifs auxquels Eurotunnel est exposé et que l'efficacité du système de contrôle interne pour y faire face, sont revus au moins une fois par an, (ii) que les faiblesses du contrôle interne sont identifiées et corrigées, (iii) que le contrôle interne et la maîtrise des risques font partie intégrante de l'activité opérationnelle d'Eurotunnel.

Le Conseil et les comités opérationnels évaluent en permanence les risques auxquels le Groupe est confronté. Des responsabilités clairement définies ont été attribuées dans les domaines clés tels que l'assurance, la gestion de trésorerie, l'évaluation des projets d'investissement et la sécurité du traitement des données.

D'autres risques relèvent de la compétence des Comités d'Audit, de Rémunération ou de Sécurité, de Sûreté et de l'Environnement.

Le processus d'identification et d'évaluation des risques est conduit de manière permanente par le responsable de la gestion globale des risques. Son rôle est d'inventorier et de hiérarchiser les risques de toute nature auxquels Eurotunnel est exposé et à décrire les mesures adoptées pour en réduire la probabilité d'apparition et en limiter les effets éventuels. La revue complète des risques fait l'objet d'une présentation formelle au Comité d'Audit au moins une fois par an. Cette présentation est complétée par le rapport établi par le département d'audit interne traitant tant de l'efficacité du processus lui-même que des mesures adoptées pour maîtriser les risques les plus importants. Des revues intermédiaires font l'objet de présentations formelles au Comité d'Audit en cas d'identification de nouveaux risques ou d'évolution sensible de risques déja répertoriés.

En cas d'identification d'une défaillance dans le contrôle interne, l'Audit Interne établit un rapport et convient d'un plan d'action pour y remédier avec les responsables concernés. Le Comité Exécutif du Groupe étudie régulièrement ces plans qui sont également présentés en résumé au Comité d'Audit.

* Ce comité britannique a édicté des recommandations relatives à la mise en œuvre de procédures de contrôle interne permettant à une entreprise d'identifier, évaluer et gérer les risques auxquels elle doit faire face dans tous les domaines de son activité.

Le Directeur de l'Audit Interne rend compte au Directeur Général du Groupe et a un accès direct au Président du Comité d'Audit.

En fin d'année, l'Audit Interne présente au Conseil un rapport sur les principaux mécanismes de contrôle au sein d'Eurotunnel et sur le traitement de la gestion des risques ainsi qu'un résumé de l'information communiquée au Comité d'Audit et au Comité Exécutif du Groupe sur les risques majeurs de la société.

Il existe un système complet et détaillé d'établissement de rapports financiers au Conseil, basé sur un plan à cinq ans, un budget annuel, des prévisions trimestrielles et des rapports mensuels sur le résultat d'exploitation et les résultats financiers. L'évolution de la trésorerie ainsi que des indicateurs relatifs à l'exploitation sont surveillés en permanence et communiqués au Conseil.

Le Conseil reconnaît que tout système de contrôle quel qu'il soit ne peut que prévenir et non éliminer tout risque pour Eurotunnel de ne pas atteindre ses objectifs opérationnels ; il ne peut pas procurer une assurance absolue contre les risques d'inexactitude ou pertes significatives. C'est dans cet esprit qu'il est procédé à des révisions permanentes, supervisées par le Comité d'Audit et le Conseil, des risques auxquels Eurotunnel est exposé ainsi que leur étendue, notamment en matière de sécurité, de sûreté, de litiges, de variabilité des taux d'intérêt, d'évolution de la concurrence et des facteurs pouvant influencer les marchés transmanche des voitures et camions, et de l'activité des réseaux de chemins de fer.

> Relations investisseurs

Le Conseil attache une grande importance à la communication avec les actionnaires individuels et institutionnels. Cette communication est réalisée à travers les rapports annuels et semestriels, l'Assemblée Générale, les réunions d'information des actionnaires, les présentations des résultats, les communiqués trimestriels du chiffre d'affaires et les pages «Relations Investisseurs» du site internet. D'autres opportunités de dialogue sont données par le Centre d'Information des Actionnaires d'Eurotunnel qui fournit des réponses aux questions d'actionnaires individuels et qui prend note de leurs préoccupations, et aussi par les Comités d'Actionnaires français et britannique qui agissent en tant que forums de discussions et de propositions sur la communication aux actionnaires individuels. Le dialogue avec les actionnaires institutionnels se fait à travers des réunions régulières en France, au Royaume-Uni, aux États-Unis et ailleurs, réunions auxquelles participent normalement le Directeur Général du Groupe et le Directeur Financier d'Eurotunnel.

> Indépendance des Commissaires aux Comptes et des Auditors

Une des missions du Comité d'Audit est de revoir la façon dont sont assurées l'indépendance et l'objectivité des Commissaires aux Comptes et des Auditors. A cet effet, le Comité applique des règles définissant le type de travaux qui peuvent être réalisés ou non par les Commissaires aux Comptes et les Auditors.
Au titre de ces règles, ils réalisent :

- les travaux liés à leur mission d'audit (qu'ils soient obligés ou les mieux placés pour les réaliser) dont la revue des prospectus et notes d'opération relatifs à des opérations sur la dette ou sur le capital, les documents destinés aux actionnaires, travaux de certifications ou autres travaux exigés dans le cadre des accords de crédit, des rapports exigés par la loi, des travaux liés aux acquisitions ou cessions d'actifs, des avis et recommandations en matière comptable et fiscale pour des opérations financières spécifiques, la vérification d'informations soumises dans le cadre de certains litiges, et la revue de l'adéquation du contrôle interne et de l'intégrité des systèmes informatiques.
- certaines vérifications en matière fiscale sur les opérations en cours, ou à venir ou dans le cadre de contentieux fiscaux.

Le conseil, en général ou en matière d'opérations d'optimisation fiscale ou autres opérations financières, n'est pas permis.

Compte tenu de son caractère binational, Eurotunnel est soumis en France, mais non au Royaume-Uni, à la loi française qui impose à certaines sociétés d'avoir deux Commissaires aux Comptes.

> Honoraires des Commissaires aux Comptes et des Auditors

(En milliers d'euros)	Commissaires aux Comptes	Auditors
Honoraires de Commissariat aux Comptes récurrents	459	291
Honoraires de Commissariat aux Comptes non récurrents*	2 143	969
Honoraires de Conseil	–	–
Total	2 602	1 260

* Les honoraires de Commissariat aux Comptes non récurrents incluent 1 527 000 euros au titre des travaux qui, selon le droit français, doivent être accomplis par eux.

> Continuité de l'exploitation

Le Conseil, après avoir procédé aux investigations utiles, considère que le Groupe a les ressources suffisantes pour exercer son activité dans un futur prévisible.
Le Conseil considère qu'il est donc approprié de continuer à établir les comptes dans la perspective de la continuité de l'exploitation.

> Rapport du Conseil Commun
sur la Rémunération des Administrateurs

Ce Rapport du Conseil Commun sur la Rémunération des Administrateurs a été approuvé par le Conseil Commun le 7 février 2003 et signé par un Administrateur, Roy Chapman, Président du Comité de Rémunération.

> Généralités

Le Comité de Rémunération (le «Comité») a pour mission d'examiner la politique du Groupe en matière de rémunération des dirigeants et de faire des recommandations au Conseil concernant celle du Président du Conseil Commun et du Directeur Général du Groupe. Les jetons de présence alloués aux Administrateurs non dirigeants sont fixés directement par le Conseil, dans les limites approuvées par les actionnaires. Le Comité est composé exclusivement d'Administrateurs non dirigeants : Roy Chapman (Président), Michel Combes, Keith Edelman, Philippe Lagayette, Lord Tugendhat et le Baron Guy de Wouters.
Le Comité peut faire appel à des conseillers externes indépendants en matière de rémunération en France et en Grande-Bretagne.

> Conseillers du comité de rémunération

Le Comité a choisi et s'est fait assister en matière de rémunération par le Cabinet de conseil extérieur Towers Perrin. Towers Perrin a également conseillé le Groupe au cours de l'année au sujet des options de souscription et des autres plans d'intéressement.
Participent également aux réunions du Comité, sur invitation (sauf lors de la discussion de leur propre rémunération) le Président du Conseil Commun et le Directeur Général du Groupe.

> La politique de rémunération

La politique de rémunération du Groupe pour les dirigeants ainsi que pour les cadres supérieurs est la suivante :

- établir une structure de rémunération de nature à attirer, motiver et retenir les cadres de haut niveau nécessaires au Groupe ;
- développer une politique de rémunération globale cohérente entre la France et la Grande-Bretagne qui tient compte des pratiques nationales ;
- refléter à travers la politique de rémunération la nécessité d'améliorer constamment les performances du Groupe tant à court qu'à long terme ;
- fixer des salaires compétitifs au regard des pratiques du marché et récompenser une performance de haut niveau par des paiements liés à cette performance. Cette performance est évaluée en fonction des quatre principes opérationnels d'Eurotunnel : sécurité, service à la clientèle, esprit d'équipe et performance financière.

> LES SALAIRES ET AVANTAGES

Les salaires sont réexaminés chaque année sans nécessairement faire l'objet d'augmentations. Le Comité procède à l'examen régulier de l'ensemble des politiques relatives aux avantages en nature, dont les assurances médicales complémentaires, les voitures de fonction et les régimes de retraite.

> BONUS ANNUEL

Le Groupe a mis en place un plan de bonus collectif, pour l'ensemble du personnel. Le paiement du bonus est basé d'une part sur la réalisation d'un objectif de résultat financier d'exploitation (avant dépréciation, intérêts et taxes et ajusté pour incorporer les gains d'intérêts générés par les opérations financières), et d'autre part sur la réalisation d'objectifs de niveaux de sécurité et de qualité de service. Le bonus général à payer en 2003 au titre de 2002 s'élève à 5,72 % des salaires de base et a été attribué à 3 315 bénéficiaires.
Le plan de bonus pour le management est basé sur les mêmes objectifs que le plan de bonus collectif. L'allocation individuelle est ensuite discrétionnaire, en fonction de la performance individuelle. Les montants des bonus payés au Directeur Général du Groupe et aux 10 autres personnes ayant perçu les plus hauts salaires sont présentés en page 24.

> OPTIONS DE SOUSCRIPTION D'ACTIONS – PLANS D'ÉPARGNE SALARIALE

Le détail des options de souscription allouées en 2002 au titre des plans d'options et du plan d'épargne salariale britannique approuvés lors des assemblées générales en mai 1999, est donné dans la note 12 b des Comptes Combinés.
Le prix d'exercice des options attribuées dans le cadre des plans d'options ne peut être inférieur au cours du titre la veille de l'attribution ou à la moyenne des cours des 20 jours précédant l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur à 80 % du cours du titre de la veille du jour de l'attribution ou à 80 % de la moyenne des cours des 20 jours précédant le jour d'attribution. Les options attribuées en 2002 ne seront exerçables que si le cours de l'Unité a augmenté d'un taux annuel supérieur d'au moins 4 % à la moyenne de «the underlying UK Retail Price Index» et de l'indice mensuel des prix à la consommation hors tabac-ensemble des ménages au cours d'une période de trois ans minimum. Les options qui ont été attribuées antérieurement à 1999 demeurent valables jusqu'à leur date d'expiration fixée conformément aux règles des plans qui leur sont applicables.
Le cours actuel de l'Unité est substantiellement inférieur aux prix d'exercice de ces 652 082 options.
Le détail des options détenues par le Directeur Général du Groupe figure dans le tableau ci-après ainsi que dans la note 19 des comptes d'EPLC en page 85 et dans la note 12 des comptes d'ESA en page 65.

Un plan d'épargne d'entreprise a été mis en place en France ; il permet aux salariés des sociétés françaises du groupe d'acquérir des Unités dans des conditions intéressantes.
Au 31 décembre 2002, 1 267 salariés avaient souscrit au Fonds Commun de Placement en Unités Eurotunnel qui détenait 1 817 510 Unités.

> PLAN COMPLÉMENTAIRE DE BONUS

Eurotunnel avait un plan complémentaire de bonus pour les Administrateurs dirigeants et pour certains cadres dirigeants du Groupe. Ce plan a été progressivement remplacé par l'attribution d'options de souscription et l'allocation faite au titre de 1999 a été la dernière. Le montant du bonus distribuable au titre de ce plan a été calculé chaque année en fonction de la réalisation d'objectifs de résultat d'exploitation fixés par le Conseil. Le montant du bonus annuel revenant à chaque bénéficiaire était déterminé à la fin de chaque période de référence de douze mois et converti, pour ce qui concerne les bénéficiaires titulaires d'un contrat britannique, en Unités au prix du marché à cette date. Ces Unités (ou l'équivalent de leur valeur le jour de transfert pour les bénéficiaires titulaires d'un contrat français) sont transférées à leurs bénéficiaires par tiers à l'issue de chacune des trois années qui suivent.
L'attribution du bonus à chacun des attributaires était fonction de sa performance personnelle au regard des objectifs fixés et était exprimée en pourcentage de la masse salariale des bénéficiaires du plan (normalement dans une fourchette de 0 à 30 %).
Si l'un des bénéficiaires quitte le Groupe pendant cette période de trois ans (sauf en cas de départ à la retraite, de maladie, de décès, etc.), il perd ses droits au titre du plan, sauf décision contraire du Comité de Rémunération dans certaines circonstances exceptionnelles.
En France, ces bonus entrent dans l'assiette des rémunérations soumises aux cotisations légales de retraite, ce qui n'est pas le cas en Grande-Bretagne.
Au cours de l'exercice 2002, les bénéficiaires de bonus complémentaire alloué en 1998 et 1999 ont reçu un tiers de chaque attribution. En conséquence, Richard Shirrefs a reçu des Unités pour une valeur totale inférieure de 15 124 £ aux montants initiaux des attributions. Cette différence est due à l'évolution du cours du titre depuis la date des attributions.

> PENSIONS DE RETRAITE

La législation et les usages en France et en Grande-Bretagne sont très différents en terme de couverture sociale et de taux des cotisations. En France, toute rémunération versée, primes incluses, est soumise aux cotisations de Sécurité sociale et de retraite, l'État et les caisses nationales de retraite complémentaire ayant le contrôle de la gestion des retraites.
Un nombre limité de cadres supérieurs sont membres du Fonds de retraite des cadres dirigeants de «The Channel Tunnel Group» approuvé par l'Inland Revenue. Ce fonds leur donne droit à une pension lors de leur départ en retraite, calculée sur la base de leur dernier salaire soumis à cotisations et de leur ancienneté. Le fonds est financé intégralement par l'employeur.
En 2002 aucune contribution n'a été versée au fonds de retraite des cadres dirigeants de The Channel Tunnel Group.

Une contribution de 13 061 £ a été versée pour le compte de Richard Shirrefs dans le fonds de pension du Channel Tunnel Group, ainsi qu'une somme de 75 000 £ dans un fonds de retraite supplémentaire.
Le tableau en page 24 présente l'information requise par la loi britannique et par la réglementation de la UK Listing Authority sur les bénéfices accumulés dans le fonds de pension de Richard Shirrefs. Les montants payables au titre du fonds supplémentaire décrit ci-dessus ne sont pas repris dans le tableau, ce fonds étant un fonds de placement.
En 2002, le Groupe a versé une somme de 35 000 £ pour le compte de Charles Mackay au titre d'un plan de retraite.

> CONTRATS DU PRÉSIDENT DU CONSEIL COMMUN ET DU DIRECTEUR GÉNÉRAL DU GROUPE

La politique de rémunération du groupe vis à vis de ses dirigeants est que leurs contrats ne contiennent pas de clause de préavis de plus de 12 mois, et que les indemnités à verser en cas de résiliation anticipée ne soient pas supérieures à la durée du préavis restant à courir.
Les détails des conditions de rémunération du Président du Conseil Commun et du Directeur Général du Groupe sont précisés ci-après.

- Charles Mackay a un contrat de travail avec ESL en date du 18 juin 2001 qui peut être résilié par l'une ou l'autre des deux parties avec un préavis de 12 mois. Il a perçu en 2002 un salaire de 190 000 £ et des paiements à un plan de retraite. Charles Mackay ne participe ni aux plans de bonus ni aux plans d'options de souscription.
- Richard Shirrefs a un contrat de travail avec ESL, résiliable par l'une ou l'autre des parties avec un préavis de 12 mois jusqu'à son départ en retraite à l'âge de 65 ans (selon les règles applicables à l'ensemble des employés du Groupe). Son salaire en 2002 a été de 275 000 £. Il bénéficie également d'une voiture de fonction, d'une assurance maladie privée et de cotisations à un plan de retraite.

> RÉMUNÉRATIONS VERSÉES À D'ANCIENS DIRIGEANTS

Monsieur GC Chazot, ancien Directeur Général du Groupe, a reçu 11 250 £ en sa qualité de Président d'Eurotunnel Developments Ltd, fonction à laquelle il a été nommé le 1er avril 2002.

> LES ADMINISTRATEURS NON DIRIGEANTS

Le montant maximum des jetons de présence autorisé par les Assemblées Générales d'ESA et EPLC a été fixé en 1999 à 1,5 million de francs (228 674 €) et 300 000 £ respectivement. Les jetons de présence sont déterminés par le Conseil. En 2002, ils ont été versés, aux administrateurs non dirigeants, pour partie pour leur appartenance au Conseil (10 000 £ ou 14 300 €) et pour partie en fonction de leur présence effective aux réunions du Conseil Commun ou des comités (1 000 £ ou 1 430 € par séance). Une rémunération supplémentaire est versée le cas échéant pour la présidence des différents Comités (2 500 £ ou 3 575 €).
Les Administrateurs non dirigeants ne participent pas au plan d'attribution de bonus, ni au plan complémentaire de bonus, et ils ne participent pas non plus aux plans d'options de souscription d'actions. Leur rémunération n'est pas soumise à des cotisations de retraite.

> INFORMATIONS SUR LES RÉMUNÉRATIONS DES ADMINISTRATEURS

Les informations détaillées relatives à la rémunération de tous les Administrateurs (et/ou Censeurs) figurent en page 25. Tous les Administrateurs sont Administrateurs d'EPLC et Administrateurs ou Censeurs d'ESA. L'information fournie regroupe l'ensemble de toutes ces rémunérations.

> PENSION DE RETRAITE CUMULÉE DE RICHARD SHIRREFS, DIRECTEUR GÉNÉRAL DU GROUPE

EN LIVRES	31 DÉCEMBRE 2002	31 DÉCEMBRE 2001
Retraite cumulée annuelle	9 072	6 996
Augmentation de la retraite cumulée annuelle pour l'exercice	2 076	–
Augmentation de la retraite cumulée annuelle pour l'exercice, hors inflation	1 957	–
Valeur de transfert de l'augmentation de la retraite cumulée, hors cotisations payée par R. Shirrefs*	5 369	–
Valeur de transfert de la retraite cumulée**	47 311	47 036
Augmentation/(baisse) de la valeur de transfert de la retraite cumulée, hors cotisations payées par R. Shirrefs	(4 562)	–

* Calculée sur la base d'avis d'actuaires en regard de la note de conseil actuariel GN11.
** Cette valeur de transfert, qui a été constituée sur plusieurs années, est une dette du fonds de retraite et non de la société.

> INFORMATIONS SUR LES RÉMUNÉRATIONS ET LES OPTIONS DE SOUSCRIPTION DES DIX PERSONNES DU GROUPE AYANT PERÇU LES PLUS HAUTS SALAIRES

Le montant global des rémunérations perçues par les dix personnes du Groupe ayant perçu les plus hauts salaires au titre de l'exercice 2002 (non compris le Directeur Général du Groupe) ainsi que le montant des options de souscription qui leur ont été attribuées et qui sont encore en vigueur se décomposent comme suit :

RÉMUNÉRATIONS	EUROS
Salaires	1 946 792
Avantages en nature	85 850
Bonus (au titre de 2002 payable en 2003)	547 553
Cotisations à des fonds de retraite	82 181
Total	**2 662 376**

Options de souscription

DATE D'ATTRIBUTION	OPTIONS DÉTENUES PAR LE DIRECTEUR GÉNÉRAL DU GROUPE	OPTIONS DES 10 AUTRES PLUS HAUTS SALAIRES	PRIX D'EXERCICE €	PRIX D'EXERCICE £	PÉRIODE D'EXERCICE
13 juillet 1994	–	48 214	2,91	2,24	13.07.1998 au 12.07.2004
11 avril 1995	–	71 676	2,23	1,81	11.04.1999 au 10.04.2005
18 juin 1999	359 554	1 410 582	1,46	0,95	18.06.2002 au 17.06.2009
17 septembre 1999*	23 114	50 850	–	0,73	01.11.2004 au 30.04.2005
24 novembre 1999	3 000	18 000	1,27	0,81	24.11.2002 au 23.11.2009
31 mars 2000	244 654	880 593	1,24	0,76	31.03.2003 au 30.03.2010
16 mars 2001	255 276	1 100 374	1,26	0,77	16.03.2004 au 15.03.2011
16 mars 2001*	–	5 444	–	0,62	01.05.2006 au 31.10.2006
1er mai 2002	820 895	1 589 071	1,09	0,67	01.05.2005 au 30.04.2012

Charles Mackay ne détient pas d'option de souscription.
* Options attribuées dans le cadre du plan d'épargne salariale britannique.

Aucune option n'a été exercée en 2002.
48 134 options attribuées le 6 novembre 1992 ont expiré le 5 novembre 2002.

LE COURS DE BOURSE EN 2002	
Le plus haut	1,18 € ou 72,3 pence
Le plus bas	0,60 € ou 38,0 pence
Au 31 décembre 2002	0,60 € ou 38,3 pence

> Rémunération des Administrateurs

	2002						2001	
	Salaires	Jetons de présence	Avantages en nature	Bonus	Total rémunération hors *cotisations*	Cotisations à des fonds de retraite*	Total rémunération hors *cotisations*	Cotisations à des fonds de retraite*
(montants bruts en euros)								
ADMINISTRATEURS DIRIGEANTS								
P. Ponsolle	–	–	–	–	–	–	163 214	34 089
ADMINISTRATEURS NON DIRIGEANTS								
C. Cambier	–	4 491	–	–	4 491	–	39 911	–
M. Combes	–	32 784	–	–	32 784	–	35 635	–
Y. Déjou	–	32 784	–	–	32 784	–	28 508	–
F. Jaclot	–	12 829	–	–	12 829	–	–	–
P. Lagayette	–	27 083	–	–	27 083	–	31 359	–
C. Petruccelli	–	34 210	–	–	34 210	–	31 359	–
Baron de Wouters	–	39 198	–	–	39 198	–	43 475	–
Total en euros	–	183 379	–	–	183 379	–	373 461	34 089
(montants bruts en livres)								
ADMINISTRATEURS DIRIGEANTS								
P. Ponsolle	–	–	–	–	–	–	546	–
P. Lazare	–	–	–	–	–	–	469 801**	12 285
R. Shirrefs	275 000	–	11 334	137 500	423 834	88 061	–	–
ADMINISTRATEURS NON DIRIGEANTS								
R.J. Chapman	–	25 500	–	–	25 500	–	24 500	–
V. Cox	–	24 000	–	–	24 000	–	9 000	–
K. Edelman	–	27 000	–	–	27 000	–	28 000	–
C. Green	–	25 500	–	–	25 500	–	26 500	–
C. Mackay	190 000	–	–	–	190 000	35 000	161 777	23 846
Lord Tugendhat	–	20 000	–	–	20 000	–	23 000	–
Total en livres	465 000	122 000	11 334	137 500	735 834	123 061	743 124	36 131
Total (en euros)	731 445	375 285	17 828	216 288	1 340 846	193 575	1 585 496	93 019

* Voir la rubrique "Pensions de retraite" à la page 23.
** Y compris une indemnité de 240 532 £.

> Cours de l'Unité Eurotunnel


220
200
180
160
140
120
100
80
60
SBF 120
Eurotunnel Paris
Indice 100 au 2 janvier 1998
1998
1999
2000
2001
2002

> Contents

This report should be read in conjunction with the enclosed Summary Annual Report which constitutes the Group's Operating and Financial Review.

The Eurotunnel Group

> Directors*

- Charles Mackay (62), joined Eurotunnel Board 1997; Chairman of the Joint Board, Eurotunnel Group; Chairman, EPLC and CTG; Chairman, TDG plc; Deputy Chairman, Thistle Hotels plc; Director, Johnson Matthey plc; Member of the Board, Insead.
- Roy Chapman (66), joined Eurotunnel Board 1995; Chairman, Royal Mail Pension Fund; Chairman, AEA Technology Pension Fund.
- Michel Combes (40), joined Eurotunnel Board 2000; Chief Financial Officer, France Télécom.
- Vivienne Cox (43), joined Eurotunnel Board 2001; Group Vice President, Integrated Supply and Trading, BP plc.
- Yves Déjou (60), joined Eurotunnel Board 1997; Directeur Général ABX Logistics (France) SA; Président Directeur Général et Administrateur (Director), ABX Logistics International (France) SA; Administrateur (Director), SNTN Calberson SA, ABX Logistics Sud-Ouest SA; Gérant, Société Castraise de Transports et Entrepôts SARL, Delagnes 34 SARL, Delagnes 47 SARL, Delagnes 81 SARL, Actual Transports SARL, Agiltrans SARL, Les Rapides du Sud SARL, Les Rapides Palois SARL, Locavi 46 SARL, Rabary Messageries SARL; Co-gérant, Lacombe - Transports Internationaux SARL.
- Keith Edelman (52), joined Eurotunnel Board 1995; Chairman, Glenmorangie plc; Managing Director, Arsenal Holdings plc.
- Chris Green (59), joined Eurotunnel Board 1995; Chief Executive, Virgin Trains.
- François Jaclot (53), joined Eurotunnel Board 19 July 2002; Directeur Général chargé des finances et des services de l'information (Managing Director (Finance and Information Services) du Groupe Suez; Président Directeur Général Suez Communication, Suez Connect; Président du Conseil de Surveillance, Astorg Partners; Administrateur (Director), LD Com, Ondeo, Réaumur Participation SA, SI Finance, Sita Suez Lyonnaise Telecom, Suez University, Coditel (Belgium), Société Générale de Belgique (Belgium), Mercapital (Spain), Leo Holding Company (USA), Ondeo Nalco Company (USA); Membre du Conseil de Surveillance, Métropole Télévision-M6; Représentant permanent de Suez au Conseil d'Administration de Paris Première; Représentant permanent de Frapebar au Conseil de Holdin Blan et Holdimmo.
- Philippe Lagayette (59), joined Eurotunnel Board 1993; Président-Directeur Général, JP Morgan et Cie SA; Managing Director and Chairman of the Paris Management Committee of JP Morgan Chase Bank; Administrateur (Director), La Poste; Membre du Conseil de Surveillance, Pinault Printemps Redoute, Club Méditerranée.
- Charles Petruccelli (51), joined Eurotunnel Board 1996; President, Global Travel Services, American Express Company; President, American Express Carte France; Président, Havas Voyage American Express.
- Richard Shirrefs (47), joined Eurotunnel Board 1 January 2002; Chief Executive, Eurotunnel Group, EPLC and CTG; Président-Directeur Général, ESA and FM; Representative of FM as President of ESGIE; Director, EFL and ESL.
- Lord Tugendhat (65), joined Eurotunnel Board 1991; Chairman (Europe), Lehman Brothers Limited; Director, Rio Tinto plc.
- Baron Guy de Wouters (72), joined Eurotunnel Board 1989; Président, Compagnie Financière de la Trinité; Administrateur (Director), Wendel Investissement.

* All the members of the Eurotunnel Board are Directors of EPLC, CTG, ESA and FM, except for François Jaclot who is at present a Director of EPLC and CTG and a "Censeur" of ESA and FM, and whose appointment as Director will be subject to election at the next Annual General Meetings of these two companies.

> Secretaries

EPLC, David Leonard ACIS.
ESA, Barberine Mei, David Leonard (Joint).

> Registered offices

EPLC, Cheriton Parc, Cheriton High Street, Folkestone, Kent, CT19 4QS.
ESA, 19, boulevard Malesherbes, 75008 Paris.

> Registrars

- EPLC: Computershare Services plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH.
- ESA: Crédit Agricole Investor Services Corporate Trust, 128-130 boulevard Raspail, 75288 Paris Cedex 06.

> Auditors and Commissaires aux Comptes

- EPLC: KPMG Audit Plc, Chartered Accountants, 8 Salisbury Square, London, EC4Y 8BB.
- ESA: PricewaterhouseCoopers Audit, Commissaires aux Comptes, Tour AIG, 34, place des Corolles, Cedex 105, 92908 Paris-La Défense 2 and KPMG Audit, Département de KPMG SA, Commissaires aux Comptes, 1 cours Valmy, 92923 Paris-La Défense 7.

> Abbreviations and definitions

The following abbreviations and definitions are used for convenience throughout this document:

- "The Eurotunnel Group" - Eurotunnel plc, Eurotunnel SA and their subsidiaries.
- "EPLC Group" – Eurotunnel plc and its subsidiaries.
- "EPLC" – Eurotunnel plc.
- "CTG" – The Channel Tunnel Group Limited, the UK Concessionaire.
- "ESL" – Eurotunnel Services Limited.
- "EFL" – Eurotunnel Finance Limited.
- "EDL" – Eurotunnel Developments Limited.
- "ETRL" – Eurotunnel Trustees Limited.
- "LSH" – Le Shuttle Holidays Limited.
- "OPL" – Orbital Park Limited.
- "GICL" – Gamond Insurance Company Limited.
- "CRL" – Cheriton Resources Limited companies.
- "CLL" – Cheriton Leasing Limited.
- "ESA Group" – Eurotunnel SA and its subsidiaries.
- "ESA" – Eurotunnel SA.
- "FM" – France Manche SA, the French Concessionaire.
- "ESGIE" – Eurotunnel Services GIE.
- "Project" – The Fixed Link as defined in the Treaty and the Concession Agreement.
- "Partnership" – The partnership between FM and CTG, where the partners have equal holdings.

> Exchange rates

References in this document to "£" are to pounds Sterling, references to "€" are to Euros and references to "FRF" are to French Francs. The exchange rates used in the preparation of the accounts are explained in the notes thereto.

> Accounts presentation

In order to comply with the regulations in the United Kingdom and in France, and in order to present clearly the necessary information, the following financial statements are presented in this volume:

- The Combined Accounts of the Eurotunnel Group in English and French,
- The ESA accounts in French,
- The consolidated accounts of the EPLC Group in English.

The Eurotunnel Group Combined Accounts

for the year ended 31 December 2002

> Report of the Auditors and Commissaires aux Comptes

We have carried out the duties entrusted to us by the General Meetings by auditing the Eurotunnel Group Combined Accounts, prepared in Pounds Sterling for the year ended 31 December 2002 on pages 29 to 44.

The Joint Board of the Eurotunnel Group is responsible for the preparation of financial statements. It is our responsibility to form an independent opinion based on our audit of those financial statements.

We have audited the Combined Accounts in accordance with Auditing Standards generally accepted in France and in the UK*; those standards require that we perform the audit to obtain reasonable assurance that the Combined Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Combined Accounts give a true and fair view of the state of affairs of the Eurotunnel Group at 31 December 2002 and of its profit for the year then ended in accordance with French accounting principles and regulations.

We have reviewed the information related to the Group presented on pages 1 to 12 of the Summary Annual Report in accordance with Auditing Standards generally accepted in France and in the UK and we have no comments regarding the fairness and consistency of the information with the Combined Accounts.

Signed in Paris on 7 February 2003

KPMG Audit Plc
Chartered Accountants

PricewaterhouseCoopers Audit

KPMG Audit,
Département de KPMG SA

Auditors and "Commissaires aux Comptes"

* Except that since these accounts constitute the consolidated accounts under French law, the audit report has been prepared in accordance with French Auditing Standards

Combined Balance Sheet

at 31 December 2002

	Notes	31 December 2002 £'000	31 December 2001 £'000
ASSETS			
TANGIBLE FIXED ASSETS			
Concession fixed assets		8,829,951	8,961,339
Other fixed assets		3,031	3,168
Total tangible fixed assets	6	8,832,982	8,964,507
FINANCIAL FIXED ASSETS			
Shares		100	94
Others	7	15,448	69
Total fixed assets		8,848,530	8,964,670
Stocks	8	13,853	12,956
Trade debtors	9	47,517	48,708
Other debtors		12,854	10,200
Other financial debtors	10	630,426	100,096
Investments and liquid funds	11, 21 d	241,528	154,740
Total current assets		946,178	326,700
Prepaid expenses		43,080	44,925
Total assets		**9,837,788**	**9,336,295**
SHAREHOLDERS' FUNDS AND LIABILITIES			
Issued share capital	12	264,160	234,251
Share premium account	12	2,126,706	1,773,484
Other reserve	13	3,483	3,483
Profit and loss account reserve	13	(603,359)	(470,951)
Profit / (loss) for the year	2 d, 13	302,487	(132,408)
Exchange adjustment reserve	2 d, 13	325,848	538,104
Total shareholders' funds		2,419,325	1,945,963
Provisions	14	86,393	68,357
Loan notes	15	1,091,628	1,427,907
Loans	15	5,273,400	5,469,442
Accrued interest	15	127,637	136,344
Overdrafts	15	8	3
Other financial creditors	10	630,426	100,096
Other creditors	16	184,768	163,245
Total creditors		7,307,867	7,297,037
Deferred income		24,203	24,938
Total shareholders' funds and liabilities		**9,837,788**	**9,336,295**

The notes on pages 32 to 44 form part of these Combined Accounts.

Combined Profit and Loss Account

for the year ended 31 December 2002

	NOTES	YEAR ENDED 31 DECEMBER 2002 £'000	YEAR ENDED 31 DECEMBER 2001 £'000
TURNOVER			
Turnover and other operating income	3 a	570,198	547,504
Other income	3 b	10,948	16,455
Total turnover		581,146	563,959
OPERATING EXPENDITURE			
Materials and services (net)		144,433	146,211
Staff costs	4, 5	102,030	95,284
Depreciation	6	119,149	115,438
Provisions		20,679	23,087
Other operating charges		680	758
Total operating expenditure		386,971	380,778
Operating profit		**194,175**	**183,181**
FINANCIAL INCOME			
Interest receivable and similar income		17,420	9,145
Profit on disposal of investments		593	667
Exchange differences	17	4,529	9,504
Total financial income		22,542	19,316
FINANCIAL CHARGES			
Interest payable and similar charges	15 a	316,991	340,386
Exchange differences	17	25,499	606
Total financial charges		342,490	340,992
Financial result		**(319,948)**	**(321,676)**
Exceptional result	18	**428,289**	**6,108**
Taxation	19	**29**	**21**
RESULT			
Profit / (loss) for the year	13	**302,487**	**(132,408)**
Earnings / (loss) per Unit	22	**13.6p**	**(6.4p)**
Fully diluted earnings / (loss) per Unit	22	**13.1p**	**(4.1p)**

The notes on pages 32 to 44 form part of these Combined Accounts.

Combined Cash Flow Statement

for the year ended 31 December 2002

	Notes	Year ended 31 December 2002 £'000	Year ended 31 December 2001 £'000
Net cash inflow from operating activities	21 a	348,059	319,982
Taxation		(29)	(21)
Returns on investments and servicing of finance	21 b	(245,567)	(244,748)
Capital expenditure	21 b	(41,118)	(81,865)
Other non-operating cash flows		8,641	6,478
Cash inflow / (outflow) before financing		69,986	(174)
Financing	21 b	11,340	(6,380)
Increase / (decrease) in cash in the period	**21 c**	**81,326**	**(6,554)**

The notes on pages 32 to 44 form part of these Combined Accounts.

Notes

1 > Group activities and important events

EPLC, ESA and their subsidiaries collectively make up the Eurotunnel Group. Between them, the Eurotunnel Group Companies have as their objects the design, financing, construction and operation of the Fixed Link (the Project), under the terms of the Concession.

> IMPORTANT EVENTS

- On 12 July 2002 Eurotunnel announced the completion of the debt buyback and refinancing proposals and the Equity Note exchange offer launched in March.
  The principal objective of these transactions was to buy back a part of the existing debt at a significant discount to its face value, financed by the proceeds of a new long term bond issue. The transactions aimed to:
  - reduce debt,
  - reduce annual interest charges,
  - extend the maturity profile of its Senior Debt and part of its Junior Debt,
  - increase the proportion of its debt service cost which is fixed or capped,
  - remove the operating cash flow covenant.

  The Equity Note tender offer aimed to reduce interest charges in 2002 and 2003.
  As a result of these transactions Eurotunnel's debt was reduced by £446 million and an exceptional profit of £433 million is reported for the year. Interest charges have been reduced by £34 million in the current year.
  Fixed-Link Finance 2 BV (FLF2) issued £740 million of bonds repayable from 2026-2028, of which £620 million were guaranteed by an insurance company. The funds from this issue were lent to Eurotunnel at fixed interest rates of between 6.645% and 8.16%. With this new loan (Tier 1A) Eurotunnel has :
  - repurchased £840 million of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443 million,
  - refinanced at par £343 million of its Junior Debt which was due to be repaid between 2007 and 2012 with new debt repayable in 2026-2028,
  - at the same time, the maturity of £232 million of Senior Debt was extended by seven years to 2009-2012.

  The take up of the Equity Note tender offer was 60% of the £636 million of Notes outstanding, resulting in a reduction in Eurotunnel's interest charges of £16 million in 2002. The acquisition of deferred interest resulted in a debt reduction of £3 million.
  The reduction of £34 million in Eurotunnel's interest charges in 2002 arises principally from a £16 million reduction in Equity Note interest (from 26 January 2002) and a net saving of £18 million arising from the difference between the interest payable on (i) the Tier 1A Debt and (ii) the interest payable on the debt repurchased. £17 million of the 2002 interest saving is non-recurring.
  The extension of debt repayments combined with the reduction in interest charges resulting from the debt buy back significantly reduces Eurotunnel's debt service over the next decade. No debt instrument is now repayable before 2006. The transaction has also resulted in the replacement of £1,186 million variable rate debt with £740 million of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

- Eurotunnel plc has acquired Abbey National March Leasing (1) Limited ("ANML"), a leasing company, from Abbey National plc. Eurotunnel has concluded a group relief agreement with ANML and as a result of this has generated a £28 million exceptional profit.
  ANML was renamed Cheriton Resources 13 Limited on 6 January 2003.

The other main events arising during 2002 and in the early part of 2003 are described in the Operating and Financial Review on pages 1 to 12 of the Summary Annual Report.

> RAILWAYS DISPUTE

Under the Railways Usage Contract dated 29 July 1987 (the "RUC") between the Railways and Eurotunnel, the Railways are required to bear a proportion of the operating costs of Eurotunnel in each year. The Railways have commenced arbitration proceedings under the auspices of the International Chamber of Commerce in respect of the amount of their contribution, firstly for financial years ended 31 December 1997 and 1998 and secondly for financial years ended 31 December 1999 to 31 December 2002.
The Arbitration Tribunal, in an award made on 30 January 2003, has rejected the Railways' claim for 1997 and 1998 on the basis that it was time barred. The Tribunal's decision is final. The Arbitration Tribunal will decide on the admissibility and validity of the claim for 1999 to 2002 at a later date.

> RESULTS

The profit for the year amounted to £302 million.
The exceptional profit in 2002 amounts to £428 million and is described in Note 18.

2 > Basis of preparation and accounting policies

> BASIS OF PREPARATION

a. The Combined Accounts consist of the combination of the accounts of the EPLC Group* and of ESA and its subsidiaries as set out in the table below. These Combined Accounts have been prepared on the going concern basis, under the historical cost convention and in accordance with French Generally Accepted Accounting Principles ("GAAP") and the accounting policies described below. The Combined Accounts constitute the ESA Group Consolidated Accounts according to French law.

* Note 23 sets out the material adjustments in the measurement of results and shareholders' funds which would be required in order for the accounts to comply with UK GAAP.

The Eurotunnel Group combination comprises the following holding companies and their interests:

	Class of share	% of capital owned by		Country of registration or incorporation
		Holding company	Subsidiaries	
EUROTUNNEL PLC				**ENGLAND**
The Channel Tunnel Group Limited	Ordinary	100	–	England
Eurotunnel Finance Limited	Ordinary	79	–	England
Eurotunnel Developments Limited	Ordinary	100	–	England
Eurotunnel Services Limited	Ordinary	–	75	England
Eurotunnel Trustees Limited	Ordinary	–	100	England
Le Shuttle Holidays Limited	Ordinary	–	100	England
Orbital Park Limited	Ordinary	–	100	England
Gamond Insurance Company Limited	Ordinary	–	100	Guernsey
Cheriton Resources 1 Limited	Ordinary	100	–	England
Cheriton Resources 2 Limited	Ordinary	100	–	England
Cheriton Resources 3 Limited	Ordinary	100	–	England
Cheriton Resources 5 Limited	Ordinary	100	–	England
Cheriton Resources 6 Limited	Ordinary	100	–	England
Cheriton Resources 10 Limited (formerly Princess Way Leasing Limited)	Ordinary	–	100	England
Cheriton Resources 11 Limited	Ordinary	–	100	England
Cheriton Resources 12 Limited	Ordinary	–	100	England
Cheriton Resources 13 Limited (formerly Abbey National March Leasing (1) Limited)	Ordinary	–	100	England
Cheriton Leasing Limited	Ordinary	100	–	England
Eurotunnel Services GIE	–	20	27.9	France
EUROTUNNEL SA				**FRANCE**
France Manche SA	Ordinary	99.9	–	France
Eurotunnel Finance Limited	Ordinary	–	21	England
Eurotunnel Services Limited	Ordinary	–	25	England
Eurotunnel Services GIE	–	30	22.1	France

b. The accounts of all the Eurotunnel Group companies are prepared as at 31 December. Companies acquired or formed during the year are consolidated as from their date of acquisition or formation. Three subsidiaries of ESA and one subsidiary of EPLC, were not consolidated as they remained dormant or were not material in 2002. These companies had no off balance sheet liabilities.

c. Transactions between the members of the Eurotunnel Group have been eliminated.

d. The accounts of the ESA Group have been converted into £ as follows:

- share capital, share premium account, retained reserves brought forward, Concession fixed assets and depreciation at historical rates;
- other assets and liabilities at the rate ruling at the balance sheet date; and
- profit and loss account items, with the exception of depreciation, at an average rate for the year.

Exchange differences arising from the application of the above are included in the exchange adjustment reserve in the balance sheet. The closing and average €/£ exchange rates used to prepare the Combined Accounts are as follows:

	2002	2001
Closing rate	1.537	1.643
Average rate	1.573	1.631

> ACCOUNTING POLICIES

e. Cost sharing

The Concession requires that the Eurotunnel Group shall share equally the cost price of the Project and all revenues and costs relating to the operation of the fixed link between the UK and French Companies.

- Concession fixed assets: all costs and revenues arising either directly or indirectly from the design, financing and construction of the Project are capitalised and shared between CTG and FM, and shown as fixed assets. Adjustments are made within fixed assets to equalise the cost between the concessionaires.
- Operating revenues and costs: all revenues and costs arising from the operation of the Concession are accounted for in the profit and loss account of the Partnership and shared equally between the concessionaires. Revenues and costs arising in Eurotunnel Group Companies which do not relate to the operation of the Concession are not subject to these sharing arrangements.

f. Equity issue costs

Equity issue costs arising from the increase in share capital have been deducted from the share premium account, with the exception of those which occured during the construction phase, which were capitalised in accordance with the principles set out above.

g. Fixed assets and depreciation

In the absence of any detailed methodology in French GAAP relating to the measurement of impairment of fixed assets, Eurotunnel has applied the methodology set out in US Financial Accounting Standard 144, which requires assets to be compared with undiscounted future operating cash flows (see Note 23).

Tangible assets are depreciated on a systematic basis in order to write down the costs of assets over their expected useful lives as follows:

Tunnels	Life of Concession
Terminals and related land	20 years - life of Concession
Fixed equipment	5 years - life of Concession
Rolling stock	30 - 40 years
Leasehold land and buildings	5 years - life of Concession
Freehold land	not depreciated
Plant, machinery, vehicles and office equipment	3 - 30 years

The expected useful lives of the Group's assets are kept under review and revised when necessary, according to experience.

Concession fixed assets depreciated over the life of the Concession are depreciated using a unit of throughput method based on revenue. The annual depreciation is calculated on the net book value and is a function of the proportion of the actual revenue for the year to the total estimated revenue from the commencement of the year to the end of the Concession, adjusted for inflation.

All other depreciation is calculated on a straight line basis.

The initial purchase cost of certain fixed assets (for example track), which require regular renewal during the course of the Concession, is depreciated using the method applied to non renewable Concession fixed assets. Renewal expenditure on these assets is charged to the profit and loss account as incurred.

As all fixed assets will be written down to £nil at the end of the Concession, depreciation of the final renewal cost of renewable assets will be based on the residual duration of the Concession.

h. Provisions

• Provision for renewal of fixed assets

Provisions for renewals are based upon the present value of the difference between the purchase or production cost and the estimated cost of the assets at the time of their renewal.

• Provision for large scale maintenance

The provision for large scale maintenance, which covers the major expected maintenance costs other than regular maintenance and repairs expenditure, is based upon a specific maintenance programme by asset categories.

• Provision for retirement indemnities

The Group provides for retirement indemnities for employees in accordance with its contractual obligations.

i. Investments and liquid funds

Investments are stated at the lower of cost and market value. Investments and liquid funds are presented inclusive of interest receivable thereon.

j. Foreign exchange

Transactions in foreign currencies are converted into £ at the rate of exchange ruling at the date of the transaction. Assets and liabilities denominated in foreign currencies other than those mentioned in note 2d and 2k are translated at the rate ruling at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

k. Financial instruments – hedging of interest rate and currency risks

The income and costs relating to interest rate swap and interest rate option transactions are recorded in the profit and loss account

at their net cost on a time-apportioned basis over the period of the hedging contract.
Balances denominated in foreign currencies are not revalued insofar as matching currency options, swaps or forward foreign exchange contracts have been secured in equivalent currencies. The premiums relating to these contracts are taken to the profit and loss account on a time apportioned basis over the term of the hedging contract. The accrued income and costs (interest and exchange differences) are apportioned to the profit and loss account on a time basis.

l. Stocks

In respect of properties, cost comprises the purchase price of property, development costs, and, where appropriate, a proportion of associated overheads and attributable financing costs.
Stocks are stated at the lower of cost and net realisable value and include non repairable spares. Repairable spare parts are included in the fixed asset category to which they relate. Slow moving stock items are subject to a provision for obsolescence.

m. Trade debtors

Trade debtors are subject to a provision for bad and doubtful debts.

3 > Turnover

a. Turnover and other operating income

Turnover comprises the value of sales of services and goods receivable in the normal course of business (excluding VAT). Turnover relating to travel services is recognised on the date of travel.
The Eurotunnel Group operates within one class of business, that is the provision of transportation services between the UK and France and activities ancillary thereto, including development activities.
Turnover and other income may be analysed by source as follows:

	2002 £'000	2001 £'000
Shuttle services	332,747	309,363
Railways	217,311	211,036
Non-transport activities*	20,140	27,105
	570,198	**547,504**

All income is derived from the operation of the Channel Tunnel and therefore both originates in and is destined for either the UK or France.

* "Non transport activities" includes income from development activities.

b. Other income

Other income includes, in particular, the release of provisions for large scale maintenance.
In accordance with French GAAP, when a provision is utilised the expenditure is recorded under the usual caption in the profit and loss account (e.g. "Material and services") and the provision released to the profit and loss account under "Other income".

4 > Staff numbers and costs

	2002	2001
The average number of persons (including executive Directors) employed by the Eurotunnel Group was	3,484	3,617

	2002 £'000	2001 £'000
Total staff costs (including employment costs and Directors' remuneration)	102,269	95,556

Directors' fees are included in "Other operating charges" in the profit and loss account.

5 > Directors' remuneration

The total Directors' remuneration for 2002 was £975,474 (2001: £1,029,133).
Full details of Directors' remuneration are included within the Report of the Board on Directors' Remuneration on pages 48 to 51.

6 > Tangible fixed assets and depreciation

	Concession assets								
	Assets in course of construction £'000	Tunnels £'000	Terminals and related land £'000	Fixed equipment £'000	Rolling stock £'000	Other land and buildings £'000	Plant, machinery, vehicles and office equipment £'000	Other fixed assets £'000	Total £'000
COST									
At 1 January 2002	89,834	4,494,966	1,310,460	2,297,328	1,390,212	102,936	205,261	4,232	**9,895,229**
Additions	6,358	–	6,754	9,416	6,039	251	10,006	–	**38,824**
Exchange adjustments	–	–	–	–	–	–	–	–	–
Transfers	(66,175)	–	18,596	15,250	32,329	–	–	–	–
Disposals	–	–	(217)	(35,469)	(42,379)	(2,788)	(15,360)	–	**(96,213)**
At 31 December 2002	30,017	4,494,966	1,335,593	2,286,525	1,386,201	100,399	199,907	4,232	**9,837,840**
DEPRECIATION									
At 1 January 2002	–	80,207	62,200	406,285	248,548	23,402	109,016	1,064	**930,722**
Charged in the year	–	8,918	8,550	55,039	67,552	2,943	25,845	137	**168,984**
Exchange adjustments	–	–	–	–	–	–	–	–	–
Released on disposals	–	–	(4)	(35,469)	(41,579)	(2,521)	(15,275)	–	**(94,848)**
At 31 December 2002	–	89,125	70,746	425,855	274,521	23,824	119,586	1,201	**1,004,858**
NET BOOK VALUE									
At 1 January 2002	89,834	4,414,759	1,248,260	1,891,043	1,141,664	79,534	96,245	3,168	**8,964,507**
At 31 December 2002	**30,017**	**4,405,841**	**1,264,847**	**1,860,670**	**1,111,680**	**76,575**	**80,321**	**3,031**	**8,832,982**

In France all immovable assets within the Concession area are the property of the French State and will revert to it on the expiry of the Concession period. In the UK, the Government has required CTG to transfer to it the title to freehold land and property acquired for the purpose of construction and operation of the Project and in exchange has granted leases for the duration of the Concession period. On the expiry of the Concession period, the interest of the Concessionaires in all movable property and intellectual property rights necessary for the construction and operation of the Project will become, without payment, the joint property of the two States.

Depreciation of £169.0 million (2001 : £116.1 million) charged in the year includes £119.1 million (2001 : £115.4 million) charged to operating profit and write-offs of £49.9 million (2001 : £0.7 million) charged to exceptional profit. The write-offs charged to exceptional profit in 2002 are mainly for the residual value of equipment removed from rolling stock in the course of a simplification programme carried out over several years, and now completed, together with the residual value of other equipment which has been replaced.

7 > Other financial fixed assets

Eurotunnel has granted a security reserve of £15 million to Fixed-Link Finance BV as part of the financial operation completed on 12 July 2002, repayable on 1 August 2025 (or earlier under certain conditions) and described in Note 1.

8 > Stocks

	31 December 2002 £'000	31 December 2001 £'000
Spare parts*	6,260	5,473
Development work in progress	7,593	7,483
	13,853	**12,956**

* Net of a provision for obsolescence of £1.6 million (2001: £1.5 million).

9 > Trade debtors

Trade debtors of £48 million (2001: £49 million) are due within one year and are stated net of bad debt provisions of £5 million (2001: £5 million).

10 > Other financial debtors and creditors

Eurotunnel has purchased six leasing companies in the UK. These companies had debt outstanding of £630 million at 31 December 2002 (2001: £100 million). The increase of £530 million is due to the purchase of three leasing companies during the year. This debt is fully secured on lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value for a proportion of its tax losses by the future surrendering of such losses by way of group relief to the leasing companies. As described in Note 1, during the year Eurotunnel acquired ANML. The transaction is being financed by £386 million of bank borrowings. The borrowings are secured on the lease receivables due to ANML with no recourse to any other company of the Eurotunnel Group. The assets of ANML, at fair value, are £386 million of finance leases.

11 > Investments and liquid funds

a. Investments

These represent short-term investments, primarily certificates of deposit and Sicav (the French equivalent of mutual funds).

	31 December 2002 £'000	31 December 2001 £'000
Investments in £	144,154	68,100
Investments in €	77,236	69,476
Interest receivable	645	222
	222,035	137,798

b. Liquid funds

	31 December 2002 £'000	31 December 2001 £'000
Cash at bank and in hand	19,493	16,942
Total investments and liquid funds	**241,528**	**154,740**

At 31 December 2002 and 2001, the market value of investments in £ and € equated to their book value.

Of the total cash of £242 million at 31 December 2002, £125 million was held in reserve for payment of Junior Interest.

12 > Share capital and share premium account

	EPLC £'000	ESA £'000	Total £'000
SHARE CAPITAL (UNITS)			
At 1 January 2002:			
2,084,247,356 shares of £0.01 each	20,842	–	20,842
2,084,247,356 shares of €0.15 each	–	213,409	213,409
	20,842	213,409	234,251
Issued during the year			
278,303,808 shares of £0.01 each	2,783	–	2,783
278,303,808 shares of €0.15 each	–	27,126	27,126
	2,783	27,126	29,909
At 31 December 2002			
2,362,551,164 shares of £0.01 each	23,625	–	23,625
2,362,551,164 shares of €0.15 each	–	240,535	240,535
	23,625	**240,535**	**264,160**
SHARE PREMIUM ACCOUNT			
At 1 January 2002	917,469	856,015	1,773,484
Premium on shares issued in the year	190,101	163,121	353,222
At 31 December 2002	**1,107,570**	**1,019,136**	**2,126,706**

a. On 13 August 1986, a Corporate Structure Agreement was entered into between, among others, EPLC, ESA, CTG and FM. This provides, inter alia, for the "twinning" of the shares of EPLC and ESA whereby one share in each of these companies together constitute one "Unit". The Articles of Association of EPLC and the "statuts" of ESA restrict transfers of shares to simultaneous transfers of equal numbers of shares in each company.

b. A share option scheme was approved at the Extraordinary General Meeting of EPLC and ESA held on 23 May 1991 enabling eligible employees of the Eurotunnel Group, including executive Directors to be granted options to subscribe for Units. These authorities expired in 1996. On 6 May 1999, new French and UK share option schemes were approved at the Annual General Meetings of EPLC and ESA enabling eligible employees of the Eurotunnel Group to subscribe for Units. A Save-As-You-Earn ("ShareSave") scheme reserved for UK employees was also approved. The authority to grant options under these schemes will expire in 2004. The exercise price of options granted under these schemes must be not less than the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted

under the ShareSave scheme must be not less than 80% of the market price of the Units on the day before grant, or of the average market price of the Unit on the 20 dealing days before grant.
During the 2002 financial year, and in accordance with the above approvals:
• On 1 May 2002, 463 employees were granted options over a total of 7,460,518 Units at a price of £0.67 or €1.09, exercisable between 1 May 2005 and 30 April 2012, on condition that the Eurotunnel Unit price increases by at least 4% a year in excess of the average of the French and UK retail price indices, for a period of at least three years.
• On 1 May 2002, 419 employees opted for the right to subscribe to a total of 3,209,159 Units at a price of £0.54 each between 1 June 2007 and 30 November 2007 under the UK ShareSave scheme.
During 2002, no Units were issued upon the exercise of options. Outstanding options give the right to 2,489 beneficiaries to subscribe for 40,429,153 Units, subject to the following terms:

Share Options

Date of grant	Options outstanding	Exercise price £	Exercise price €	Exercise period
13 July 1994	223,237	2.24	2.91	13.07.1998-12.07.2004
24 November 1994	47,601	2.05	2.56	24.11.1998-23.11.2004
11 April 1995	381,244	1.81	2.23	11.04.1999-10.04.2005
18 June 1999	7,128,928	0.95	1.46	18.06.2002-17.06.2009
17 September 1999*	3,628,771	0.73	–	01.11.2004-30.04.2005
24 November 1999	6,123,000	0.81	1.27	24.11.2002-23.11.2009
31 March 2000*	1,261,016	0.61	–	01.05.2005-31.10.2005
31 March 2000	4,235,422	0.76	1.24	31.03.2003-30.03.2010
16 March 2001*	1,883,498	0.62	–	01.05.2006-31.10.2006
16 March 2001	5,369,853	0.77	1.26	16.03.2004-15.03.2011
1 May 2002*	2,819,311	0.54	–	01.06.2007-30.11.2007
1 May 2002	7,327,272	0.67	1.09	01.05.2005-30.04.2012

* Granted under ShareSave scheme

c. In 1998, EPLC and ESA made a bonus issue of Warrants to Unitholders:
919,553,419 "2003 Warrants" redeemable on 31 October 2003. After adjustment following the 1999 rights issue, three 2003 Warrants entitle the holder to subscribe for 1.02 Units at an issue price of £0.68 plus FRF 6.70 (€1.02). During the 2002 financial year, 3,885 Warrants were exercised resulting in the issue of 1,317 Units. Consequently, the number of Units which may be subscribed following the exercise of the 919,066,182 outstanding 2003 Warrants is 312,482,501.

d. In April 1998, FM and EFL issued 645,161,300 Equity Notes at a price of £0.70 plus FRF 6.97 (€1.06257).
On 11 May 1999, following the approvals given by the Shareholder meeting of ESA and EPLC on 6 May 1999, the company redeemed 188,108,597 Equity Notes, on the basis of 1 Unit for 1.3 Equity Notes, through the issue of 144,698,901 new Units.
On 17 July 2002, following the approvals given by the Shareholder meeting of ESA and EPLC on 30 May 2002, the company redeemed 275,547,040 Equity Notes, on the basis of 1.01 Units for 1 Equity Note, through the issue of 278,302,491 new Units.
On 25 July 2002, under the terms and conditions of the Equity Notes, a total of 123,467 Equity Notes were repaid in cash at a premium of 13.345% to their face value with the Proceeds of the 2001 Warrants and a total of €78,844 and £51,941 Deferred Interest corresponding to the Equity Notes so redeemed was repaid. A total of €22,844 and £19,941 was repaid in cash. The rest was satisfied by the issue of 56 Stabilisation Notes in euros by FM, each having a face value of €1,000 and of 32 Stabilisation Notes in Sterling by EFL, each having a face value of £1,000. This represents an issue of £68,435 of Stabilisation Notes (see Note 15a).
The outstanding 181,382,196 Equity Notes are redeemable on 31 December 2003 on the basis of 1 Equity Note for 1.01 Units, after adjustment following the 1999 rights issue, to the extent that they have not been redeemed for Units on the terms of the issue contract or for cash through the exercise of the 2003 Warrants. They bear a fixed rate of interest of 4.45%.

13 > Reserves

a. Movement on reserves

	Other reserve* £'000	Profit and loss account £'000	Exchange adjustment reserve £'000
At 1 January 2002	3,483	(603,359)	538,104
Profit for the year	–	302,487	–
Translation adjustments	–	–	(212,256)
At 31 December 2002	**3,483**	**(300,872)**	**325,848**

* This non distributable reserve is the consequence of the conversion of ESA's share capital into euros.

b. Analysis of the combined result for the year

	£'000
Profit attributable to the EPLC Group	177,270
Loss attributable to ESA	(8)
Loss attributable to ESA subsidiaries	136,274
Elimination of profit from certain entities consolidated in EPLC group (see Note 23)	220
Adjustments on combination:	
• Exchange adjustments on depreciation	(9,139)
• Other intragroup adjustments	(505)
Depreciation on EPLC share of equity issue costs	(1,625)
Combined profit for the Eurotunnel Group	**302,487**

14 > Provisions

Provisions include a provision for large scale maintenance of £55.6 million (2001: £43.6 million), a provision for renewal of assets of £27.3 million (2001: £22.7 million), and a provision for retirement indemnities of £2.3 million (2001: £1.8 million). No provision has been made in relation to the Railways dispute (see Note 1).

15 > Loan notes, loans and overdrafts

a. Analysis of Loan Notes, Bank Loans and interest charges

(£'000)	31 December 2001 as reported	31 December 2001 restated*	Reduction of debt and cancellation of interest	New borrowings	Settlement of interest**	31 December 2002
Equity Notes	615,524	635,910	(383,548)	–	–	252,362
Participating Loan Notes	812,383	839,198	–	–	–	839,198
Stabilisation Notes***	–	–	68	–	–	68
Total Loan Notes Principal	**1,427,907**	**1,475,108**	**(383,480)**	**–**	**–**	**1,091,628**
EDL, Senior and 4th Tranche debt	348,874	359,848	–	–	–	359,848
Tier 1A Debt	–	–	–	740,000	–	740,000
Junior Debt	3,352,308	3,473,145	(346,204)	–	–	3,126,941
Resettable Advances	1,114,858	1,154,886	(604,145)	–	–	550,741
Unpaid interest						
Stabilisation Advances	522,535	539,093	(240,407)	–	45,549	344,235
Deferred Interest	130,867	135,201	(3,334)	–	19,768	151,635
Total loans	**5,469,442**	**5,662,173**	**(1,194,090)**	**740,000**	**65,317**	**5,273,400**
Accrued interest						
Loan Notes	13,246	13,684	–	–	(7,396)	6,288
Loans	123,098	126,870	–	–	(5,521)	121,349
Total accrued interest	**136,344**	**140,554**	**–**	**–**	**(12,917)**	**127,637**
Overdrafts	**3**	**3**	**–**	**–**	**5**	**8**
Total	**7,033,696**	**7,277,838**	**(1,577,570)**	**740,000**	**52,405**	**6,492,673**

* The debt at 31 December 2001 has been recalculated at the exchange rate of 31 December 2002 in order to facilitate comparison.
** Interest includes interest incurred during the period less interest paid in cash, or interest settled using the Stabilisation Facility.
*** see Note 12d.

In January 2002 £19.0 million plus €25.5 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from available cash flow. All interest due on the Equity Notes at 26 January 2002 (£7.1 million plus €10.8 million) was added to the Deferred Interest Account. In July 2002 £126.0 million plus €175.8 million of Stabilisation Advances, £296.6 million plus €465.5million of Resettable Advances, £179.6 million plus €251.5 million of Tier 1 Junior Debt and £1.7 million plus €2.6 million of Deferred Interest were repurchased mainly from the proceeds of the Tier 1A Debt (including £0.1 million and €0.1 million relating to Equity Notes redeemed with the proceeds of the 2001 Warrants).

Also in July 2002 £192.9 million plus €292.8 million of Equity Notes were converted into Units. £5.0 million plus €7.7 million of Stabilisation Advances were created later in July in respect of interest due on the residual Resettable Advances which could not be paid from free cash flow. Total interest due on the residual Equity Notes at 26 July 2002 (£2.8 million plus €4.3 million) could not be paid from free cash flow and was therefore added to the Deferred Interest Account.

In July 2002 £4.6 million of Resettable Advances and £2.9 million of Junior Debt were repurchased at face value.

In January 2003 £8.2 million plus €13.0 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. All interest due on the Equity Notes at 26 January 2003 (£2.9 million plus €4.3 million) was added to the Deferred Interest Account.

The interest savings generated for 2002 by the financial operations completed in July 2002 are as follows:

- £16 million of interest on the Equity Notes converted;
- £17 million of interest waived on the Resettable Advances between 28 January 2002 and 12 July 2002;
- £17 million of interest relating to the Resettable Advances since 12 July 2002.

These savings were offset by total additional interest charges of £16 million as follows: £14 million on the £405 million of Tier 1A debt borrowed to repurchase Resettable Advances and Stabilisation Advances since 10 July 2002, £1 million on the £335 million of Tier 1A Debt borrowed to refinance Junior Debt, and the Group has paid £1 million of additional interest on the Senior Debt, repayment of which has been deferred from 2002-2005 to 2009-2012.

These financial operations have therefore resulted in a net interest saving of £34 million in 2002.

b. Maturity of Debt

(£'000)	Less than 1 year	1 to 5 years	More than 5 years	Total
Equity Notes	252,362	–	–	252,362
Participating Loan Notes	–	–	839,198	839,198
Stabilisation Notes	–	–	68	68
Total Loan Notes Principal	**252,362**	**–**	**839,266**	**1,091,628**
EDL, Senior and 4th Tranche debt	–	7,798	352,050	359,848
Tier 1A Debt	–	–	740,000	740,000
Junior Debt	–	31,191	3,095,750	3,126,941
Resettable Advances	–	–	550,741	550,741
Unpaid interest				
Stabilisation Advances	–	–	344,235	344,235
Deferred interest*	151,635	–	–	151,635
Total loans	**151,635**	**38,989**	**5,082,776**	**5,273,400**
Accrued interest				
Loan Notes	6,288	–	–	6,288
Loans	121,198	–	151	121,349
Total accrued interest	**127,486**	**–**	**151**	**127,637**
Overdrafts	**8**	**–**	**–**	**8**
Total	**531,491**	**38,989**	**5,922,193**	**6,492,673**

* Defered interest will be converted on 31 December 2003 into Stabilisation Notes which have a maturity of more than five years.

c. Details of debt

- The Equity Notes are described in Note 12 d.
- The Participating Loan Notes, comprising 423,570 stapled notes at 31 December 2002, issued at £1,000 in EFL and FRF9,893 (€1,508.18) in FM, carry a fixed rate of interest of 1%. After the end of the Stabilisation Period (31 December 2005 or earlier under certain conditions at Eurotunnel's option), they attract an additional variable coupon equal to 23.3% of the available net cash flow. These notes are repayable at the latest on 30 April 2040.
- The Resettable Advances carry a fixed rate of interest of 7.03% (£) or 5.28% (€) until 26 January 2004, when the interest rate will be re-fixed in relation to government bond rates with a margin of 0.5%. At the end of the Stabilisation Period this margin will increase to 1.5%. They are repayable by 31 December 2050.
- The Junior Debt carries the same fixed rate of interest as the Resettable Advances until reset on various dates between 1 December 2003 and 8 January 2004, at variable rates with a margin of 1.25%. This debt is repayable between 2007 and 2025.

• The Tier 1A Loans comprise three tranches of £335 million, £285 million and £120 million respectively. The £120 million tranche is repayable in a single instalment in 2026 and the other two tranches (comprising an aggregate of £620 million) are repayable in two equal successive annual instalments in 2027 and 2028. Interest accrues on the Tier 1A Loans at a fixed interest rate until maturity of 6.645% per annum in the case of the £620 million tranche and 8.16% per annum in the case of the £120 million tranche.

• Stabilisation Advances (in respect of Junior Debt and Resettable Advances) or Deferred Interest (in respect of Equity Notes) are created each January and July to settle interest which becomes due but cannot be settled in cash. This Stabilisation Facility is available for drawing until the end of the Stabilisation Period subject to certain drawing limits. It carries no interest charge until after the Stabilisation Period when the outstanding amounts carry a variable rate of interest plus a margin of 1.25%. Within eighteen months following the end of the interest free period the Stabilisation Advances may be converted into Stabilisation Notes at Eurotunnel's option. This debt is repayable between 2018 and 2026.

• Part of the Senior Debt (£140 million and €93 million) carries a variable rate of interest and the remainder (€48 million) is at fixed rates of interest. The Senior Debt is repayable between 2009 and 2012 and the margin is 1%. The Senior Debt is rated A- by Standard & Poor's.

• The Fourth Tranche Debt comprises fixed rate loans drawn from the European Investment Bank and the European Coal and Steel Community, repayable between 2006 and 2019. It bears a margin of 1%.

All debt is fully secured by garantees given by Eurotunnel to the lenders.

d. Payment of accrued interest

Out of the £147 million of interest falling due in January 2003, £125 million was paid in cash and £22 million was settled using the Stabilisation Facility.

e. Interest Rate Exposure

All of Eurotunnel's debt, with the exception of £140 million and €93 million of the Senior Debt, is at fixed rates of interest until the end of 2003. Until that date a 1% change in the variable rates of interest in both the UK and France would therefore change Eurotunnel's annual financing charges by £2 million. This would be largely offset by similar changes in the amount of interest receivable on investments and cash balances. From 2004 interest charges on £3.8 billion of Eurotunnel's debt will be subject to variable rates.

In August 2000, Eurotunnel purchased interest rate collars to limit the impact of possible future increases in interest rates on £1,071 million and €1,920 million of its debt from 2004 to 2008. The maximum blended rates payable on this debt (before margins) will range from 7.25% in 2004 to 8% in 2008 for Sterling denominated debt, and from 6.75% in 2004 to 8% in 2008 for Euro denominated debt. To reduce the upfront cost, Eurotunnel wrote interest rate floor contracts on the same amount of debt for the same period and with the same counterparties. These contracts mean that the rates payable on average by Eurotunnel will not fall below certain levels. These levels range from an average of 5.5% in 2004 to 4.98% in 2008 for Sterling denominated debt and 5.3% in 2004 to 4.51% in 2008 for Euro denominated debt. A cash premium of £23 million and €28 million was paid for this interest rate protection, which will be taken to the profit and loss account on a time-apportioned basis over the term of the hedging contracts (2004 to 2008).

As a result of the Junior Debt repackaging in March 2001, Eurotunnel received interest rate caps on £536 million and €959 million of its Junior Debt at the same blended rates and for the same periods as those set out in the above paragraph. No premium was paid and no interest rate floors were written by Eurotunnel to obtain this hedging.

If market interest rates in 2004-8 are above the interest rate cap rates, the counterparty banks will pay the difference between the two rates to Eurotunnel. If market interest rates in 2004-8 are below the interest rate floor rates, Eurotunnel will pay the difference between the two rates to the counterparties. When market rates are between the cap and floor rates, no payments will be made under these contracts.

£423 million and €641 million of Resettable and Stabilisation Advances, which carry variable rates from 2004 and 2006 respectively, were repurchased with the proceeds of the new £740 million fixed rate Tier 1A Debt in July 2002.

An estimate of Eurotunnel's total interest charge (including margins) for 2004, taking into account the impact of these interest rate option contracts is shown in the table below, for a range of possible 6 month LIBOR and EURIBOR rates :

Interest Charge (before charge for 2000 option premium) :

(IN £MILLION)

3%	4%	5%	6%	7%	8%
286	302	317	347	381	390

The table assumes that LIBOR and EURIBOR 6 month rates are identical.

f. Exchange Rate Exposure

All of Eurotunnel's debt is denominated in Sterling (EPLC Group) or Euros (ESA Group). No exchange gains or losses can therefore arise on revaluation of the external debt. The majority of foreign exchange risks arising from Eurotunnel's continental activities has been eliminated by the introduction of the Euro in 12 EU member states. The residual foreign exchange risk relates to the revaluation of intra-Group balances. The residual intra-Group debt at 31 December 2002 was £25 million as compared to £360 million at 31 December 2001 as a result of the financial operation completed in July 2002. A 10% change in the Euro/Sterling parity would result in unrealised exchange gains or losses of approximately £2.5 million.

g. Liquidity Risk

The Equity Notes will be converted into Units at a predetermined price on 31 December 2003 except to the extent previously redeemed in cash at a premium to their face value from the proceeds of the exercise of the 2003 Warrants.
All the remaining debt is repayable after the Stabilisation Period (31 December 2005 or earlier under certain conditions, at Eurotunnel's option).
Interest due on the Equity Notes, Tiers 2 and 3 of the Junior Debt and Resettable Facility which cannot be met from available cash can, until the end of the Stabilisation Period, be met through drawings under the Stabilisation Facility within certain limits. Eurotunnel may under certain conditions prepay the Stabilisation Facility by issuing Units.
The amounts remaining for drawing under the Stabilisation Facility amount to £80 million between 1 February 2003 and 31 January 2004, £100 million between 1 February 2004 and 31 January 2005 and £60 million between 1 February 2005 and 31 January 2006.

16 > Other creditors

	31 December 2002 £'000	31 December 2001 £'000
Trade cash advances	91,381	86,517
Trade creditors and accruals	49,160	40,614
Taxation, social security and staff	27,316	16,755
Fixed asset creditors and accruals	12,843	15,645
Other creditors	4,068	3,714
	184,768	**163,245**

Trade cash advances represent principally advance payments received from the railways under the minimum usage charge clause of the Railway Usage Contract. These advances are repayable under certain conditions by deduction from future payments owed by the railways. Should these advances not have to be repaid, they will be credited to the profit and loss account over several years. Other amounts are mainly due within one year.

17 > Exchange differences

The exchange gains and losses arose mainly from inter-company accounts.

18 > Exceptional result

The exceptional profit of £428 million includes in particular the net exceptional profit of £433 million generated by the financial operations completed in July 2002 and described in Note 1; and the exceptional profit of £47 million generated by the leasing operations described in Note 10. Furthermore the Group has carried out over several years a rolling stock simplification programme. This was completed in 2002 and, together with the write-off of other equipment which has been replaced, has resulted in a total write-off of £50 million being charged to exceptional profit (see Note 6).

19 > Taxation

a. Current taxation

No UK corporation tax arises on the result for the year of the EPLC Group (2001: £nil).
At 31 December 2002, excess management charges and losses carried forward of £2,459 million (2001: £2,574 million) were available for offset against certain future EPLC Group income.
ESA has re-elected, for a further five year period, to group its taxable profits and losses with those of FM, Eurotunnel Participation 1, Eurotunnel Participation 2 and Europorte. ESA has provided for its minimum legal obligation under French corporate tax of £29,000.
In France, ESA Group cumulative tax losses of €498 million (2001: €836 million) can be carried forward of which €493 million (2001: €493 million) can be carried forward indefinitely. At 31 December 2002 EPLC had capital allowances available for future offset against profits of £1,962 million and industrial buildings allowances of £1,014 million.
The leasing operations undertaken by the Group during the year are expected to use £651 million of UK tax losses.

b. Deferred taxation

Potential deferred tax assets relating principally to losses carried forward have not been recognised in the accounts.

c. Due to the nature of the Project, consultations with the fiscal authorities of each country are required to agree a common tax treatment for the Eurotunnel Group Companies as far as possible. Certain matters remain unresolved, but in the opinion of the Directors the effect of their resolution is not likely to be material to the accounts.

20 > Commitments and contingent liabilities

In accordance with the terms of the Credit Agreements, the Eurotunnel Group Companies have undertaken to grant as security to the lending parties to the Credit Agreements charges over their assets and rights, other than the assets and rights owned by EDL, OPL, CLL and the CRL companies.

Pursuant to the Credit Agreements, after the occurence of an event of default, the banks would in certain circumstances be entitled to exercise their rights of substitution as provided under the Concession as well as their security rights under the financing agreements.

As at 31 December 2002, the shares of ESA and EPLC subsidiaries, most bank accounts, the commissioned rolling stock, all trademarks and the benefits of the most important contracts had been given as security under French law. Under English law, all assets and rights owned by the Eurotunnel Group Companies other than EDL, OPL, CLL and the CRL companies come under a floating charge. Some specific charges over certain of the Eurotunnel Group Companies' land and buildings have been effected.

21 > Cash flow statement

a. Reconciliation of operating profit for the year to the net cash inflow from operating activities

	2002 £'000	2001 £'000
Operating profit	**194,175**	**183,181**
Provisions	20,679	23,087
Depreciation	119,149	115,438
Profit before depreciation, provisions, interest and tax	**334,003**	**321,706**
Exchange adjustment*	3,442	(1,008)
(Increase)/decrease in stocks	(708)	85
Decrease in debtors	5,202	31,639
Increase/(decrease) in creditors	6,120	(32,440)
Net cash inflow from operating activities	**348,059**	**319,982**

* The adjustment relates to the restatement of the elements of the Profit and Loss Account at the exchange rate ruling at year end.

b. Analysis of cash flows for headings netted in the cash flow statement

	2002 £'000	2001 £'000
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		
Interest received	17,344	9,888
Interest paid	(265,563)	(254,636)
Net receipts from hedging transactions	2,652	–
Returns on investments and servicing of finance	**(245,567)**	**(244,748)**
CAPITAL EXPENDITURE		
Payments to acquire tangible assets	(41,762)	(82,193)
Sale of tangible fixed assets	644	328
Capital expenditure	**(41,118)**	**(81,865)**
FINANCING		
Issue of ordinary share capital, net of costs	529	108
Cash inflow/(outflow) from change in bank loans	25,811	(6,488)
Increase in other financial fixed assets	(15,000)	–
Financing	**11,340**	**(6,380)**

c. Analysis of changes in cash and cash equivalents during the year

	2002 £'000	2001 £'000
Opening balance	154,515	163,370
Net cash inflow/(outflow) before adjustments for the effect of foreign exchange rates	81,326	(6,554)
Effect of foreign exchange rates	5,034	(2,301)
Closing balance	**240,875**	**154,515**

d. Analysis of cash balances as shown in the balance sheet

	2002 £'000	Change in year £'000	2001 £'000
Investments	222,035	84,237	137,798
Liquid funds	19,493	2,551	16,942
	241,528	86,788	154,740
Bank overdrafts	(8)	(5)	(3)
Interest receivable	(645)	(423)	(222)
	(653)	(428)	(225)
	240,875	**86,360**	**154,515**

22 > Earnings/(loss) per Unit

	2002 (p)	2001 (p)
Basic	13.6	(6.4)
Pre-exceptional result	(5.7)	(6.6)
Fully diluted	13.1	(4.1)

The basic earnings per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,216,918,185 (2001: 2,083,750,996) and the profit for the year of £302,487,000 (2001 loss: £132,408,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £125,802,000 (2001: £138,516,000) before crediting the exceptional profit of £428,289,000 in 2001 (2001: £6,108,000).

The fully diluted earnings per Unit for the year is calculated using the fully diluted number of Units of 2,400,114,202 (2001: 2,547,933,007) and the adjusted profit for the year of £313,589,000 (2001 loss: £104,855,000).

23 > Significant differences between French and UK Generally Accepted Accounting Principles ("GAAP")

The Eurotunnel Group Combined Accounts comply with French GAAP which differs in certain respects from UK GAAP. The significant differences which affect the profit before taxation and shareholders' funds are as follows:

Under UK GAAP, both Fixed-Link Finance BV and Tunnel Junior Debt Holdings Limited, special purpose companies set up by and controlled by third parties in connection with the repackaging of £1.1 billion of Junior Debt completed in 2001, are consolidated as quasi-subsidiaries. The purchase of Eurotunnel Junior Debt by Tunnel Junior Debt Holdings Limited, financed by the issue of loan notes by Fixed-Link Finance BV, is treated as in substance a cancellation of debt and issue of new debt under UK GAAP (see Note 15 of the EPLC group accounts) and would have resulted in a gain of £255 million being recognised in the profit and loss account in 2001.

Under UK GAAP, both Fixed-Link Finance 2 BV (FLF2) and Tunnel Stabilisation and Resettable Advances Limited, special purpose companies set up by and controlled by third parties in connection with the debt buyback and refinancing detailed in Note 1, and in respect of which the Eurotunnel Group bears no ongoing exposure, are consolidated as quasi subsidiaries. The only difference that would arise in the Combined Accounts from this treatment under UK GAAP is the inclusion in the Combined Balance Sheet of the Guaranteed and Class A Notes issued by FLF 2 rather than the Tier 1A Debt (see Note 15). As these instruments have the same principal and bear the same interest there would be no difference to the gain recognised in the year from this transaction or to shareholders' funds or the ongoing interest costs.

UK GAAP also requires a different treatment of equity issue costs. Under UK GAAP, equity issue costs are treated as integral to a transaction with shareholders and therefore deducted from equity issue proceeds and not dealt with in the profit and loss account. In addition UK legislation allows certain of such issue costs to be set against the company's share premium account.

Under French GAAP such issue costs can be charged directly to the profit and loss account in the year in which they arise, charged to the share premium account or capitalised. In the case of the Eurotunnel Group, when these costs were incurred during the period of construction, they were charged to the profit and loss account and were subsequently capitalised into Concession fixed assets.

Had the Combined Accounts been prepared under UK GAAP, profit before tax would have increased by £1 million (2001: increase of £256 million) and shareholders' funds at 31 December 2002 would have increased by £80 million (2001: increase of £79 million).

Following the introduction of FRS 11 during 1998, UK GAAP requires that any impairment of fixed assets be identified and measured by comparing the carrying value of fixed assets to the present value of projected cash flows derived therefrom (whereas under US Financial Accounting Standard 144, which is used for the Combined Accounts, the identification of impairment is based on undiscounted cash flows). The application of FRS 11 has not resulted in any impairment of the Group's fixed assets as detailed in the accounts of EPLC set out on pages 67 to 88.

Eurotunnel Statement
on Corporate Governance

> Corporate Governance

The Board aims to adopt the best features of UK and French corporate governance practice and confirms that the Group applies the principles set out in the Combined Code of the Committee on Corporate Governance, published in June 1998, and the main recommendations of the Viénot and Bouton Committees published in 1995, 1999 and 2002. The Group has been in compliance with all the provisions of the Combined Code throughout the year.

As at 7 February 2003, the Board of Eurotunnel is made up of 13 Directors, of whom one is an executive Director. The Board considers that, except as stated below, all of the non-executive Directors are independent as defined by the Code and the Bouton Report; this means that they are free from any kind of relationship with the Group or its management which could materially interfere with their independent judgement. Charles Mackay, though non-executive, is deemed not to be fully independent because he has a UK service contract. All directors are subject to election by the shareholders at the first opportunity following their appointment, and thereafter to re-election at least once every three years. François Jaclot was appointed a member of the Board on 19 July 2002. Christian Cambier resigned from the Board on 11 February 2002.

The Board, which met 8 times in 2002 (with average attendance by Board members of 90%), operates within a structure in which the roles and responsibilities of the Chairman of the Joint Board, the Chief Executive and the non-executive Directors are clearly and formally established. In accordance with the Concession, the Board is ultimately responsible for the direction and management of the Eurotunnel Group. The Chief Executive is responsible for running the Eurotunnel Group within a framework set out by the Board. Certain matters are specifically reserved to the latter for decision, such as overall strategy, budgets, approval of major capital transactions and consideration of significant regulatory, operational and financial matters.

The Board also follows the Combined Code's recommendation that there should be a senior independent non-executive Director, other than the Chairman, to whom concerns can be conveyed if required. The Board believes that it is helpful, given the bi-national nature of Eurotunnel, for there to be senior independent non-executive Directors based in both the UK and France, and has accordingly nominated Lord Tugendhat and Baron Guy de Wouters respectively.

The Board has a number of committees:

The Audit Committee chaired by Baron Guy de Wouters – a non-executive Director – comprises 5 further non-executive Directors (Vivienne Cox, Keith Edelman, François Jaclot, Philippe Lagayette, and Charles Petruccelli). The Audit Committee meets at least three times a year with the internal and external auditors, as well as management, to monitor the adequacy of the financial information reported to shareholders, to monitor the Group's internal controls and to provide a forum for communication between the Board and the internal and external auditors. In particular, the Committee reviews the half year results and Interim Statement, and the full year results and the Annual Report and Accounts prior to their submission to the Board and considers any matters raised by the auditors. The Head of Internal Audit has direct access to the Chairman of the Audit Committee. The Committee met 4 times in 2002.

The Remuneration Committee: details of the membership of the Remuneration Committee and of the Group's remuneration policy in respect of the Chief Executive and senior executives, together with the remuneration of non-executive Directors, are set out in the Report of the Board on Directors' Remuneration on pages 48 to 51. The Committee met 4 times in 2002.

The Nomination Committee, which comprises the Chairman of the Joint Board and the members of the Remuneration Committee, is responsible for making recommendations to the Board on all new Board appointments. The Committee met twice in 2002.

The Safety, Security and Environment Committee, which is chaired by Chris Green – a non-executive Director – comprises 4 further non-executive Directors (Michel Combes, Vivienne Cox, Yves Déjou and Charles Petruccelli). The Committee receives monthly reports and monitors the production of safety related documentation, the development of operating rules, and the organisation of safety and the safety of operations as well as security and the impact of the Group's activities on the environment. The Safety Director has direct access to the Chairman of the Committee. The Committee met 4 times in 2002. The Chairman of the Joint Board and the Chief Executive attend committee meetings as appropriate.

> Internal control

As required by the Listing Rules of the UK Listing Authority, Eurotunnel has complied with the provisions on internal control contained in section 1 of the Combined Code of the Committee on Corporate Governance, by establishing the procedures recommended by the Turnbull Committee on Internal Control. These procedures have been in place throughout 2002 and continue to be so. They are reported on below.

The Board is responsible for ensuring that the significant risks facing Eurotunnel, and the effectiveness of the system of internal control in managing those risks, are assessed at least annually; that failures of internal control are identified and remedial action taken; and that internal control and risk management are an integral part of Eurotunnel's operations.

The Group continually assesses the risks facing the business through its framework of Board and management committees. Clear responsibilities have been allocated for key areas such as insurable risks, treasury risk management, capital expenditure appraisal and data processing security. Other risks fall within the scope of the Audit, Remuneration and Safety, Security and Environment committees as appropriate.

A continuous process of risk identification and assessment is in place under the responsibility of the Corporate Risk Manager. His role is to document and prioritise all the risks to which Eurotunnel is exposed and to describe the measures in place to reduce the probability of their occurrence and their potential impact. The corporate risk review is formally presented to the Audit Committee at least once a year. This presentation is completed by a report from the Internal Audit department covering the effectiveness of the corporate risk management process itself and of the measures in place to manage the major risks. The results of interim reviews are presented to the Audit Committee in the event of major new risks emerging or of significant changes in those already identified.

Whenever Internal Audit identifies failures of internal control it reports on those failures, and agrees a programme of remedial action with local and senior management. The Executive Management Committee regularly reviews these management action plans, of which a summary is also presented to the Audit Committee.

The Head of Internal Audit, who reports to the Chief Executive, has a direct line of communication to the Chairman of the Audit Committee. At the end of each year Internal Audit presents to the Board a review of the main control mechanisms within Eurotunnel, the corporate risk management process, and a summary of the information provided to the Audit Committee and the Group Executive Committee on major corporate risks.

There is a comprehensive system of financial reporting to the Board, based on a five year plan, an annual budget, quarterly forecasts and monthly reporting of financial and operating results. Cash flow and other key operational performance indicators are continuously monitored and reported to the Board.

The Board recognises that any system of controls can only manage, not eliminate, the risk of Eurotunnel failing to achieve its business objectives; the assurance against material misstatement or loss that the system provides can never be absolute. With this in mind there is a continuous review, overseen by the Audit Committee and Board, of the major risks to which Eurotunnel is exposed and of their relative significance, particularly in the areas of safety, security, litigation, exchange rates, competition and the factors influencing the cross-Channel car and truck markets and the activities of the Railways.

> Investor relations

The Board attaches importance to communicating with individual and institutional shareholders which is achieved by means of the annual and interim reports, the Annual General Meeting, shareholder information meetings, results presentations, quarterly trading statements, and the investor relations section of the internet site. Further opportunities for dialogue are provided by Eurotunnel's Shareholder Information Centre, which answers individual shareholders' questions and takes note of their concerns, and by the UK and French Shareholder Committees, acting as a forum for discussions and proposals on individual shareholder communications. Dialogue with institutional investors and analysts is maintained through regular meetings in the UK, France, the US and elsewhere, usually involving Eurotunnel's Chief Executive and Chief Financial Officer.

> Auditors' and Commissaires aux Comptes' independence

One of the duties of Eurotunnel's Audit Committee is to review the way in which the independence and objectivity of the auditors are maintained. In this context, the Committee operates a policy setting out the types of work that may, and those that may not, be undertaken by the company's auditors.

Under this policy the auditors perform:

- Audit-related services (which the auditors are either obliged, or are otherwise best placed to undertake) including general accounting advice, reviewing debt and equity prospectuses and shareholder circulars, providing certificates and other work required from the auditors under Eurotunnel's loan agreements, regulatory reports, work in respect of acquisitions and disposals, taxation and accounting advice relating to specific financial transactions, reviewing submissions in the context of litigation, and reviewing systems integrity and effectiveness of internal controls.
- Certain tax review work relating to existing transactions, specific transaction proposals or tax litigation.

General consulting work, and work on development of tax-driven or other financial operations may not be undertaken by the auditors.

Because of Eurotunnel's bi-national nature it is subject in France, though not in the UK, to French regulations that require a company to have two sets of auditors, who are not permitted to provide consulting services to the company.

> Auditors' and Commissaires aux Comptes' fees

(£'000)	French Commissaires aux Comptes	UK Auditors
Statutory audit fees	292	185
Audit related fees*	1,363	616
Consulting fees	–	–
Total	**1,655**	**801**

* Audit related fees of the French Commissaires aux Comptes include £971,000 in respect of work which, under French Company law, must be carried out by them.

> Going concern

The Directors are satisfied, having made appropriate enquiries, that the Group has adequate resources to operate for the foreseeable future. The Directors believe that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Report of the Board
on Remuneration of Directors

The following Directors' Remuneration Report was approved by the Joint Board on 7 February 2003 and signed on its behalf by Roy Chapman, Director and Chairman of the Remuneration Committee.

> Background

The Remuneration Committee of the Board reviews Eurotunnel's broad policy for executive remuneration and makes specific recommendations to the Board on the remuneration of the Chairman of the Joint Board and the Chief Executive. Non-executive Directors' remuneration is determined by the full Board within limits set by the shareholders. The Committee consists wholly of non-executive Directors: Roy Chapman (Chairman), Michel Combes, Keith Edelman, Philippe Lagayette, Lord Tugendhat and Baron Guy de Wouters. The Committee has access to independent external advice on remuneration matters both in France and in the UK.

> Advisors

The Committee was assisted in its consideration of remuneration by Towers Perrin, external advisors, who were appointed by the Committee. Towers Perrin also supplied advice to the Group during the year in respect of stock option and other incentive plans. Also present at the Committee's meetings, by invitation (though not when their own remuneration was under discussion) were the Chairman of the Joint Board and the Chief Executive.

> Remuneration Policy

The remuneration policy of the Group in respect of the executive Director and senior executives is as follows:

- to put in place a framework of remuneration to attract, motivate and retain the high calibre executive personnel needed by the Group;
- to develop a total remuneration package which is cohesive between the UK and France, whilst taking into account differences in practice, where appropriate;
- to reflect through the remuneration system the importance of sustained improvement in the Group's performance, in both the short and long term; and
- to set salaries in line with competitive market practice and to reward superior performance through performance-related payments. Such performance is assessed against Eurotunnel's four operating principles of total safety, customer service, teamwork and financial performance.

> SALARIES AND BENEFITS

Salaries are reviewed, but not necessarily adjusted, annually. The Committee keeps under regular review all benefits policies, including those relating to private health insurance, company cars and retirement benefits.

> ANNUAL BONUS

The Group operates a general bonus scheme for all staff. The payment of bonuses is partly dependent on the Group achieving a targeted operating profit (before depreciation, interest and tax, adjusted to include interest savings from financial operations) and partly dependent on the Group achieving targeted levels of safety and service quality. The general bonus scheme payable in 2003 for 2002 resulted in 5.72% of staff basic salaries being paid to 3,315 beneficiaries.

The management bonus scheme is based on the same objectives as the general bonus scheme. Individual allocations are then discretionary depending on individual performance. The amount of bonuses paid to the Chief Executive and to the ten other persons with the highest salaries are shown on page 50.

> SHARE OPTIONS AND SAVINGS SCHEMES

Note 12 (b) to the Combined Accounts gives details of the options awarded in 2002 under the Executive and UK Save As You Earn (ShareSave) schemes approved at the Annual General Meeting in May 1999.

The exercise price of options granted under the Executive scheme must be not less than the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave scheme must be not less than 80% of the market price of the Units on the day before grant or of the average market price of the Unit on the 20 dealing days before grant. Options granted in 2002 will not become exercisable unless the Eurotunnel Unit price increases by at least 4% a year in excess of the average French and UK retail price indices, for a period of at least three years.

Options granted before 1999 will remain valid until they lapse in accordance with the rules under which they were granted. The current share price is substantially below the exercise price for these 652,082 options.

Details of the share options held by the Chief Executive are set out below, and also in note 19 of the EPLC Group Consolidated Accounts on page 85 and in note 12 of the ESA accounts on page 65.

A Plan d'Epargne d'Entreprise, set up in parallel in France, allows the French employees of the group to acquire Eurotunnel Units under advantageous conditions. At 31 December 2002 1,817,510 Units were held in the Plan d'Epargne d'Entreprise on behalf of 1,267 subscribers.

> DEFERRED UNITS PLAN

The Group operated a deferred share bonus plan (known as the Deferred Units Plan) for executive Directors and some senior executives. This plan was replaced by share options, and the final allocation was made in respect of 1999. The bonus available for allocation under this scheme was calculated each year by reference to the achievement of a targeted level of operating profit fixed annually by the Board.

At the end of the performance period of 12 months, the amount of any bonus earned was converted into an equivalent number of Units at the market price then ruling and, in the case of executives employed under UK contracts, the executive is entitled to receive one-third of those Units after one year, one-third after two years and the final third after three years. Executives employed under French contracts receive instead a cash payment equivalent to the value of the Units on the date of transfer.

The allocation to the executives concerned of the available bonus under this scheme was based on individual performance during the performance period and expressed as a percentage of the aggregate salaries of the individuals concerned (within a normal range of 0 to 30% of the pool).

If an executive leaves the Group during the three year period (except in the case of normal retirement, disability, death, etc.) his conditional entitlement will lapse, subject to the discretion of the Remuneration Committee in exceptional circumstances.

Bonus payments are pensionable in France, in accordance with French requirements, whereas those in the UK are not.

During 2002, plan beneficiaries became unconditionally entitled to one third of the allocations made to them in respect of 1998 and 1999 business results. In the case of Richard Shirrefs this resulted in an allocation of Units with a total value £15,124 lower overall than their original cost. This difference arose as a result of movements in Unit prices since the date of allocation.

> RETIREMENT BENEFITS

Law and practice in respect of social security contributions, including pensions, are different between France and the UK in terms of both scope and cost. All salary payments to employees in France, including bonus payments, are subject to social security contributions and are pensionable, as pensions are provided in France by the state and industry-wide occupational schemes.

A small number of senior executives are members of The Channel Tunnel Group Senior Executives Pension Fund (the "Scheme"). This is a UK pension scheme approved by the Inland Revenue, which entitles its members to a pension at the date of retirement based on final pensionable salary and years of completed service. The Scheme is non-contributory. In 2002 there were no employer contributions paid to the Scheme.

During the year a contribution of £13,061 was made on behalf of Richard Shirrefs to the Channel Tunnel Group Pension Fund ("the fund") and a contribution of £75,000 was made on his behalf in respect of additional pension provision.

A table on page 50 contains the information required to be provided (in compliance with UK law and UK Listing Authority regulations) in relation to Richard Shirrefs' accrued benefits in the fund. Benefits payable in respect of the additional pension contribution mentioned above, being a money purchase arrangement, are not included in the table.

The Eurotunnel Group contributed in 2002 an amount of £35,000 to a personal pension contract in respect of Charles Mackay.

> CONTRACTS OF SERVICE

The Company's policy on Directors' service contracts is that they should be terminable upon no more than twelve months' notice, and that payments in respect of early termination should be limited to the unexpired period of notice.

Details of the service contracts of the Chairman of the Joint Board and the Chief Executive are set out below.

- Charles Mackay has a service contract with ESL dated 18 June 2001, which is terminable by either party upon twelve months' notice. His salary for 2002 was £190,000. Other benefits consist of contributions to a personal pension plan (see above). Charles Mackay does not participate in the bonus and stock option schemes.
- Richard Shirrefs has a service contract dated 1 January 2002 with ESL, which is terminable by either party upon twelve months' notice, failing which his retirement (in common with other employees of the Company) will take place at age 65. His salary for 2002 was £275,000. Other benefits include a company car, private health insurance and pension benefits.

> PAYMENTS TO FORMER DIRECTORS

Georges-Christian Chazot, a former Group Managing Director, was paid £11,250 in respect of his role in 2002 as Chairman of Eurotunnel Developments Limited, to which position he was appointed on 1 April 2002.

> NON-EXECUTIVE DIRECTORS

The fees payable to non-executive Directors are subject to annual limits of £300,000 in aggregate (for EPLC) and FRF 1.5 million (€228,674) in aggregate (for ESA) fixed by the shareholders in 1999, and are determined by the Board as a whole. In 2002 these comprised Board membership fees of £10,000 a year or €14,300 a year, Board and committee attendance fees (£1,000 or €1,430 per meeting) and an additional fee (£2,500 or €3,575) for the chairmanship of a Board Committee, where appropriate. Non-executive Directors do not participate in the annual bonus plan, the Deferred Units Plan, or the share option schemes. Their remuneration is not pensionable.

> DISCLOSURE OF DIRECTORS' REMUNERATION

Full details of the remuneration of Directors are set out on page 51. All Directors are Directors of EPLC and Directors or "Censeurs" of ESA. Total emoluments from whatever source are shown.

> ACCRUED PENSION BENEFITS OF THE CHIEF EXECUTIVE, RICHARD SHIRREFS

	31 December 2002 £	31 December 2001 £
Accrued pension per annum	9,072	6,996
Increase in accrued pension in 2002, per annum	2,076	–
Increase in accrued pension in 2002, per annum, excluding inflation	1,957	–
Transfer value of increase in accrued pension, excluding contributions by R. Shirrefs*	5,369	–
Transfer value of accrued pension**	47,311	47,036
Increase/(decrease) in transfer value of accrued pension, excluding contributions by R. Shirrefs	(4,562)	–

* Calculated on the basis of actuarial guidance note GN11.

** Transfer value has accumulated over a number of years and represents a liability of the fund, not the company.

> REMUNERATION AND SHARE OPTIONS OF THE TEN PERSONS WITH THE HIGHEST SALARIES

The ten persons with the highest salaries earned in 2002 (not including the Chief Executive) received the following remuneration in 2002 and held the following options at the end of the year:

Remuneration	£
Salaries	1,237,630
Benefits in kind	54,577
Bonus (in respect of 2002 payable in 2003)	348,095
Pension contributions	52,245
Total	**1,692,547**

Share Options

Date of grant	Chief Executive's options outstanding	Options outstanding of the ten other persons with the highest salaries	Exercise price £	Exercise price €	Exercise period
13 July 1994	–	48,214	2.24	2.91	13.07.1998-12.07.2004
11 April 1995	–	71,676	1.81	2.23	11.04.1999-10.04.2009
18 June 1999	359,554	1,410,852	0.95	1.46	18.06.2002-17.06.2009
17 September 1999*	23,114	50,850	0.73	–	01.11.2004-30.04.2005
24 November 1999	3,000	18,000	0.81	1.27	24.11.2002-23.11.2009
31 March 2000	244,654	880,593	0.76	1.24	31.03.2003-30.03.2010
16 March 2001	255,276	1,100,374	0.77	1.26	16.03.2004-15.03.2011
16 March 2001*	–	5,444	0.62	–	01.05.2006-31.10.2006
1 May 2002	820,895	1,589,071	0.67	1.09	01.05.2005-30.04.2012

C. Mackay does not hold any share options.

* Options granted under the ShareSave Plan.

No options were exercised during the year.

48,134 options granted on 6 November 1992 expired on 5 November 2002.

The highest market price of the Eurotunnel Unit during the year was 72.3p or €1.18, the lowest price was 38.0p or €0.60, and the price at the year-end was 38.3p or €0.60.

Directors' Remuneration

	Year ended 31 December 2002						Year ended 31 December 2001	
	Salaries	Fees	Benefits in kind	Bonus	Total emoluments excl. pension contributions	Pension contributions*	Total emoluments excl. pension contributions	Pension contributions
(Amounts in Sterling)								
EXECUTIVE DIRECTORS								
P. Ponsolle	–	–	–	–	–	–	546	–
P. Lazare	–	–	–	–	–	–	469,801**	12,285
R. Shirrefs	275,000	–	11,334	137,500	423,834	88,061	–	–
NON-EXECUTIVE DIRECTORS								
R.J. Chapman	–	25,500	–	–	25,500	–	24,500	–
V. Cox	–	24,000	–	–	24,000	–	9,000	–
K. Edelman	–	27,000	–	–	27,000	–	28,000	–
C. Green	–	25,500	–	–	25,500	–	26,500	–
C. Mackay	190,000	–	–	–	190,000	35,000	161,777	23,846
Lord Tugendhat	–	20,000	–	–	20,000	–	23,000	–
Total in Sterling	465,000	122,000	11,334	137,500	735,834	123,061	743,124	36,131
(Amounts in Euros)								
EXECUTIVE DIRECTORS								
P. Ponsolle	–	–	–	–	–	–	163,214	34,089
NON-EXECUTIVE DIRECTORS								
C. Cambier	–	4,491	–	–	4,491	–	39,911	–
M. Combes	–	32,784	–	–	32,784	–	35,635	–
Y. Déjou	–	32,784	–	–	32,784	–	28,508	–
F. Jaclot	–	12,829	–	–	12,829	–	–	–
P. Lagayette	–	27,083	–	–	27,083	–	31,359	–
C. Petruccelli	–	34,210	–	–	34,210	–	31,359	–
Baron de Wouters	–	39,198	–	–	39,198	–	43,475	–
Total in Euros	–	183,379	–	–	183,379	–	373,461	34,089
Total (expressed in Sterling)	**465,000**	**238,579**	**11,334**	**137,500**	**852,413**	**123,061**	**972,101**	**57,032**

* See note on Retirement Benefits on page 49.
** Including £240,532 in respect of early termination of service agreement.

Eurotunnel Share Price



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Eurotunnel London
FTSE 250
Indexed to 2 January 1998
1998
1999
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2002

> Sommaire

Comptes d'Eurotunnel SA (€)

Rapport de Gestion Eurotunnel SA

Société Anonyme au capital de 354 382 674 €
Siège social : 19, boulevard Malesherbes, 75008 Paris
RCS Paris B 334 192 408 - APE 741 J

> Activités et événements importants

L'activité d'ESA et de ses filiales porte principalement sur l'exploitation de la Liaison Fixe Transmanche, conformément aux dispositions du contrat de Concession signé avec les gouvernements français et britannique le 14 mars 1986.
Cette activité s'insère dans celle du Groupe Eurotunnel et, à ce titre, est commentée de façon plus détaillée dans la première partie du Rapport d'Activité du Groupe approuvé par le Conseil d'Administration.

> Développement et perspectives

Les développements prévus ou envisagés par votre Société, ses filiales, la société anglaise EPLC et ses filiales, ainsi que les perspectives d'avenir sont plus amplement détaillés dans le Rapport d'Activité du Groupe Eurotunnel et dans la lettre des Présidents d'ESA et d'EPLC, qui l'accompagne.

> Développement durable

Le rapport d'activité du Groupe présente des informations sociales et environnementales relatives à l'activité, principalement des Concessionnaires, ESA n'ayant en tant que société holding, pas d'activité opérationnelle ni de salariés.

> Résultat de l'exercice

L'exercice d'ESA, clos le 31 décembre 2002, fait apparaître une perte de 11 949 euros, qu'il est proposé d'affecter au report à nouveau.
Compte tenu de cette affectation, il ne sera pas procédé à la distribution d'un dividende ; aucun dividende n'a été distribué au titre des trois derniers exercices.
Les Comptes Combinés de 2002 font apparaître un bénéfice de 508 millions d'euros. Il est rappelé que eu égard à la structure du Groupe Eurotunnel, les Comptes Combinés sont les comptes consolidés d'ESA au sens de l'Arrêté du 22 juin 1999 portant homologation du règlement n° 99-02 du Comité de Réglementation Comptable sur les comptes consolidés.

> Structure du capital

Il est rappelé que chaque action et chaque bon de souscription de votre Société sont jumelés respectivement à une action et à un bon de la Société EPLC.

Le capital d'ESA est représenté par 2 362 551 164 actions entièrement libérées, de 0,15 € de nominal, et jumelées à un même nombre d'actions ordinaires d'EPLC, d'1 penny chacune, pour former des Unités. Ces Unités sont cotées à la Bourse de Paris, au Stock Exchange de Londres et à la Bourse de Bruxelles. Le cours de l'Unité a atteint 0,53 € à la Bourse de Paris, 33,75 pence au Stock Exchange de Londres et 0,53 € à la Bourse de Bruxelles, le 6 février 2003.

> Obligations Remboursables en Unités

En avril 1998, FM et EFL ont émis 645 161 300 Obligations Remboursables en Unités («ORU») à un prix de 6,97 F (1,06257 €) plus 0,70 £.
Le 11 mai 1999, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 6 mai 1999, il a été procédé au remboursement anticipé sur la base de 1 Unité pour 1,3 ORU, de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles.
Le 17 juillet 2002 en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 30 mai 2002, il a été procédé à un nouveau remboursement anticipé sur la base de 1,01 Unité pour 1 ORU de 275 547 040 ORU par émission de 278 302 491 Unités nouvelles. Par ailleurs il a été remboursé conformément au contrat d'émission des ORU, 123 467 ORU en numéraire avec une prime, avec le produit de l'exercice des Bons 2001 venus à expiration le 31 décembre 2001.
Les 181 382 196 ORU restantes sont remboursables le 31 décembre 2003 sur la base d'une obligation pour 1,01 Unité (sous réserve d'ajustement) sauf remboursement anticipé en Unités suivant les conditions stipulées dans le contrat d'émission ou anticipé en numéraire avec partie du produit de l'exercice des Bons 2003. Elles portent un coupon fixe à 4,45 %.

> Bons 2003

En 1998, il a été procédé à l'attribution gratuite aux actionnaires de :
• 919 553 419 bons de souscription (Bons 2003) à échéance du 31 octobre 2003. Trois Bons 2003 donnent droit de souscrire, à 1,02 Unité au prix de 1,02 € (6,70 F) plus 0,68 £.
Au cours de l'exercice 2002, 3 885 Bons 2003 ont été exercés conduisant à la création de 1 317 Unités. En conséquence, le nombre d'Unités pouvant être souscrites par exercice des 919 066 182 Bons 2003 encore en circulation est de 312 482 501.

> Options de souscription réservées aux salariés

L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.

Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.

Au cours de l'exercice 2002 et en vertu de ces dernières autorisations, il a été procédé :

- le 1er mai à une attribution à 463 bénéficiaires, d'options permettant de souscrire 7 460 518 Unités au prix de 1,09 € ou 0,67 £, entre le 1er mai 2005 et le 30 avril 2012, sous réserve de certaines conditions.
- le 1er mai dans le cadre du plan d'épargne salariale britannique, à l'attribution à 419 bénéficiaires, d'options permettant de souscrire 3 209 159 Unités au prix de 0,54 £, entre le 1er juin 2007 et le 30 novembre 2007.

Au cours de l'exercice 2002, aucune Unité n'a été créée par l'exercice d'options. Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 489 bénéficiaires de souscrire à 40 429 153 Unités à des prix se situant dans des fourchettes de 1,09 € à 2,91 € et de 0,54 £ à 2,24 £.

> Filiales

Au 31 décembre 2002, ESA détenait les participations suivantes :

- FM, société anonyme dont le capital a été réduit en 2002 de 337 742 100 € à 88 874 500 € : ESA détient 99,99 % du capital de FM.

FM est la société coconcessionnaire avec la société britannique The Channel Tunnel Group Limited de la Liaison Fixe Transmanche. FM est également la filiale française emprunteuse au titre des crédits bancaires. ESA, en tant que société mère, a pour mission de lever les fonds propres nécessaires au financement de l'activité de sa filiale.

- ESGIE, groupement d'intérêt économique dans lequel ESA détient directement 30 % des droits, a été constitué en novembre 1987. Il centralise et gère les services communs du Groupe Eurotunnel.

Il assure la gestion du personnel recruté en France et organise la fourniture de services au bénéfice des sociétés du Groupe.

- Trois sociétés par actions simplifiées portant la dénomination Eurotunnel Participations 1, Eurotunnel Participations 2 et Europorte dont le capital de 38 112 € est détenue à 99,96 % par ESA. Ces sociétés n'ont eu aucune activité en 2002.

> Actionnariat

A la connaissance des Administrateurs et sous réserve de ce qui suit, aucun actionnaire ne détient seul, directement ou indirectement, 5 % ou plus des actions d'ESA et d'EPLC.

Deux institutions financières, Oppenheimer Funds Inc et Merrill Lynch Investment Managers, agissant pour le compte de fonds et clients sous gestion, ont déclaré au cours de l'exercice 2002, comptabiliser chacune pour le compte de leurs clients, plus de 5 % des actions et droits de vote Eurotunnel. En décembre 2002, la société a été informée que la participation de Merrill Lynch Investment Managers était repassée sous le seuil de 5 %.

> Modalités d'exercice de la Direction Générale de la société

Le Conseil d'Administration dans sa séance du 19 juillet 2002 a décidé que la direction générale de la société resterait exercée par son Président.

> Informations concernant les Administrateurs et les dirigeants

La liste des mandats et fonctions exercés dans toute société, durant l'exercice écoulé, par chacun des mandataires sociaux figure en page 1 du présent document.

Les renseignements concernant leur rémunération ainsi que les avantages de toute nature versés par les sociétés du Groupe Eurotunnel figurent dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs et de l'Equipe de Direction en page 25.

Le mandat d'Administrateur du Baron Guy de Wouters vient à expiration à l'issue de la prochaine assemblée générale. Celui-ci n'ayant pas souhaité voir renouveler son mandat, il est proposé de nommer un nouvel Administrateur, Monsieur François Jaclot, actuellement Censeur de la société, pour une durée de 3 ans qui viendra à expiration à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice 2005. François Jaclot est Directeur Général chargé des Finances et des Systèmes d'Information du Groupe Suez.

> Conventions réglementées

Le Rapport Spécial des Commissaires aux Comptes donne le détail des conventions entre la Société et les sociétés ayant, avec elle, des dirigeants ou Administrateurs communs. Il inclut les conventions réglementées qui découlent des opérations financières réalisées au cours de l'exercice.

> Transfert du siège social

Le Conseil d'Administration, considérant que les locaux du siège social n'étaient plus adaptés aux besoins d'Eurotunnel a décidé de transférer le siège social de la société à compter du 1er août 2002 au 19 boulevard Malesherbes à Paris 8e. Il est en conséquence proposé aux actionnaires de ratifier, conformément à la loi, cette décision de transfert.

> Plan d'épargne d'entreprise

En 1999, un plan d'épargne d'entreprise a été mis en place pour les salariés des sociétés françaises du Groupe. Au 31 décembre 2002, 1 267 salariés avaient souscrit au Fonds Commun de Placement en Unités Eurotunnel qui détenait 1 817 510 Unités, soit 0,08 % du capital de la société.

Le 7 février 2003

Le Conseil d'Administration d'Eurotunnel SA

Rapport Général des Commissaires aux Comptes

Exercice clos le 31 décembre 2002

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2002 sur :

- le contrôle des comptes annuels de la société Eurotunnel SA, tels qu'ils sont présentés aux pages 60 à 66.
- les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le Conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

> Opinion sur les comptes annuels

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes, et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la Société à la fin de cet exercice.

> Vérifications et informations spécifiques

Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le Rapport de Gestion du Conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et à l'identité des principaux actionnaires vous ont été communiquées dans le Rapport de Gestion.

Fait à Paris, le 7 février 2003

PricewaterhouseCoopers Audit,

représenté par
H. Toth

KPMG Audit
Département de KPMG SA,
représenté par
J.P. Thill

Commissaires aux Comptes
Membres des Compagnies Régionales de Paris et de Versailles

Rapport Spécial des Commissaires aux Comptes sur les conventions réglementées

Exercice clos le 31 décembre 2002

En notre qualité de Commissaires aux Comptes de votre société, nous vous présentons notre rapport sur les conventions réglementées.

Il ne nous appartient pas de rechercher l'existence de conventions mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article L. 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vue de leur approbation.

En application du décret du 23 mars 1967, nous avons été informés que l'exécution des conventions suivantes, approuvées au cours d'exercices antérieurs, s'est poursuivie au cours du dernier exercice.

> Avances à la Société France Manche S.A.

Au 31 décembre 2002, le montant des avances sous forme d'avances actionnaire sans échéance et sans intérêt consenties à FM était de 1 340 millions d'euros.

> Contrat de Société en Participation

Le Conseil d'Administration a approuvé, le 13 août 1986, la signature d'un Contrat de société en participation qui a été signé le jour même par FM, CTG, ESA et EPLC. Ce contrat a été amendé par des avenants en date des 25 septembre 1986, 23 juillet et 14 octobre 1987.
Ce contrat prévoit que FM et CTG sont associées dans une société constituant une société en participation de droit français et un «partnership» de droit anglais, ayant pour objet l'exploitation et l'entretien de la Liaison Fixe Transmanche.
Aux termes de ce contrat, les coûts et dépenses supportés par FM et CTG aux fins de cette association sont partagés à parts égales entre FM et CTG, qui apportent à l'association les droits découlants et le bénéfice de tous les contrats et biens dont elles disposent en relation avec l'objet de l'association. FM et CTG partagent les bénéfices ou supportent les pertes de l'association à parts égales.

> Conventions de Crédit

Aux termes d'un contrat, «l'Owning Group Guarantee Agreement» en date du 4 novembre 1987, tel que modifié par avenants en date des 16 décembre 1987, 25 octobre 1990, puis réitéré le 13 février 1992, le 26 mai 1994, le 23 février 1996, le 7 avril 1998, le 18 janvier 1999 et le 11 juillet 2002 les sociétés du Groupe Eurotunnel, dont ESA, se sont toutes engagées solidairement à garantir le remboursement et le paiement de toutes les sommes dues par chacune d'elles au titre des contrats de financement décrits ci-dessous.

1. Contrat de Crédit en date du 4 novembre 1987 tel que modifié par avenants en date des 16 décembre 1987, et 25 octobre 1990 puis réitéré le 13 février 1992, le 26 mai 1994, le 23 février 1996, le 3 mars 1998, le 1er février 1999, le 9 avril 1999 et le 11 juillet 2002 entre notamment EFL, FM, EPLC, la Société en sa qualité de société mère du Groupe Eurotunnel, Crédit Lyonnais et HSBC Bank Plc (en tant qu'Agents), Crédit Lyonnais et HSBC Bank Plc (en tant que Banques Payeuses), les banques et institutions financières nommées audit contrat (les Banques), la BEI, la CECA et Citibank International plc aux termes duquel les banques ont mis à la disposition directement ou indirectement des sociétés du Groupe Eurotunnel, les crédits décrits ci-après.
a Un crédit au titre de la Dette Junior d'un montant initial de 2 879 millions d'euros et 1 607 millions de livres. La Dette Junior porte intérêt à un taux fixe de 5,28 % pour la partie libellée en euros et 7,03 % pour la partie libellée en livres. À partir de certaines dates situées autour du 31 décembre 2003, ce crédit portera intérêt à taux variable majoré de 1,25 %. En cas de défaut de paiement, après la période de Stabilisation, un intérêt supplémentaire sera dû sur les montants impayés. La Dette Junior est remboursable entre 2005 et 2025 mais pourra, à tout moment et sans pénalité, faire l'objet d'un remboursement anticipé en tout ou en partie. En cas de remboursement anticipé partiel, les échéances de remboursement de la Dette Junior seront réduites au prorata du montant remboursé par anticipation.
b Un Emprunt Tier 1A, composé de trois tranches, la première d'un montant de 335 millions de livres (soit 515 millions d'euros) et la seconde d'un montant de 285 millions de livres soit 438 millions d'euros), totalisant 620 millions de livres (soit 953 millions d'euros), qui seront amorties conjointement en deux paiements égaux effectués en 2027 et 2028 ; la troisième tranche de 120 millions de livres (soit 184 millions d'euros) sera amortie en une seule fois en 2026. L'Emprunt Tier 1A porte intérêt à taux fixe, jusqu'à sa date d'échéance, fixée pour ce qui est des deux premières tranches, à 6,645 % par an et pour ce qui est de la troisième tranche, à 8,16 % par an.
c Le Crédit à Taux Révisable d'un montant initial de 1 118 millions d'euros et 624 millions de livres. Jusqu'au 26 janvier 2004, ce crédit porte intérêt à un taux fixe de 5,28 % pour la partie libellée en euros et 7,03 % pour la partie libellée en livres. Par la suite, les intérêts seront déterminés en fonction du taux de rendement brut annuel des emprunts d'État appropriés français ou britannique selon le cas, de maturité équivalente, à taux fixe majoré de 0,5 % par an jusqu'à la fin de la période de Stabilisation et de 1,5 % l'an par la suite. En cas de défaut de paiement, après la période de Stabilisation, un intérêt supplémentaire, identique à celui de la Dette Junior, sera dû sur les montants impayés. Les tirages effectués au titre du Crédit à Taux Révisable devront être remboursés le 31 décembre 2050. Les tirages au titre du Crédit à Taux Révisable peuvent faire l'objet d'un remboursement anticipé sous certaines conditions.
d Un crédit au titre de la 4e Tranche d'un montant initial de 120 millions d'euros et 47 millions de livres. Ce crédit porte intérêt à taux fixe majoré de 1 %. Pour la partie en euros, ce taux sera révisé le 15 décembre 2003 pour une durée d'au moins quatre ans. La Dette 4e Tranche est remboursable entre 2006 et 2019.
e Un Crédit de Stabilisation, libellé en euros et en livres dont le montant, ajouté à celui de l'intérêt dû qui pourrait être différé sur les Obligations Remboursables en Unités, s'établit à un niveau équivalent à 1,85 milliard de livres, a été mis en place. Le Crédit de Stabilisation peut être utilisé, jusqu'à la fin de la période de Stabilisation, soit le 31 décembre 2005 ou avant sous certaines conditions, dans certaines circonstances, pour régler l'intérêt dû au titre de la Dette Junior et du Crédit à Taux Révisable, dans la mesure où l'intérêt ne pourra être réglé en numéraire. Ce crédit porte intérêt à taux zéro pendant toute la période de Stabilisation. Par la suite, le Crédit de Stabilisation portera intérêt à taux variable majoré de 1,25 %. En cas de défaut de paiement, après la période de Stabilisation, un intérêt supplémentaire, identique à celui de la Dette Junior, sera dû sur les montants impayés. Dans les 18 mois suivant la période à taux zéro, les crédits peuvent être convertis en émission obligataire à l'option d'Eurotunnel. Le remboursement de ce crédit sera échelonné entre le 15 mars 2018 et le 15 mars 2026. Les tirages effectués au titre du Crédit de Stabilisation peuvent faire l'objet, dans certaines conditions, d'un remboursement anticipé en Unités à concurrence du montant nécessaire pour restaurer les capitaux propres à un niveau au moins égal à la moitié du capital social ou restaurer le niveau de couverture de l'intérêt en 2006 et 2007.
Au 31 décembre 2002, les tirages au titre de la Dette Junior effectués par FM s'élevaient à 2 627 millions d'euros et les tirages effectués par EFL s'élevaient à 1 418 millions de livres après prise en compte des opérations de rachat et de refinancement partiel réalisées depuis la restructuration de 1998.
Au 31 décembre 2002, les tirages effectués par FM et EFL au titre de l'Emprunt Tier 1A s'élevaient aux montants mis à disposition.
Au 31 décembre 2002, les tirages au titre du Crédit à Taux Révisable effectués par FM s'élevaient à 488 millions d'euros et les tirages effectués par EFL s'élevaient à 233 millions de livres après prise en compte des opérations de rachat réalisées depuis la restructuration de 1998.
Au 31 décembre 2002, les tirages effectués par FM et EFL au titre de la Dette 4e Tranche s'élevaient aux montants mis à disposition.
Au 31 décembre 2002, les tirages au titre du Crédit de Stabilisation effectués par

FM s'élevaient à 252 millions d'euros et les tirages effectués par EFL s'élevaient à 180 millions de livres après prise en compte des opérations de rachat réalisées au cours de l'année. Ces montants excluent les intérêts différés sur les ORU qui s'élèvent à 116 millions d'euros et 76 millions de livres.
Tous les frais et honoraires de conseils et consultants engagés par les banques signataires des conventions de crédit, dans le cadre de la mise en place et de la gestion de cette convention, leur sont remboursés.
Aux termes d'une lettre d'instruction en date du 16 décembre 1987, telle que modifiée par avenants en date du 25 octobre 1990, du 23 février 1996 et réitérée conformément à l'avenant du 11 juillet 2002, la société Clemet («l'Emetteur») a émis une nouvelle lettre de garantie «La Lettre de Garantie Globale» en date du 7 avril 1998, modifiée le 18 janvier 1999 et réitéré le 11 juillet 2002 aux termes de laquelle l'Emetteur garantit le paiement de toutes sommes dues par les sociétés du Groupe Eurotunnel au titre du Contrat de Crédit dans la limite d'un plafond de 140% des avances consenties par les banques au titre du Contrat de Crédit, à l'exclusion des avances de stabilisation.

2. Contrat de Crédit Senior: autorisé en 1998 et conclu le 18 janvier 1999, tel que modifié le 9 avril 1999 et le 12 juillet 2002 entre FM et EFL, les Banques Senior, dont le Crédit Lyonnais et la HSBC Bank Plc, la BEI et la CECA aux termes duquel les Banques Senior se sont engagées à mettre à la disposition des sociétés du Groupe un crédit d'un montant de 141 millions d'euros et 140 millions de livres. Une partie de la dette senior (93 millions d'euros et 140 millions de livres) porte intérêt à taux variable majoré de 1%, le solde portant intérêt à taux fixe. L'échéancier de remboursement du Crédit Senior qui doit débuter le 15 juin 2009, est prévu pour assurer un remboursement intégral le 15 décembre 2012.
Au 31 décembre 2002, les tirages effectués par FM et EFL au titre du Contrat de Crédit Senior s'élevaient aux montants mis à disposition .
Tous les frais et honoraires de conseils et consultants engagés par les banques signataires, dans le cadre de la mise en place et de la gestion de cette convention, leur sont remboursés.
Aux termes d'une seconde lettre d'instruction en date du 26 mai 1994, telle que modifiée puis réitérée conformément à l'avenant du 7 avril 1998, modifiée le 18 janvier 1999 et conformément à l'avenant du 11 juillet 2002, la société Clemet («l'Emetteur») a émis une nouvelle lettre de garantie «Lettre de Garantie Senior» en date du 7 avril 1998, modifiée le 18 janvier 1999 et le 11 juillet 2002 aux termes de laquelle elle garantit le paiement de toutes sommes dues par les sociétés du Groupe au titre du Contrat de Crédit Senior dans la limite d'un plafond de 140% du montant des avances consenties par les banques au titre du Contrat de Crédit Senior.

3. En application de «l'Owning Group Guarantee Agreement», ESA est garante de toute somme due au titre des 181 382 196 Obligations Remboursables en Unités («ORU») émises par FM et EFL à un prix de 6,97 Francs (1,06257 euros) plus 0,70 livres, et demeurant en circulation à la suite notamment du remboursement anticipé de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles le 11 mai 1999 et du remboursement anticipé de 275 547 040 ORU par émission de 278 302 491 unités nouvelles le 17 juillet 2002. Les ORU portent intérêt sur leur montant en principal au taux de 4,45% l'an. Ces ORU sont remboursables le 31 décembre 2003 sur la base de une obligation pour 1,01 Unité, une obligation émise par FM sera remboursée par 1,01 action ESA et une obligation émise par EFL sera remboursée par 1,01 action EPLC. Un remboursement anticipé des ORU en Unités peut être effectué dans certaines circonstances. Un remboursement anticipé des ORU en numéraire pourrait être effectué, avec une partie du produit de l'exercice des Bons 2003, à leur valeur nominale augmentée d'une prime de remboursement.

4. En application de «l'Owning Group Guarantee Agreement» ESA est garante de toute somme due au titre des 423 570 Obligations Participantes émises par FM et EFL au prix de 1 508,18 euros et 1 000 livres, et demeurant en circulation à la suite des opérations de rachat depuis la restructuration de 1998. Ces obligations portent un coupon fixe de 1% l'an. A compter de la fin de la période de Stabilisation ces obligations ouvriront droit au paiement, en plus du coupon fixe, à un coupon variable égal à 23,3% du cash flow net disponible. Ces obligations seront remboursées au plus tard le 30 avril 2040. Ces obligations peuvent faire l'objet d'un remboursement anticipé ou rachat sur le marché avec annulation. Lorsque les obligations ont été partiellement remboursées par anticipation ou rachetées et annulées, le pourcentage utilisé pour le calcul du coupon variable est réduit de la même façon que l'est le montant en principal des Obligations Participantes émises.

5. En application de "l'Owning Group Guarantee Agreement", ESA est garante de toute somme due au titre des 56 Obligations de Stabilisation émises par FM le 25 juillet 2002, d'une valeur nominale de 1 000 euros chacune et des 32 Obligations de Stabilisation émises par EFL le 25 juillet 2002, d'une valeur nominale de 1 000 livres chacune. Ces Obligations de Stabilisation ont été attribuées aux titulaires d'ORU dont les intérêts différés devenaient exigibles le 25 juillet 2002 conformément aux dispositions du Contrat d'émissions des ORU. Elles porteront intérêt à compter du jour suivant la Date de Fin de la Période de Stabilisation à un taux et des périodes d'échéance tels que définis audit Contrat d'Émission. Elles seront remboursables (sauf cas de remboursement anticipé) sur une période commençant à courir le 15 mars 2018 et s'achevant le 15 mars 2026.

> Contrats relatifs aux Sûretés

Aux termes du «Contrat cadre de sûretés» signé le 16 décembre 1987, tel que modifié par avenants en date des 25 octobre 1990, 20 septembre 1991, 13 février 1992, 24 août 1992, 26 mai 1994, 23 février 1996, réitéré le 11 juillet 2002 et modifié par avenant le 1er février 1999 et le 9 avril 1999 entre les sociétés du Groupe Eurotunnel dont ESA, la société Clemet, le Crédit Lyonnais, et la HSBC Bank plc agissant tant comme Agents du Syndicat Bancaire que des Banques Senior et du prêteur Tier 1A, ESA s'est engagée à consentir des sûretés et garanties sur la plupart de ses biens et droits tels que décrits au contrat, au profit de Clemet en garantie de ses obligations et celles des autres sociétés du Groupe au titre des deux lettres d'instruction décrites ci-dessus, et au profit des Banques, Banques Senior ainsi que de tout nouveau prêteur autorisé.
Aux termes d'un contrat intitulé «Fourth English Debenture» en date du 7 avril 1998 conclu entre les sociétés du Groupe Eurotunnel dont ESA, le Crédit Lyonnais, la BNP, la National Westminster Bank plc et la HSBC Bank plc en qualité de «Relevant Agents» et The Law Debenture Trust Corporation plc en qualité de «Security Trustee», ESA s'est notamment engagée à étendre au profit des titulaires des Nouveaux Instruments, le bénéfice des sûretés anglaises consenties aux prêteurs aux termes des précédentes Debentures en date respectivement des 16 décembre 1987, 25 octobre 1990 et 26 mai 1994 telles qu'amendées.
Au 31 décembre 2002, les actions des filiales, la plupart des comptes bancaires et les bénéfices des contrats les plus importants étaient donnés en garantie.

Nous vous informons qu'il ne nous a été donné avis d'aucune convention conclue au cours de l'exercice et visée à l'article L. 225-38 du Code de Commerce, à l'exception des conventions ci-après.

CONVENTIONS N'AYANT PU ETRE AUTORISEES PAR VOTRE CONSEIL D'ADMINISTRATION

Nous vous présentons également notre rapport sur les conventions visées à l'article L. 225-42 du Code de Commerce.
Il nous appartient, sur la base des informations qui nous ont été données, de vous communiquer, outre les caractéristiques et les modalités essentielles de ces conventions, les circonstances en raison desquelles la procédure d'autorisation n'a pas été suivie.
Les conventions suivantes n'ont pu être autorisées par votre Conseil d'Administration parce que tous les administrateurs sont concernés du fait de la participation à ces conventions de plusieurs sociétés du groupe, et de l'interdiction faite dans ce cas par le Code de commerce de participer au vote sur l'autorisation sollicitée.

> Approbation de contrats liés à un projet de refinancement

Lors de sa séance du 15 mars 2002, le président a décrit à votre Conseil d'Administration une opération de refinancement dont les objectif principaux étaient les suivants :

1. le rachat à décote de participations dans le Crédit de Stabilisation et le Crédit à Taux Révisable, par voie d'appel d'offres ;
2. le refinancement partiel de la dette Junior (Tier 1) ;
3. le rééchelonnement de la dette Senior.

Le projet prévoyait que le financement de cette opération soit assuré au moyen de deux prêts respectivement en Euros et en Livres sterling, qui seront consentis à Eurotunnel par une société néerlandaise, indépendante du groupe, laquelle se financera par des émissions d'obligations en Euros et en Livres sterling. Le président a précisé à votre Conseil d'Administration que ce projet nécessitait la signature des documents suivants :

1. L'«engagement letter» adressée par votre société et Eurotunnel plc à Dresdner Bank AG London Branch, Dresdner Kleinwort Wasserstein-Grantchester, Inc, Dresdner Kleinwort Wasserstein Limited, Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, qui sont mandatées pour permettre au groupe Eurotunnel de réussir cette opération et le «dealer manager» agreement avec les banques d'affaires retenues précisant les droits et obligations de chacune des parties. Votre société s'est engagée, conjointement à Eurotunnel plc, à ce que ces sociétés perçoivent une rémunération, calculée selon certaines modalités, au titre de ces deux engagements en contrepartie de la réalisation des opérations de refinancement et de remboursement anticipé des ORU. Le montant reçu par ces sociétés a été de 19,3 millions de livres.

2. L'«Indemnity Letter» adressée conjointement par votre Société et Eurotunnel plc à certaines banques d'affaires, par laquelle, conformément à la pratique, elles s'engageront envers toutes ou certaines des banques d'affaires à indemniser ces dernières pour toute négligence de leur part, des sociétés du Groupe Eurotunnel ou de la société Tunnel Stabilisation and Resettable Advances Limited («TSARA»). Votre président a souligné que le montant de l'indemnité pouvant être payé au titre de l'«Indemnity Letter» n'était ni précisé ni limité.

Votre Conseil a constaté que les conventions qui lui étaient soumises étaient conformes à l'intérêt de la Société et, plus généralement, du groupe.

Tous les administrateurs étant communs à votre Société, à Eurotunnel plc, à France Manche SA et à The Channel Tunnel Group Limited, il a ensuite été constaté qu'ils étaient privés du droit de vote pour leur approbation.

En conséquence, le Président a constaté l'impossibilité dans laquelle se trouvait votre Conseil d'Administration de donner son autorisation préalable.

> Modification des conditions initiales des ORU

Lors de la séance du 19 avril 2002, le Président a attiré l'attention de votre Conseil d'Administration sur un projet de remboursement anticipé des ORU, dont la mise en œuvre nécessitait la modification des Termes et Conditions des ORU et qu'à ce titre, outre les autorisations requises par la loi des organes compétents des sociétés émettrices des obligations, il convenait de conclure certains contrats modifiant les conditions initiales des ORU, contrats auxquels la société est partie, à savoir :

1. un second avenant au «Trust Deed Agreement» («Second Supplemental Trust Deed») à conclure entre France-Manche SA et Eurotunnel Finance Limited d'une part, et le Note Trustee d'autre part, auquel toutefois la Société ainsi que Eurotunnel plc interviendront en qualité de garants, mais sans augmentation de leur engagement de garantie. Aux termes de ce contrat, il est opéré divers amendements aux «Terms and Conditions of the Equity Notes» (les conditions régissant les ORU), afin d'autoriser et mettre en place les mécanismes d'une offre de remboursement anticipé des ORU en Unités, d'autoriser le rachat des intérêts attachés aux ORU, à l'exclusion du principal, de permettre la représentation par un certificat nominatif des intérêts courus et non rachetés relatifs aux ORU qui seront remboursées par anticipation et diverses modifications permettant la prise en compte des porteurs de ces certificats dans les calculs de quorum et majorité nécessaires aux décisions soumises aux titulaires d'ORU. En outre, aux termes de ce contrat, la société s'engage à émettre les actions nécessaires au remboursement des ORU en Unités lorsque l'opération deviendra définitive ;

2. un second avenant à l'Agency Agreement, à conclure entre France-Manche SA et Eurotunnel Finance Limited de première part, la Société ainsi que Eurotunnel plc et les autres sociétés du groupe membres du «Owning Group» en qualité de garants de seconde part, le Note Trustee de troisième part et Crédit Agricole Indosuez en qualité de registrar et transfer agent de dernière part, aux termes duquel il est convenu du mécanisme permettant la représentation par un certificat nominatif des intérêts courus et non rachetés relatifs aux ORU qui seront remboursées par anticipation.

Le Président a ensuite rappelé que le projet de «Second Supplemental Trust Deed» modifiant le contrat d'émission des ORU dans les termes sus-indiqués, avait obtenu l'approbation du Note Trustee agissant pour le compte des titulaires d'ORU.

Votre Conseil d'Administration a procedé à l'examen détaillé de ces contrats et a constaté qu'ils étaient conformes à l'intérêt de la Société et, plus généralement, du groupe.

Il a ensuite été constaté que tous les administrateurs étant communs à la Société, à Eurotunnel plc, France Manche SA et à The Channel Tunnel Group Limited, ils étaient privés du droit de vote pour l'approbation de ces deux contrats.

En conséquence, le Président a constaté l'impossibilité dans laquelle se trouvait le Conseil de donner son autorisation préalable.

> Modification des contrats de prêts

Lors de sa séance du 30 mai 2002, votre Conseil d'Administration a examiné les projets de contrats ou de modification de contrats, relatifs à l'opération de refinancement dont les objectifs avaient été décrits lors de sa séance du 15 mars 2002, dont :

1. L'accord dénommé Umbrella Agreement, à conclure entre FM et EFL (en tant qu'Emprunteurs), la Société et EPLC (en tant que sociétés mères cotées), Crédit Lyonnais et HSBC Bank plc (en tant qu'Agents des prêteurs), Crédit Lyonnais et HSBC Investment Bank plc (en tant que Banques Payeuses), les Banques Junior, BEI, CECA, les Prêteurs Seniors et Citibank International plc et FLF2 (en tant que prêteurs successifs du Crédit Tier 1A) : ce contrat a pour objet de mettre en place les mécanismes qui seront utilisés pour parvenir à la réalisation du Projet ;

2. La Convention de Maintien et d'Extension de Sûretés à conclure entre FM, CTG et les autres sociétés du Groupe Eurotunnel dont la Société et Eurotunnel plc (en tant que Constituants), Clémet S.A. (en tant qu'Emetteur), Crédit Lyonnais et HSBC Bank plc (en tant qu'Agents au titre du Contrat-Cadre de Sûretés), par laquelle les parties conviennent d'étendre le bénéfice des sûretés et garanties existantes aux termes de la Lettre de Garantie Globale, du Contrat-Cadre de Sûretés et des Contrats Particuliers de Sûretés, à la garantie du paiement de l'ensemble des sommes dues au Prêteur Tier 1 A et/ou à Clémet ainsi que de confirmer le maintien des garanties et sûretés existantes au profit des Prêteurs et de Clémet ; En outre, les Constituants s'engagent à conférer au Prêteur Tier 1A une cession à titre de garantie portant sur des créances faisant l'objet de cessions de même nature, en cours de validité, au bénéfice des Prêteurs, ladite cession ne pouvant prendre effet que lorsque les Prêteurs auront renoncé aux cessions en cours de validité ;

3. Le Contrat de Crédit du 4 novembre 1987, modifié en dernier lieu le 9 avril 1999 («Credit Agreement») à réitérer entre EFL et FM (Emprunteurs), Eurotunnel plc et la Société (sociétés mères cotées), Crédit Lyonnais, HSBC Bank plc (en tant qu'Agents et Banques Payeuses), les Banques inscrites à la date de réitération sur le registre des transferts visé au paragraphe 35.3.6 dudit contrat), BEI et CECA ; cette réitération aura pour objet de convenir, conformément aux termes de l'Umbrella Agreement, de toutes les modifications nécessaires à l'effet de prendre en compte, en particulier, le remboursement partiel de la Dette Junior et l'annulation de partie des participations dans les Crédit à Taux Révisable et Crédit de Stabilisation suite à leur rachat, au moyen du nouveau financement consenti à Eurotunnel au titre du Crédit Tier 1A, ainsi que certains autres changements faisant partie du Projet ;

4. «L'Owning Group Guarantee Agreement» du 7 avril 1998, modifié à plusieurs reprises et à réitérer entre la Société, EPLC et les autres sociétés du Groupe Eurotunnel membres de l'Owning Group (en qualité de Garants), Crédit Lyonnais et HSBC Bank plc (en tant qu'Agents et Représentants des Prêteurs Seniors), Crédit Lyonnais et HSBC Investment Bank plc (en tant que Banques Payeuses et Banques Payeuses Senior), et Law Debenture Trustees Limited (en tant que Bond Trustee) : cette réitération, qui sera faite à la demande des Agents conformément à l'Accord entre les Prêteurs, a pour objet d'opérer les modifications nécessaires pour, en particulier, étendre la garantie de «l'Owning Group» au paiement des sommes dues par les Emprunteurs au titre du Contrat de Crédit Tier 1A ainsi que pour tenir compte du remboursement partiel de la Dette Junior existante et du rachat et de l'annulation de participations dans les Crédit de Stabilisation et Crédit à Taux Révisable ;

5. Septième Avenant au «Trust Deed» à conclure entre The Law Debenture Trust Corporation plc (en qualité de «Security Trustee»), Crédit Lyonnais et HSBC Bank plc (en tant qu'Agents Concernés, Agents des Banques et du Prêteur Tier

1A et Représentants des Prêteurs Seniors), FM, CTG, la Société, EPLC, EFL et les autres membres de «l'Owning Group», BEI, CECA et Law Debenture Trustees Limited (en tant que «Bond Trustee») : ce contrat a pour objet de modifier le contrat de trust (Consolidated Security Trust Deed) pour refléter les changements qui seront apportés aux sûretés suite au Projet et notamment le partage de toutes les sûretés françaises et anglaises entre tous les prêteurs, en ce compris le Prêteur Tier 1A, et, sous certaines réserves, les titulaires d'Instruments de Dette ;

6. Le «Consolidated Security Trust Deed» du 16 décembre 1987, tel qu'amendé et à réitérer entre la Société, EPLC et les autres sociétés du Groupe Eurotunnel membres du Owning Group, The Law Debenture Trust Corporation plc (en tant que «Security Trustee»), Crédit Lyonnais et HSBC Bank plc (en tant qu'Agents Concernés, Agents des Banques et du Prêteur Tier 1A et Représentants des Prêteurs Senior), BEI, CECA et Law Debenture Trustees Limited (en tant que «Bond Trustee»), conformément au Septième Avenant sus-relaté ;

7. Le Contrat de Partage de Sûretés, (Security Sharing Agreement) du 16 décembre 1987 tel que modifié, à réitérer entre FM et CTG (agissant tant en leur nom qu'au nom des autres sociétés membres du Owning Group (dont la Société)), Crédit Lyonnais et HSBC Bank plc (en tant qu'Agents, Représentants des Prêteurs Senior, Agents Concernés et Agents Français), Citibank International plc (en qualité d'émetteur de la Lettre de Garantie Citibank), BEI, CECA, et The Law Debenture Trust Corporation Plc (en qualité de Security Trustee) : cette réitération a pour objet d'apporter les modifications nécessaires pour tenir compte, en particulier, des droits du Prêteur Tier 1A et, le cas échéant, de Citibank International plc au bénéfice des sûretés consenties par les sociétés du Groupe Eurotunnel aux termes du Contrat-Cadre de Sûretés et des Lettres d'Instruction (en ce compris la Lettre d'Instruction Citibank International plc), ainsi qu'à l'obligation des mêmes de payer entre les mains du Security Trustee toutes les sommes à provenir de la réalisation des sûretés et de la mise en œuvre des Lettres de Garantie ;

8. Le Contrat-Cadre de Sûretés du 16 décembre 1987 tel que modifié, à réitérer, conformément à la Convention de Maintien et d'Extension des Sûretés, entre la Société, EPLC et les sociétés membres de l'Owning Group (en qualité de Constituants), Clémet S.A. (en tant qu'Emetteur), et Crédit Lyonnais et HSBC Bank plc (en tant qu'Agents des Banques, du Prêteur Tier 1A et des Banques Senior). Cette réitération a pour objet d'apporter les modifications nécessaires pour tenir compte, en particulier, des modifications apportées aux Lettres d'Instruction et Lettres de Garantie, aux accords de maintien de sûretés existantes et d'extension de l'endettement garanti à convenir aux termes de la Convention de Maintien et d'Extension de Sûretés sus-visée et de modifier, compte tenu des changements apportés par le Projet, les engagements des Constituants de consentir des sûretés et garanties sur certains de leurs biens et droits au profit de l'Emetteur, des Prêteurs (en ce compris le Prêteur Tier 1A), des Prêteurs Désignés et de Citibank International plc (dans la limite pour cette dernière de certaines sûretés seulement) ;

9. L'Avenant aux Lettres d'Instruction, à conclure entre d'une part la Société, EPLC et les autres sociétés membres de l'Owning Group, et d'autre part Clémet S.A. (en tant qu'Emetteur des Lettre de Garantie Globale et Lettre de Garantie Senior) aux termes duquel (i) les sociétés du Groupe Eurotunnel modifient leurs instructions à Clémet et les parties conviennent de modifier et réitérer la Première Lettre d'Instruction et la Lettre de Garantie Globale pour tenir compte du refinancement de partie de la Dette Junior au moyen du Crédit Tier 1A et étendre la garantie conférée par cette Lettre afin de garantir le prêt additionnel inclus dans le Contrat de Crédit Tier 1A, et (ii) les sociétés du Groupe Eurotunnel modifient leurs instructions à Clémet et les parties conviennent de modifier la Seconde Lettre d'Instruction et la Lettre de Garantie Senior pour tenir compte du report du calendrier de remboursement de la Dette Senior ;

10. La Première Lettre d'Instruction à re-émettre, conformément à l'Avenant aux Lettres d'Instruction sus-visé, par la Société, EPLC et les autres sociétés membres de l'Owning Group, à l'adresse de Clémet S.A., par laquelle les sociétés du Groupe Eurotunnel demandent à Clémet de re-émettre la Lettre de Garantie Globale au profit des Banques et du Prêteur Tier 1 A pour un montant en principal équivalent à un maximum de € 5 764 027 909,74 et £ 4 226 088 069,06, pour une durée expirant le 31 décembre 2033, en contrepartie de quoi les sociétés prennent l'engagement solidaire, indivisible, irrévocable et inconditionnel de verser à Clémet les sommes appelées à titre de garantie et s'engagent à lui consentir des sûretés conformément au Contrat-Cadre de Sûretés ;

11. La Seconde Lettre d'Instruction, réitérée le 7 avril 1998 et modifiée le 18 janvier 1999, adressée par la Société, EPLC et les autres sociétés membres de «l'Owning Group», à Clémet S.A., à modifier pour tenir compte, en particulier, du report de l'échéancier de remboursement de la Dette Senior et de l'extension corrélative jusqu'en 2017, des engagements de garantie pris par les sociétés du Groupe Eurotunnel envers Clémet S.A. aux termes de cette Lettre ;

12. La Lettre d'Instruction Citibank («Undertaking to Pay»), à adresser par la Société et les autres sociétés membres de «l'Owning Group» à Citibank International plc, aux termes de laquelle les sociétés du Groupe Eurotunnel donnent instruction à Citibank International plc d'émettre la Lettre de garantie Citibank en faveur de FLF2, à l'effet de garantir le paiement par les sociétés Eurotunnel des sommes dues au titre du Contrat de Crédit Tier 1A, soit, en principal, un montant maximum de £740 millions, en contrepartie de quoi, les sociétés du Groupe Eurotunnel s'engagent à payer intégralement à Citibank International plc, à première demande de celle-ci, toutes les sommes qui pourraient lui être réclamées au titre de la Lettre de garantie Citibank ; cet engagement des sociétés du Groupe Eurotunnel ne prendra fin qu'à complet paiement de la totalité des sommes dues par FM et EFL au titre du Contrat de crédit Tier 1A ;

Il a ensuite été constaté que tous les administrateurs étaient communs à la Société et à d'autres sociétés du Groupe Eurotunnel qui sont elles-mêmes parties à chacun de ces contrats. Votre Conseil d'Administration, après en avoir délibéré, s'est déclaré favorable à la signature de ces contrats mais a constaté qu'il était dans l'impossibilité de donner son approbation préalable sur ces contrats.

> Convention d'intégration fiscale

Lors de sa séance du 20 décembre 2002, le Président a rappelé à votre Conseil d'Administration qu'en décembre 1997 ESA avait notifié à l'administration française le renouvellement pour 5 ans de son option en faveur du bénéfice du régime de l'intégration fiscale institué par l'article 68 de la loi de finances pour 1988 et que, la période de 5 ans ayant expiré, il y avait lieu de renouveler à nouveau cette option pour 5 ans.

Les filiales intégrées sont France Manche, et les 3 sociétés par actions simplifiées, Eurotunnel Participations 1, Eurotunnel Participations 2 et Europorte.

La convention d'intégration fiscale prévoit que les charges d'impôts sont comptabilisées dans les comptes des sociétés intégrées comme en l'absence d'intégration fiscale et que les économies et pertes d'impôts réalisées par le Groupe sont comptabilisées chez la société mère et considérées comme un résultat immédiat de l'exercice.

Au moment de passer au vote, il a été constaté que tous les administrateurs étant communs à la société et à France Manche, ils sont privés du droit de vote. En conséquence, votre Conseil a constaté l'impossibilité dans laquelle il se trouvait de donner son autorisation préalable.

Nous avons effectué nos travaux selon les normes de la profession applicables en France; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Fait à Paris, le 7 février 2003

PricewaterhouseCoopers Audit,	KPMG Audit Département de KPMG SA,
représenté par H. Toth	représenté par J.P. Thill

Commissaires aux Comptes
Membres des Compagnies Régionales de Paris et de Versailles

Bilan

au 31 décembre 2002

	Références à l'annexe	Brut en euros	Dépréciations en euros	31 décembre 2002 Net en euros	31 décembre 2001 Net en euros
ACTIF					
IMMOBILISATIONS FINANCIÈRES					
Participations	3	1 821 551 192	1 704 030 751	117 520 441	117 520 441
Créances rattachées à des participations	4	1 340 083 398	–	1 340 083 398	1 047 295 380
Actif immobilisé		3 161 634 590	1 704 030 751	1 457 603 839	1 164 815 821
Avances et acomptes		–	–	–	33 581
Créances clients et comptes rattachés		953 488	–	953 488	688 693
Créances sur l'État et autres collectivités publiques		101 740	–	101 740	111 166
Groupe et associés	5	9 507 365	–	9 507 365	9 015 840
Autres créances		46	–	46	421 397
Disponibilités		919	–	919	268 386
Actif circulant		10 563 558	–	10 563 558	10 539 063
Total de l'actif		**3 172 198 148**	**1 704 030 751**	**1 468 167 397**	**1 175 354 884**
PASSIF					
Capital social	6			354 382 674	312 637 103
Primes d'émission	6			1 540 962 857	1 289 919 072
Réserve	6			5 102 987	5 102 987
Report à nouveau	7			(433 386 596)	(438 283 011)
Résultat de l'exercice				(11 949)	4 896 415
Capitaux propres				1 467 049 973	1 174 272 566
Concours bancaires courants				–	912
Groupe et associés	5			114 291	114 291
Avances et acomptes				–	–
Fournisseurs et comptes rattachés				755 174	779 895
Dettes fiscales et sociales				175 556	143 607
Autres dettes				72 403	43 613
Dettes*				1 117 424	1 082 318
Total du passif				**1 468 167 397**	**1 175 354 884**

* Part à plus d'un an : néant (2001 : néant).
L'annexe fait partie intégrante des comptes annuels.

Compte de résultat

de l'exercice 2002

	Références à l'annexe	31 décembre 2002 en euros	31 décembre 2001 en euros
PRODUITS D'EXPLOITATION			
Production vendue de services	8	3 086 022	11 758 209
Total produits d'exploitation		3 086 022	11 758 209
CHARGES D'EXPLOITATION			
Autres achats et charges externes	9	2 740 511	6 294 052
Salaires et charges		–	353 465
Impôts et taxes		83 598	14 337
Autres charges		218 859	155 766
Total charges d'exploitation		3 042 968	6 817 620
Résultat d'exploitation		43 054	4 940 589
PRODUITS FINANCIERS			
Intérêts et produits assimilés		217	1 713
Total produits financiers		217	1 713
CHARGES FINANCIÈRES			
(Gains)/pertes de change		10 220	11 586
Total charges financières		10 220	11 586
Résultat financier		(10 003)	(9 873)
Résultat exceptionnel		–	–
Impôt	10	45 000	34 301
Résultat de l'exercice		**(11 949)**	**4 896 415**

L'annexe fait partie intégrante des comptes annuels.

> Annexe

1 > Activités du Groupe et événements importants

ESA a été constituée en France le 30 octobre 1985, avec pour objet principal de prendre des participations dans des sociétés ayant directement ou indirectement pour objet la construction et l'exploitation de la Liaison Fixe Transmanche. Elle détient, à ce titre, la quasi-totalité du capital de FM, l'une des deux sociétés concessionnaires de la Liaison Fixe. Elle a, en outre, conclu, en 1986, avec FM, EPLC, et CTG, d'une part, un Contrat de société en participation qui prévoit la constitution d'Eurotunnel, société en participation entre FM et CTG, et d'autre part un Contrat de structure de sociétés qui prévoit notamment le «jumelage» des actions d'ESA et d'EPLC sous forme d'«Unités». Dans le cadre de ces accords, il est prévu de partager entre les sociétés françaises et britanniques les coûts et les produits des opérations liées à la conception, au financement, à la construction et à l'exploitation de la Liaison Fixe.

ESA, société holding du Groupe Eurotunnel en France, assure pour le compte des Concessionnaires les relations avec les actionnaires. Dans ce cadre, ESA inscrit au compte de résultat les prestations de personnel relatives à ses activités, qui lui ont été facturées par les sociétés du Groupe : ESGIE et ESL. ESA facture à FM sa prestation de relations actionnaires et autres prestations pour compte, qui s'élèvent en 2002 à 3 millions d'euros.

> EVÉNEMENTS IMPORTANTS DE L'EXERCICE

- Le 12 juillet 2002 Eurotunnel a annoncé la réalisation des offres relatives à sa dette et ses Obligations Remboursables en Unités («ORU») lancées en mars.

  L'offre sur la dette avait pour principal objectif le rachat d'une partie de la dette existante avec une importante décote par rapport à sa valeur faciale, au moyen d'une nouvelle émission d'obligations à long terme. Elle visait à permettre à Eurotunnel de :

  - réduire sa dette,
  - réduire sa charge annuelle d'intérêt,
  - allonger le profil de maturité de sa Dette Senior et d'une partie de sa Dette Junior,
  - accroître la part fixe ou plafonnée du coût de service de la dette,
  - supprimer la condition relative au niveau de cash flow d'exploitation.

  L'offre de remboursement anticipé des ORU visait quant à elle à réduire la charge d'intérêt sur 2002 et sur 2003.

  Suite à ces transactions, l'endettement d'Eurotunnel est réduit d'environ 686 millions d'euros et le Groupe enregistre un bénéfice exceptionnel de 681 millions d'euros en 2002. Sa charge d'intérêt est réduite de 54 millions d'euros pour l'exercice.

  Fixed-Link Finance 2 BV (FLF2) a émis 740 millions de livres (équivalent à 1 137 millions d'euros) d'obligations remboursables en 2026-2028, dont 620 millions de livres garanties par une compagnie d'assurance. Le produit de cette émission a été prêté par FLF2 à Eurotunnel et porte intérêt à des taux fixes allant de 6,645 % à 8,16 %. Ce nouvel emprunt (Tier 1A) a permis à Eurotunnel de :

  - racheter 1 291 millions d'euros de dette subordonnée au prix moyen de 43 % de sa valeur faciale, ce qui se traduit par une réduction de la dette nette de 681 millions d'euros,
  - refinancer au pair 528 millions d'euros de Dette Junior qui venait à échéance entre 2007 et 2012 par une nouvelle dette d'échéance 2026 à 2028,
  - *en parallèle la maturité de 357 millions d'euros de Dette Senior a été allongée* de 7 ans et reportée désormais à 2009-2012.

  Le taux d'acceptation de l'offre de remboursement anticipé des ORU supérieur à 60 % des ORU en circulation d'une valeur faciale de 977 millions d'euros, a permis une réduction de la charge d'intérêt d'Eurotunnel de 25 millions d'euros en 2002. Le rachat d'intérêts différés se traduit pour sa part par une réduction de dette de près de 5 millions d'euros.

  La réduction de la charge d'intérêt d'Eurotunnel de 54 millions d'euros en 2002 provient essentiellement, d'une part d'une réduction de 25 millions d'euros d'intérêts sur les ORU (à partir du 26 janvier 2002), et d'autre part, de 29 millions d'euros d'économie nette résultant de la différence de charge d'intérêt entre (i) la Dette Tier 1A et (ii) la dette rachetée. 26 millions d'euros de l'économie en 2002 est non récurrente.

  L'allongement de l'échéancier de remboursement de la dette ainsi que la réduction de la charge d'intérêt générée par le rachat de dette réduisent de façon significative le coût du service de la dette d'Eurotunnel au cours de la prochaine décennie. Aucun instrument de la dette d'Eurotunnel ne vient désormais à échéance avant 2006. Ces opérations financières ont en outre remplacé 1 824 millions d'euros de dette à taux variable par 1 137 millions d'euros de dette à taux fixe jusqu'en 2026-2028, réduisant ainsi considérablement l'exposition du Groupe aux variations de taux d'intérêt. En conséquence, plus de 80 % de la dette d'Eurotunnel porte intérêt à taux soit plafonnés soit fixes jusqu'à 2009.

- Eurotunnel plc a acquis auprès de Abbey National plc la totalité du capital social d'une société de leasing, Abbey National March Leasing (1) Limited («ANML»). Eurotunnel a conclu avec ANML une convention de cession de pertes fiscales reportables («Group Relief» suivant le droit britannique), générant un profit exceptionnel de 28 millions de livres.

  ANML est devenu Cheriton Resources 13 Limited le 6 janvier 2003.

Les autres événements importants de l'exercice 2002 et des premiers mois de 2003 sont décrits et détaillés dans le Rapport de Gestion du Groupe.

> RÉCLAMATIONS DES RÉSEAUX FERROVIAIRES

En vertu de la Convention d'Utilisation du 29 juillet 1987 entre les Réseaux Ferroviaires et Eurotunnel, les Réseaux doivent contribuer chaque année aux coûts d'exploitation d'Eurotunnel. Les Réseaux ont initié une procédure d'arbitrage sous la tutelle de la Chambre de Commerce Internationale au sujet du montant de leur contribution dans un premier temps, pour les années 1997 et 1998 et dans un second temps, pour les années 1999 à 2002.

Le Tribunal Arbitral a décidé, dans une sentence partielle rendue le 30 janvier 2003, que la demande des Réseaux au titre de 1997 et 1998 n'était pas recevable car forclose. Cette sentence a un caractère définitif et exécutoire. La recevabilité et le bien-fondé de la demande pour 1999 à 2002 restent à établir par le Tribunal Arbitral : elle doit faire l'objet d'une instruction séparée.

> RÉSULTAT DE L'EXERCICE

La perte de l'exercice ressort à 11 949 euros.

2 > Principes et méthodes comptables

Les comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique et conformément aux principes comptables généralement admis en France, et ceux décrits ci-après.

> CONTINUITÉ DE L'EXPLOITATION

Les Comptes ont été établis sur la base de la continuité de l'exploitation et suivant les modalités des contrats de crédit.

> ÉVALUATION DES TITRES DE PARTICIPATION

Les titres de participation sont évalués selon le principe de la quote-part des capitaux propres déterminés d'après les règles de consolidation. Toutefois, en ce qui concerne les titres de la société FM, leur valeur n'a pas été ajustée au 31 décembre 2002 compte tenu des perspectives d'avenir.

> VALEURS MOBILIÈRES DE PLACEMENT

Les valeurs mobilières de placement figurent au bilan pour leur coût d'acquisition. Lorsque leur valeur d'inventaire est inférieure à leur coût d'acquisition, une provision pour dépréciation est constituée du montant de la différence. Les postes «Valeurs mobilières de placement» et «Disponibilités» comprennent les intérêts courus à recevoir.

> CONVENTION FISCALE

La Convention fiscale signée par ESA prévoit que les charges d'impôts sont comptabilisées dans les comptes des sociétés intégrées, comme en l'absence d'intégration, et que les économies et pertes d'impôts réalisées par le Groupe sont comptabilisées chez la société mère et considérées comme un résultat immédiat de l'exercice.

3 > Participations

Au 31 décembre 2002, les titres de participation s'analysent comme suit :

(EN EUROS)	FM	ESGIE	AUTRES SOCIÉTÉS NON CONSOLIDÉES (b)
Capital	88 879 500	1 500	114 337
Autres capitaux propres (hors résultat de l'exercice)	58 317 210	–	–
Quote-part du capital détenu (en %)	99,9 %	30 %	99,9 %
Valeur comptable des titres détenus :			
brute : 1 821 551 192	1 821 436 451	450	114 291
nette : 117 520 441	117 405 700	450	114 291
Prêts et avances consentis par la société et non encore remboursés	1 340 083 398	–	–
Cautions et avals donnés par la société	(a)	(a)	(a)
Chiffre d'affaires hors taxes du dernier exercice écoulé	442 941 040	101 425 447	–
Résultat	214 359 200	–	–
Dividendes encaissés par la société au cours de l'exercice	–	–	–

(a) Ces informations sont mentionnées en note 13 de l'annexe.

(b) Les autres sociétés créées en 1998 n'ont pas eu d'activité pendant l'exercice et n'ont pas été consolidées.

4 > Créances rattachées à des participations

Le solde de ce poste correspond aux fonds mis à disposition de FM sans échéance et sans intérêt.

5 > Groupe et associés

(EN EUROS)	31 DÉCEMBRE 2002	31 DÉCEMBRE 2001
Créances		
EPLC	18 353	15 649
FM	9 489 012	9 000 191
Autres	(114 291)	(114 291)

Les comptes courants mentionnés ci-dessus ne sont pas porteurs d'intérêts.

6 > Capital social et primes d'émission

CAPITAL SOCIAL (ACTIONS ORDINAIRES)	
Au 1er janvier 2002	
2 084 247 356 actions à 0,15 €	312 637 103
Augmentation de capital :	
278 303 808 actions à 0,15 €	41 745 571
Au 31 décembre 2002	
2 362 551 164 actions à 0,15 €	354 382 674
PRIMES D'ÉMISSION	
Au 1er janvier 2002	1 289 919 072
Augmentation de capital	251 043 785
Au 31 décembre 2002	1 540 962 857
RÉSERVE*	
Au 1er janvier 2002	5 102 987
Au 31 décembre 2002	5 102 987

* Cette réserve non distribuable est la conséquence de la conversion du capital social d'ESA en euros.

a. Le 13 août 1986, un Contrat de structure de sociétés a été signé entre ESA, EPLC, FM et CTG qui prévoit, entre autres, que les actions d'ESA et d'EPLC seront «jumelées», de telle sorte qu'une action d'ESA et une action d'EPLC forment une «Unité». Les statuts d'ESA et les Articles of Association d'EPLC limitent les transferts d'actions aux transferts simultanés d'un nombre égal d'actions de chaque société.

b. L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.

Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.

Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au cours de l'Unité la veille du jour de l'attribution de l'option ou à la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur à 80% du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80% de la moyenne des cours de l'Unité à l'ouverture des 20 séances de la Bourse de Londres précédant la date d'attribution des options.

Au cours de l'exercice 2002 et en vertu de ces dernières autorisations, il a été procédé :

- le 1er mai à une attribution à 463 bénéficiaires, d'options permettant de souscrire 7 460 518 Unités au prix de 1,09 € ou 0,67£, entre le 1er mai 2005 et le 30 avril 2012, sous réserve que le cours de l'Unité ait augmenté d'un taux annuel supérieur d'au moins 4% à la moyenne de «the underlying UK Retail Price Index» et de l'indice mensuel des prix à la consommation hors tabac-ensemble des ménages au cours d'une période de trois ans minimum.
- le 1er mai dans le cadre du plan d'épargne salariale britannique, à l'attribution à 419 bénéficiaires, d'options permettant de souscrire 3 209 159 Unités au prix de 0,54£, entre le 1er juin 2007 et le 30 novembre 2007.

Au cours de l'exercice 2002, aucune Unité n'a été créée par l'exercice d'options.

Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 489 bénéficiaires de souscrire à 40 429 153 Unités selon les conditions suivantes :

Options de souscription

Date d'attribution	Unités restant à souscrire	Prix d'exercice €	Prix d'exercice £	Période d'exercice
13 juillet 1994	223 237	2,91	2,24	13.07.1998 au 12.07.2004
24 novembre 1994	47 601	2,56	2,05	24.11.1998 au 23.11.2004
11 avril 1995	381 244	2,23	1,81	11.04.1999 au 10.04.2005
18 juin 1999	7 128 928	1,46	0,95	18.06.2002 au 17.06.2009
17 septembre 1999*	3 628 771	–	0,73	01.11.2004 au 30.04.2005
24 novembre 1999	6 123 000	1,27	0,81	24.11.2002 au 23.11.2009
31 mars 2000*	1 261 016	–	0,61	01.05.2005 au 31.10.2005
31 mars 2000	4 235 422	1,24	0,76	31.03.2003 au 30.03.2010
16 mars 2001*	1 883 498	–	0,62	01.05.2006 au 31.10.2006
16 mars 2001	5 369 853	1,26	0,77	16.03.2004 au 15.03.2011
1er mai 2002*	2 819 311	–	0,54	01.06.2007 au 30.11.2007
1er mai 2002	7 327 272	1,09	0,67	01.05.2005 au 30.04.2012

* Attribution dans le cadre du plan d'épargne salariale britannique.

c. En 1998, il a été procédé à l'attribution gratuite aux actionnaires de :
919 553 419 bons de souscription (Bons 2003) à échéance du 31 octobre 2003. Trois Bons 2003 donnent droit de souscrire, compte tenu de l'ajustement intervenu suite à l'augmentation de capital de 1999, à 1,02 Unité au prix de 1,02 € (6,70 F) plus 0,68£.

Au cours de l'exercice 2002, 3 885 Bons 2003 ont été exercés conduisant à la création de 1 317 Unités. En conséquence, le nombre d'Unités pouvant être souscrites par exercice des 919 066 182 Bons 2003 encore en circulation est de 312 482 501.

d. En avril 1998, FM et EFL ont émis 645 161 300 Obligations Remboursables en Unités («ORU») à un prix de 6,97 F (1,06257 €) plus 0,70£.

Le 11 mai 1999, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 6 mai 1999, il a été procédé au remboursement anticipé sur la base de 1 Unité pour 1,3 ORU, de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles.

Le 17 juillet 2002, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 30 mai 2002, il a été procédé au remboursement anticipé sur la base de 1,01 Unité pour 1 ORU, de 275 547 040 ORU par émission de 278 302 491 Unités nouvelles.

Le 25 juillet 2002, en vertu des dispositions contractuelles applicables aux ORU, il a été procédé au remboursement d'un total de 123 467 ORU en numéraire avec une prime de 13,345% sur leur valeur nominale au moyen du produit de l'exercice des Bons 2001 ainsi qu'au remboursement d'un total de 78 844 € et 51 941£ d'Intérêts Différés relatifs aux ORU ainsi remboursées. Un total de 22 844 € et de 19 941 £ a été remboursé en numéraire. Le solde a été remboursé au moyen de l'émission par FM de 56 Obligations de Stabilisation en euros, chacune ayant une valeur faciale de 1 000 € et par EFL de 32 Obligations de Stabilisation en sterling, chacune ayant une valeur faciale de 1 000£, ceci constituant une émission d'Obligations de Stabilisation de 105 184 €.

Les 181 382 196 ORU restantes sont remboursables le 31 décembre 2003 sur la base d'une obligation pour 1,01 Unité, compte tenu de l'ajustement consécutif à l'augmentation de capital de décembre 1999, sauf remboursement anticipé en Unités suivant les conditions stipulées dans le contrat d'émission ou anticipé en numéraire avec partie du produit de l'exercice des Bons 2003. Elles portent un coupon fixe à 4,45 %.

7 > Report à nouveau

Conformément aux résolutions de l'Assemblée Générale du 30 mai 2002, le bénéfice de l'exercice 2001 a été inscrit en report à nouveau.

8 > Production vendue de services

Ce poste comprend le produit des prestations de services mentionnées en note 1 et facturées à FM.

9 > Autres achats et charges externes

Ce poste comprend principalement les charges afférentes aux prestations de services facturées par ESGIE et ESL, ainsi que les dépenses engagées pour le compte de FM.

10 > Résultat et situation fiscale

Au 31 décembre 2002, le résultat fiscal du Groupe intégré est un bénéfice de 226 millions d'euros ; le résultat fiscal d'ESA, hors intégration, est un bénéfice de 22 753 euros.

11 > Dirigeants sociaux

Le détail des rémunérations des dirigeants sociaux est indiqué au rapport du Conseil Commun sur la rémunération des Administrateurs du Groupe Eurotunnel.

12 > Unités, options et bons de souscription détenus par les administrateurs

Les Administrateurs suivants possédaient, à la fin de l'exercice*, des actions, bons, ou options de souscription de la Société :

	2002			2001
	Unités	Bons 2003	Options de souscription**	Unités
R. Chapman	20 000	5 000	–	20 000
M. Combes	1 400	–	–	1 400
V. Cox	1 000	–	–	1 000
Y. Déjou	10 681	150	–	10 681
K. Edelman	4 544	4 001	–	4 544
C. Green	17 387	7 301	–	17 387
F. Jaclot	5 000	–	–	–
P. Lagayette	11 366	49 001	–	11 366
C. Mackay	114 086	–	–	74 086
C. Petruccelli	19 152	5 001	–	9 152
R. Shirrefs	155 941	203 000	1 706 493	–
Lord Tugendhat	11 887	5 522	–	11 887
Baron de Wouters	1 818	1 600	–	1 818

* ou à la date d'entrée en fonction.

** voir détail des attributions ci-dessous.

Les rémunérations des Administrateurs sont décrites en page 25 dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs.

Il a été attribué à Richard Shirrefs, Administrateur dirigeant, des options lui permettant après ajustement de souscrire des Unités selon le tableau ci-dessous :

Options de souscription

Date d'attribution	Prix d'exercice en £	Période d'exercice	Options détenues
18 juin 1999	0,95	18.06.2002 au 17.06.2009	359 554
17 septembre 1999*	0,73	01.11.2004 au 30.04.2005	23 114
24 novembre 1999	0,81	24.11.2002 au 23.11.2009	3 000
31 mars 2000	0,76	31.03.2003 au 30.03.2010	244 654
16 mars 2001	0,77	16.03.2004 au 15.03.2011	255 276
1er mai 2002	0,67	01.05.2005 au 30.04.2012	820 895

* Options attribuées dans le cadre du plan d'épargne salariale britannique.

13 > Engagements et passifs éventuels

Conformément aux termes des Conventions de Crédit, les sociétés du Groupe Eurotunnel se sont engagées à consentir aux banques prêteuses des sûretés sur tous leurs actifs, droits et biens, autres que ceux détenus par EDL et OPL, CLL et les sociétés CRL.

En application des contrats de crédits, en cas de survenance d'un cas de défaillance, les Prêteurs seraient en droit dans certaines circonstances, d'exercer leurs droits de substitution tel que prévu dans la Concession d'Eurotunnel et d'exercer les sûretés qui leur ont été consenties aux termes des Conventions de Crédit.

Au 31 décembre 2002, les actions des filiales d'ESA et d'EPLC, la plupart des comptes bancaires, le matériel roulant réceptionné, les marques déposées et les bénéfices des contrats les plus importants ont été donnés en garantie selon le droit français. En droit anglais, tous les actifs, droits et biens appartenant aux sociétés du Groupe Eurotunnel, autres qu'EDL et OPL, CLL et les sociétés CRL, font l'objet d'une garantie globale. Certains terrains, constructions et bâtiments appartenant à différentes filiales du Groupe Eurotunnel, et situés en France ou en Angleterre, ont été donnés en garantie.

Résultat de la Société au cours des cinq derniers exercices

(EN EUROS)	2002	2001	2000	1999	1998
CAPITAL EN FIN D'EXERCICE					
Capital social	354 382 674	312 637 103	317 654 432	317 642 367	257 453 495
Nombre d'actions ordinaires existantes	2 362 551 164	2 084 247 356	2 083 676 484	2 083 597 339	1 688 784 219
Nombre maximal d'actions futures à créer par exercice de droits de souscription ou dont l'émission a été autorisée par l'Assemblée*	464 602 293*****	630 334 470****	684 101 156***	688 938 616***	742 052 268**
OPÉRATIONS ET RÉSULTATS DE L'EXERCICE					
Chiffre d'affaires hors taxes	3 086 022	11 758 209	3 636 192	5 153 466	5 223 522
Résultat avant impôts, participation des salariés et dotations aux amortissements et provisions	33 051	4 930 716	1 688 971	(16 141)	48 834
Impôts sur les bénéfices	*45 000*	*34 301*	*49 546*	*(914 311)*	*(1 282 493)*
Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	(11 949)	4 896 415	1 639 425	898 170	1 331 327
Résultat distribué	–	–	–	–	–
RÉSULTAT PAR ACTION					
Résultat après impôts, participation des salariés et avant dotations aux amortissements et provisions	ns	ns	ns	ns	ns
Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	ns	ns	ns	ns	ns
Dividende attribué à chaque action	–	–	–	–	–

* Voir note 6 des comptes d'ESA.

** En prenant pour hypothèse l'exercice de la totalité des Bons 2001 et 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 645 161 300 Obligations Remboursables en Unités.

*** En prenant pour hypothèse l'exercice de la totalité des Bons 2001 et 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 457 052 703 Obligations Remboursables en Unités.

**** *En prenant pour hypothèse l'exercice de la totalité des Bons 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 457 052 703 Obligations Remboursables en Unités.*

***** En prenant pour hypothèse l'exercice de la totalité des Bons 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 181 382 196 Obligations Remboursables en Unités.

> Contents

Eurotunnel PLC Group Consolidated Accounts (£)

Directors' Report

for the year ended 31 December 2002

The Directors submit their Report and the Accounts for the year ended 31 December 2002 for the Eurotunnel plc Group of companies (EPLC Group).

> Results

The results for the year are set out in the consolidated profit and loss account on page 72. Movements in reserves are described in note 20.
The Directors do not recommend the payment of a dividend.

> Activities

The principal activity of the EPLC Group is the operation and financing of a fixed link under the Channel between England and France under a Concession from the UK and French governments, the term of which is currently due to expire in 2086. The fixed link is operated jointly with the Eurotunnel SA Group of companies (ESA Group) under a partnership agreement. The EPLC Group and the ESA Group operate collectively as the Eurotunnel Group.

> Review of business developments and prospects

The development of the Eurotunnel Group's business and its prospects are described on pages 1 to 12 of the Summary Annual Report. The contents of this Annual Report and Accounts were approved by the Directors on 7 February 2003.
The Directors consider that it is appropriate for the accounts to be prepared on a going concern basis.

> Share capital

The issued shares and warrants of EPLC are, under the Corporate Structure Agreement with The Channel Tunnel Group Limited (CTG), Eurotunnel SA (ESA) and France Manche SA (FM), twinned respectively with the shares and warrants of ESA, the Company's counterpart in France. One share in EPLC and one share in ESA together constitute one "Unit".
It is these Units which are listed on the London Stock Exchange, the Bourse in Paris and the Bourse in Brussels. The 2003 Warrants are listed on the London Stock Exchange and the Bourse in Paris.
Details of shares, share warrants in issue and employee share options outstanding are described in note 18 to the accounts.

> Substantial interests

As at 7 February 2003, EPLC had been notified pursuant to section 198 of the Companies Act 1985 of no interest in 3% or more of its issued share capital.

> Directors

The Directors who served during the year were:

Date	Appointed	Retired
Christian Cambier*°	19 December 1997	11 February 2002
Roy Chapman*°	8 December 1995	
Michel Combes*°	13 October 2000	
Vivienne Cox*°	1 July 2001	
Yves Déjou*°	17 October 1997	
Keith Edelman*°	8 December 1995	
Chris Green*°	8 December 1995	
François Jaclot*°	19 July 2002	
Philippe Lagayette*°	5 February 1993	
Charles Mackay*°	17 October 1997	
Charles Petruccelli*°	27 June 1996	
Richard Shirrefs	1 January 2002	
Lord Tugendhat*°	10 June 1991	
Baron Guy de Wouters*°	29 November 1989	

* Non-executive
° Independent

The Board follows the recommendation of the Combined Code of the Committee on Corporate Governance that there should be a senior independent non-executive director, other than the Chairman, to whom concerns can be conveyed if required. The Board considers it helpful, given the bi-national nature of Eurotunnel, for there to be senior independent non-executive directors based in both the UK and France, and has accordingly nominated Lord Tugendhat and Baron Guy de Wouters respectively.
The Directors holding office at the date hereof are named on page 27 of the Report and Accounts. The beneficial, including family, interests of the Directors holding office at the end of the year in the share capital of the Company and its subsidiaries are shown in note 19 to the accounts.

> Directors' interests in contracts

The Board is not aware of any contract of significance (other than the service and consultancy contracts summarised on page 49 in relation to the Company or its subsidiaries in which any Director has any material interest.

> Employees and disabled persons

Within the EPLC Group there is close consultation between senior management and other employees on important matters with a view to keeping employees informed about the activities and position of the Group. The Eurotunnel Company Council provides a forum for consultation between the Company and employees of Eurotunnel Services Limited. The Company Council is an elected body consisting of 7 representatives and 6 deputies.

Details of the annual bonus share option and ShareSave schemes operated by the Group are set out in the Report of the Board on Directors' Remuneration on pages 48 and 49. These schemes help to promote the involvement of all employees in the future of the Group. It is Group policy to give full and fair consideration to the employment of disabled persons with suitable aptitudes and abilities. Full consideration is given to continuing the employment of staff who become disabled and to providing training and career development opportunities to disabled employees.

> Eurotunnel share option scheme

Note 18 to the Group accounts gives details of the options awarded in 2002 under the schemes approved at the Annual General Meeting in 1999. Options granted previously will remain valid until they lapse in accordance with the rules under which they were granted.

> Charitable/political donations

Charitable donations of £13,109 (2001: £17,121) were made by the EPLC Group during the year. No political donations were made (2001: £nil).

> Corporate governance

A full summary of the system of Corporate Governance at Eurotunnel, together with information on the internal control framework, is set out on pages 45 to 47. The report of the Board on Directors' Remuneration is set out on pages 48 to 51.

> Creditor payment policy

The Group's operating Companies, principally The Channel Tunnel Group Limited and France Manche SA, are responsible for agreeing the terms and conditions under which transactions with suppliers are conducted. It is Group policy that payments to suppliers are generally made in accordance with these terms and no specific payment code is followed. The Company had no material trade creditors at the year end.

> Annual General Meeting

The Annual General Meeting of the Company will be held on 15 May 2003 in Paris. Formal notices of the meetings and proxy forms will be sent out in April. The Auditors, KPMG Audit Plc, have expressed their willingness to continue in office and a resolution proposing their re-appointment will be submitted to the Annual General Meeting.

By Order of the Board
D. J. Leonard ACIS
Secretary

7 February 2003

Statement of Directors' Responsibilities

Applicable United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the members of Eurotunnel plc

We have audited the financial statements on pages 72 to 88. We are also required as part of the audit of the group to audit part of the information required to be disclosed in the Directors' Remuneration Report on pages 48 to 51. Those parts of the Directors' Remuneration Report that we have been required to audit are the directors' remuneration table on page 51, the share options description on page 48 and table and its footnotes on page 50, the amounts included within the deferred units plan on page 49, the amounts included within the retirements benefits on page 49 and the amounts included in payments to former directors on page 49.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

> Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 70 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards.

Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Eurotunnel Group is not disclosed.

We review whether the statement on pages 45 to 47 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Eurotunnel Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

> Basis of audit opinion

We have conducted our audit in accordance with UK Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the EPLC Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

> Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the EPLC Group as at 31 December 2002 and of the profit of the EPLC Group for the year then ended and the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London, 7 February 2003

Consolidated Profit and Loss Account

for the year ended 31 December 2002

	Notes	2002 £'000	2001 £'000
Turnover	2	288,556	270,996
Other operating income		25,327	25,727
Staff costs	3, 4	(79,117)	(74,935)
Depreciation and amounts written off tangible fixed assets		(59,161)	(57,693)
Exceptional write-offs	7	(24,809)	–
	9	(83,970)	(57,693)
Other operating charges		(75,418)	(74,485)
Operating profit	5	**75,378**	**89,610**
Profit on sale of assets and subsidiary undertakings		47,112	8,795
Profit on ordinary activities before interest and taxation		122,490	98,405
Interest receivable and similar income	6a	17,922	11,677
Interest payable and similar charges	6b	(184,724)	(174,219)
Exceptional profit on financial operations	7	221,582	127,731
Profit on ordinary activities before and after taxation and for the financial year	**17, 20**	**177,270**	**63,594**

Notes:
- The results in the Consolidated Profit and Loss Account in both the current and the previous year relate to continuing operations.
- There were no recognised gains and losses apart from those reported in the Profit and Loss Account for 2001 and 2002.
- The notes on pages 74 to 88 form part of these Consolidated Accounts.

Consolidated Cash Flow Statement

for the year ended 31 December 2002

	Notes	2002 £'000	2001 £'000
Net cash inflow from operating activities	26a	252,443	200,749
Returns on investments and servicing of finance	26b	(169,997)	(147,052)
Capital expenditure	26b	(7,218)	(23,942)
Cash inflow before financing		**75,228**	**29,755**
Financing	26b	41,116	(4,991)
Increase in cash in the period		**116,344**	**24,764**

The notes on pages 74 to 88 form part of these Consolidated Accounts.

Consolidated and Parent Company Balance Sheets

as at 31 December 2002

	Notes	Consolidated Balance Sheet 2002 £'000	Consolidated Balance Sheet 2001 £'000	Parent Company Balance Sheet 2002 £'000	Parent Company Balance Sheet 2001 £'000
FIXED ASSETS					
Tangible assets	9	4,326,607	4,390,719	–	–
Investments in Subsidiary Undertakings	8	–	–	7,284	27
Investment in Eurotunnel Services G.I.E. (ESGIE)	10	1	1	1	1
		4,326,608	4,390,720	7,285	28
CURRENT ASSETS					
Stocks	11	10,722	10,220	–	–
Debtors	12				
Debtors due after more than one year		628,476	114,183	–	–
Debtors due within one year		70,204	53,294	782,638	549,592
		698,680	167,477	782,638	549,592
Investments	13	195,668	68,100	–	–
Cash at bank and in hand		15,544	26,769	5	178
		920,614	272,566	782,643	549,770
CREDITORS - Amounts falling due within one year	14	(425,099)	(217,495)	(833)	(699)
Net current assets		495,515	55,071	781,810	549,071
Total assets less current liabilities		4,822,123	4,445,791	789,095	549,099
CREDITORS - Amounts falling due after more than one year	15	(3,742,183)	(3,744,267)	–	–
PROVISIONS FOR LIABILITIES AND CHARGES	16	(41,442)	(33,180)	–	–
Net assets		**1,038,498**	**668,344**	**789,095**	**549,099**
CAPITAL AND RESERVES					
Called up share capital	18	23,625	20,842	23,625	20,842
Share premium account	20	1,015,568	825,467	1,015,568	825,467
Profit and loss account	20	(695)	(177,965)	(250,098)	(297,210)
Equity shareholders' funds	22	**1,038,498**	**668,344**	**789,095**	**549,099**

The notes on pages 74 to 88 form part of these Consolidated Accounts. The accounts were approved by the Board of Directors on 7 February 2003 and signed on its behalf by R. Shirrefs, Director.

Notes to the Consolidated Accounts

1 > Accounting policies

a. Basis of accounting

The accounts have been prepared in accordance with applicable UK accounting standards up to and including FRS 19 "Deferred Tax", apart from those matters set out in Notes 1d, f and g, under the historical cost convention and on the going concern basis. The notes to the accounts include memorandum amounts disclosed in accordance with the second year transitional provisions of FRS 17 "Retirement Benefits". The Directors confirm, having made appropriate enquiries, that the Group has adequate resources to continue to operate for the foreseeable future.

b. Cost sharing

The Concession requires that the Eurotunnel Group shall share equally the cost price of the Project and all revenues and costs relating to the operation of the Fixed Link between the UK and French Companies.

- Concession fixed assets: All costs and revenues arising either directly or indirectly from the design, financing and construction of the Project were capitalised, and shared between CTG and FM, and shown as fixed assets. Adjustments are made within fixed assets to equalise the cost between the Concessionaires.
- Operating revenues and costs: All revenues and costs arising from the operation of the Concession are accounted for in the Profit and Loss Account of the partnership and shared equally between the Concessionaires. Revenues and costs arising in Eurotunnel Group companies which do not relate to the operation of the Concession are not subject to these sharing arrangements.

c. Consolidation

- The Consolidated Accounts incorporate the accounts of EPLC and all of its subsidiary undertakings. Hence the accounts deal only with the result and state of affairs of the Eurotunnel Group insofar as these are recorded in the books of those companies, including the cost sharing adjustments described above. Separate accounts for ESA and for its subsidiaries have been prepared.

The accounts of all companies are made up to 31 December annually.

The results of subsidiaries acquired are included in the Profit and Loss Account from the date of acquisition. On the acquisition of a subsidiary, fair values, reflecting conditions at the date of acquisition are attributed to the separable assets and liabilities acquired.

- EPLC has taken advantage of the exemption under the Companies Act 1985 section 230 not to publish a separate profit and loss account dealing with the results of the Company only (see note 21).

d. Related Party Disclosures

As explained in notes 1 and 2 to the Combined Accounts, EPLC, ESA and their subsidiaries collectively make up the Eurotunnel Group, the Combined Accounts being presented on pages 29 to 44 as if the Eurotunnel Group were a legal group. Accordingly, advantage has been taken of the exemption that would have been available under FRS 8 "Related party disclosures" if the Eurotunnel Group had been a legal group, and EPLC therefore a subsidiary. Consequently no additional disclosure has been given of transactions with other entities which are part of the Eurotunnel Group or investees of that group, qualifying as related parties of EPLC.

e. Turnover

Turnover comprises the value of sales of services and goods and rental income receivable in the normal course of business (excluding VAT). Turnover relating to travel services is recognised on the date of travel.

f. Tangible fixed assets and depreciation

Tangible assets are depreciated on a systematic basis in order to write down the costs of assets to their estimated residual value over their expected useful lives as follows:

Tunnels	Life of Concession
Terminals and related land	20 years - life of Concession
Fixed equipment	5 years - life of Concession
Rolling stock	30 - 40 years
Leasehold land and buildings	5 years – life of Concession
Freehold land	not depreciated
Plant, machinery, vehicles and office equipment	3 - 30 years

The expected useful lives of the Group's assets are kept under review and revised where necessary according to experience. Concession fixed assets depreciated over the life of the Concession are depreciated using a Unit of throughput method based on revenue. The annual depreciation is calculated on the net book value and is a function of the proportion of the actual revenue for the year to the total estimated revenue from the commencement of the year to the end of the Concession, adjusted for inflation.

The initial purchase cost of certain fixed assets (for example track), which require regular renewal during the course of the Concession, is depreciated using the method applied to non renewable Concession fixed assets. Renewal expenditure on these assets is charged to the Profit and Loss Account as incurred.

As all fixed assets will be written down to £nil at the end of the Concession, depreciation of the final renewal cost of renewable assets will be based on the residual duration of the Concession.

All other depreciation is calculated on a straight line basis.

Financial Reporting Standard 11 "Impairment of fixed assets and goodwill" (FRS 11) requires that any impairment be identified and measured by comparing the carrying value of fixed assets to the present value of projected cash flows using a market-based discount rate.

Eurotunnel plc is currently in a "stabilisation period" after the Financial Restructuring in 1998. In previous periods since FRS 11 was first introduced, Eurotunnel has not had access to capital markets in the usual way and interest which cannot be paid in cash may be settled by issuing Stabilisation Notes, which do not bear interest until 2006. In addition, Eurotunnel, being a single service concession company with highly dedicated fixed assets, is not able to reinvest its existing capital in alternative assets or services in order to improve stakeholder returns. In these circumstances, in previous periods since FRS 11 was first introduced, for the purposes of preparing the financial statements, the Directors have considered that identifying and applying a market-based discount rate was inappropriate and would not give a true and fair view of the state of affairs of the Eurotunnel plc Group. Instead, the Directors considered that the appropriate discount rate to be applied in any year was the internal rate of return implicit in the lower case financial projections used in the Financial Restructuring and published in the May 1997 prospectus.

Financial Reporting Standard 15 "Tangible Fixed Assets" (FRS 15) requires that an FRS 11 impairment review is undertaken annually where the estimated remaining useful economic life of the tangible fixed asset exceeds 50 years. Therefore an impairment review was carried out at 31 December 2001, using a discount rate (determined as referred to above) of 7.8%, on the basis of which there was no impairment.

Following the completion of the debt refinancing referred to in Note 15, the Directors consider that Eurotunnel has demonstrated that it has renewed access to the capital markets and that a market-based discount rate should now be applied. An impairment review has been undertaken, at 31 December 2002 using adjusted present value methodology and a market-based discount rate of 6%, on the basis of which there was no impairment.

g. Provisions

• Large scale maintenance

The Group is obliged by the terms of the Concession to maintain the assets which are necessary for the operation of the Fixed Link, in a good state of repair. Provision is therefore made for large scale maintenance, which covers the major expected maintenance costs other than regular maintenance and repairs expenditure, based upon a specific maintenance programme by asset categories.

• Provision for renewal of fixed assets

Provision for renewal is based upon the present value of the difference between the purchase or production cost and the estimated cost of the assets at the time of their renewal.

The above approach differs from that required by FRS 12 "Provisions, Contingent Liabilities and Contingent Assets". Under that standard, as the Group is obliged by the terms of the Concession to transfer all movable property and intellectual property rights necessary for the operation of the Fixed Link to the French and United Kingdom governments for no payment on expiry or, in certain circumstances, early termination of the Concession, provision is required to be made for the present value of that part of the renewal cost of renewable assets from which the Group does not expect to benefit. The policy described above, though different, does not give rise to a material difference in these accounts.

h. Current asset investments

Investments are stated at the lower of cost and market value.

i. Stocks

• Property

In respect of development work in progress, cost comprises the purchase price of property and land, development costs and, where appropriate, a proportion of associated overheads and attributable financing costs.

• Stock

Stocks are stated at the lower of cost and net realisable value and include non repairable spares. Repairable spares are included in the fixed assets category to which they relate. Slow moving stock items are subject to a provision for obsolescence.

j. Foreign exchange

Transactions in foreign currencies are converted into £ at the rate of exchange ruling at the date of the transaction except where foreign exchange contracts have been entered into. Monetary assets and liabilities denominated in foreign currencies are translated at the rate ruling at the balance sheet date. Exchange differences are dealt with in the Profit and Loss Account.

k. Deferred taxation

In accordance with FRS 19 "Deferred Tax", deferred taxation is fully provided and on a non discounted basis at expected future corporation tax rates in respect of timing differences between profits computed for taxation and accounts purposes.

l. Financial instruments – hedging of interest rate and currency risks

The income and costs relating to interest rate swap and interest rate option transactions are recorded in the Profit and Loss Account at their net cost on a time-apportioned basis over the period of the hedging contract.

Balances denominated in foreign currencies are not revalued insofar as matching currency options, swaps or forward foreign exchange contracts have been secured in equivalent currencies. The premiums relating to these contracts are taken to the Profit and Loss Account on a time apportioned basis over the term of the hedging contract. The accrued income and costs (interest and exchange differences) are apportioned to the Profit and Loss Account on a time basis.

m. Pension costs

The Group operates two pension schemes providing defined benefits based on final pensionable pay. The assets of the schemes are held separately from those of the Group. Contributions to the schemes are charged to the Profit and Loss Account so as to spread the cost of pensions over the employees' working lives with the Group.

n. Earnings per share

FRS 14 applies to companies whose shares are publicly traded. As the EPLC shares cannot be publicly traded in themselves but only as part of a Unit, the disclosure requirements apply to the combined earnings per Unit, which is disclosed on page 44.

o. Employee share schemes

With respect to the Inland Revenue approved ShareSave scheme, the company has taken advantage of the exemption under UITF 17 and not charged the costs of such awards against profits.

2 > Turnover

In the opinion of the Directors the EPLC Group operates one class of business, that is the provision of transportation services between the UK and France and ancillary activities thereto. Turnover may be analysed by source as follows:

£'000	2002	2001
Shuttle Services	168,314	154,132
Railways	109,873	105,141
Retail and other	10,369	11,723
	288,556	**270,996**

All income is derived from the operation of the Channel Tunnel and therefore both originates in and is destined for either the UK or France.

3 > Staff numbers and costs

a. The average number of persons (including Directors) employed by the EPLC Group (all of whom were employed in the UK or France) analysed by areas was:

	2002	2001
Shuttle services	1,036	1,070
Technical services	283	299
Finance and other	139	159
	1,458	**1,528**

b. Total staff costs (including Directors' remuneration) comprise:

£'000	2002	2001
Salaries and wages	34,511	34,011
Social security costs	2,694	2,780
Other pension costs	3,535	3,427
Other staff costs	1,568	1,792
	42,308	42,010
Staff seconded by ESGIE	33,018	28,965
	75,326	70,975
Staff seconded from third parties and temporary personnel	3,791	3,960
	79,117	**74,935**

Staff costs comprise amounts charged to EPLC Group companies in accordance with the cost sharing arrangements and therefore do not necessarily relate directly to the staff numbers disclosed in note 3a above.

4 > Directors' remuneration

All Directors are Directors of both EPLC and ESA (except for F. Jaclot who for the time being is a "Censeur" of ESA under French law). The total remuneration of these Directors, from whatever source, in relation to the Eurotunnel Group is set out in the Report of the Board on Directors' Remuneration on pages 48 to 51.

5 > Operating profit

Operating profit is stated after charging :

£'000	2002	2001
Auditors' remuneration for annual audit	185	145
Amounts paid under operating leases:		
Land and Buildings	238	162
Plant and machinery	660	908

Fees during the year for other services provided by the UK auditors, KPMG Audit Plc, and their associates in connection with their work as auditors were £616,000 (total non-audit fees for 2001: £424,000). The Group's policy with regard to Auditors' fees is set out in the Statement on Corporate Governance on page 46. The audit fees of the Company were borne by another Group company.

6 > Interest

a. Interest receivable and similar income

Interest receivable and similar income includes interest receivable of £15,644,000 (2001: £6,909,000) and a gain on exchange of £2,278,000 (2001: £4,768,000).

b. Interest payable and similar charges:

£'000	2002	2001
Payable on bank loans and overdrafts	170,550	172,148
Loan commitment fees and bank expenses	1,424	1,781
Exchange differences	12,750	290
Interest payable and similar charges	184,724	174,219

7 > Exceptional items

The Group has carried out over several years a rolling stock simplification programme. This was completed in 2002 and, together with the write-off of other equipment which has been replaced, has resulted in a total write-off of £25 million. The exceptional profit of £222 million on financial operations was principally generated by the operations completed in July 2002 and described in Note 15c.

8 > Investments in subsidiary undertakings

a. Shares in subsidiary undertakings of EPLC at cost

£'000	2002	2001
At 31 December	7,284	27

On 20 December 2002, Eurotunnel acquired Abbey National March Leasing (1) Limited (subsequently renamed Cheriton Resources 13 on 6 January 2003). The book value and the adjusted fair value of the assets and liabilities and the consideration paid are given in the table below:

£million	Book value	Fair value adjustment	Fair value
Assets	451	(65)	386
Liabilities	(431)	105	(326)
Net Assets	20	40	60
Consideration			60

Subsequent to acquisition, Abbey National March Leasing (1) Limited paid a dividend of £60 million to Eurotunnel resulting in a net cash flow on acquisition of £nil.

Eurotunnel acquired two further leasing companies, Cheriton Resources 11 Limited and Cheriton Resources 12 Limited. The Group paid £nil to acquire net assets of £nil, that included £198 million of finance lease receivables and £198 million of bank loans.

b. The subsidiary undertakings of EPLC:

	Class of share	Percentage of share capital owned by: Company	Subsidiaries	Country of registration
The Channel Tunnel Group Limited	Ordinary	100	–	England
Eurotunnel Finance Limited	Ordinary	79	–	England
Eurotunnel Developments Limited	Ordinary	100	–	England
Eurotunnel Services Limited	Ordinary	–	75	England
Eurotunnel Trustees Limited	Ordinary	–	100	England
Le Shuttle Holidays Limited	Ordinary	–	100	England
Orbital Park Limited	Ordinary	–	100	England
Gamond Insurance Company Limited	Ordinary	–	100	Guernsey
Cheriton Resources 1 Limited	Ordinary	100	–	England
Cheriton Resources 2Limited	Ordinary	100	–	England
Cheriton Resources 3 Limited	Ordinary	100	–	England
Cheriton Resources 5 Limited	Ordinary	100	–	England
Cheriton Resources 6 Limited	Ordinary	100	–	England
Cheriton Resources 10 Limited	Ordinary	–	100	England
Cheriton Resources 11 Limited	Ordinary	–	100	England
Cheriton Resources 12 Limited	Ordinary	–	100	England
Cheriton Resources 13 Limited*	Ordinary	–	100	England
Cheriton Leasing Limited	Ordinary	100	–	England

The remaining ordinary shares in EFL and ESL are held by companies in the ESA Group.

The business of CTG is the design, construction and operation of the Project under the terms of the Concession.

The business of EFL is the provision of finance to other Eurotunnel Group companies.

The business of EDL and its subsidiary OPL is the development of property not directly within the Concession area.

The business of ESL is the employment of staff whose services are utilised by the Eurotunnel Group.

The business of ETRL is the operation of the Group's deferred bonus plan.

The business of LSH was the sale of package holidays. This activity ceased in October 1998.

The business of GICL is the provision of terrorism insurance cover to Eurotunnel.

The business of the CRL Companies, and of CLL is leasing.

In addition Tunnel Junior Debt Holdings Ltd, Fixed-Link Finance BV, Tunnel Stabilisation And Resettable Advances Ltd and Fixed-Link Finance 2 BV have been treated as quasi subsidiaries and have therefore been consolidated for the reasons described in Note 15.

* Formerly Abbey National March Leasing (1) Limited.

9 > Tangible fixed assets

£'000 Group	Concession assets: Assets in course of construction	Tunnels	Terminals and related land	Fixed equipment	Rolling stock	Other concession land and property	Plant, machinery, office equipment	Freehold land and buildings*	Total
COST									
At 1 January 2002	42,735	2,179,931	639,056	1,139,982	691,300	49,579	102,433	5,924	4,850,940
Additions	4,354	–	3,377	4,708	3,019	126	5,003	–	20,587
Disposals	–	–	(103)	(17,585)	(21,072)	(1,394)	(7,706)	–	(47,860)
Reclassification	(33,088)	–	9,298	7,625	16,165	–	–	–	–
At 31 December 2002	14,001	2,179,931	651,628	1,134,730	689,412	48,311	99,730	5,924	4,823,667
DEPRECIATION									
At 1 January 2002	–	38,961	30,209	200,763	123,118	11,724	54,382	1,064	460,221
Charged in the period	–	4,325	4,191	27,333	33,623	1,431	12,930	137	83,970
Released on disposals	–	–	(2)	(17,585)	(20,672)	(1,261)	(7,611)	–	(47,131)
At 31 December 2002	–	43,286	34,398	210,511	136,069	11,894	59,701	1,201	497,060
NET BOOK VALUE									
At 31 December 2002	**14,001**	**2,136,645**	**617,230**	**924,219**	**553,343**	**36,417**	**40,029**	**4,723**	**4,326,607**
AT 31 DECEMBER 2001	**42,735**	**2,140,970**	**608,847**	**939,219**	**568,182**	**37,855**	**48,051**	**4,860**	**4,390,719**

* Included in freehold land and buildings at cost is the cost of freehold land amounting to £3,173,200 (2001: £3,173,200) which is not depreciable.

In the UK, the Government has required CTG to transfer to it the title to freehold land and property acquired for the purpose of construction and operation of the Project, and in exchange has granted leases for the duration of the Concession. In France, all immovable assets within the Concession area are the property of the French State and will revert to it on the expiry of the Concession period. On the expiry of the Concession period, the leases granted in the UK will come to an end and the interests of the Concessionaires in all movable property and intellectual property rights necessary for the construction and operation of the Project will become the joint property of the two states. Fixed assets at cost at 31 December 2002 include capitalised interest of £959,249,000 (2001: £969,307,000).

The market value of freehold land and buildings does not differ substantially from the book value.

10 > Fixed asset investments

£'000	EPLC Group 2002	EPLC Group 2001	Company 2002	Company 2001
Interest in ESGIE at cost	1	1	1	1

EPLC is a member of ESGIE in which it has a 20% direct interest plus a 27.9% interest through its subsidiaries. The business of ESGIE, which is a "Groupement d'Intérêt Economique" (G.I.E.), is the employment of staff whose services are utilised by the Eurotunnel Group and it has net assets of approximately £1,000. A G.I.E. is an organisation incorporated under French law with a separate legal personality. It has certain similarities with a partnership formed under English law.

11 > Stocks

£'000	EPLC Group 2002	EPLC Group 2001	Company 2002	Company 2001
Spare parts	3,130	2,736	–	–
Development work in progress	7,592	7,484	–	–
	10,722	**10,220**	–	–

Development work in progress at 31 December 2001 includes capitalised interest of £946,594 (2001: £970,880).

12 > Debtors

£'000	EPLC Group 2002	EPLC Group 2001	Company 2002	Company 2001
DUE AFTER MORE THAN ONE YEAR				
Other financial debtors	595,720	81,427	–	–
Prepayments and accrued income (note 15e)	32,756	32,756	–	–
	628,476	114,183	–	–
DUE WITHIN ONE YEAR				
Trade debtors	21,646	20,352	–	–
Amounts owed by EPLC subsidiary undertakings	–	–	781,680	549,204
Amounts owed by ESA Group undertakings	3,367	2,423	–	20
Other debtors	7,221	4,839	958	368
Other financial debtors	34,706	18,669	–	–
Prepayments & accrued income	3,264	7,011	–	–
	70,204	53,294	782,638	549,592
Total debtors	**698,680**	**167,477**	**782,638**	**549,592**

Amounts owed by EPLC subsidiary undertakings and ESA Group undertakings have no fixed repayment dates. In the parent company balance sheet, the amount owed by EPLC Group companies has been provided for to the extent of the loss reported by CTG during the operational period.

Eurotunnel has purchased six leasing companies in the UK. These companies had debt outstanding of £630 million at 31 December 2002 (2001: £100 million). The increase of £530 million is due to the purchase of three leasing companies during the year. This debt is fully secured on lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value for a proportion of its tax losses by the future surrendering of such losses by way of group relief to the leasing companies. During the year Eurotunnel acquired ANML, a leasing company, from Abbey National plc. Eurotunnel has concluded a group relief agreement with ANML and as a result of this has generated a £28 million gain. The transaction is being financed by £386 million of bank borrowings. The borrowings are secured on the lease receivables due to ANML with no recourse to any other company of the Eurotunnel Group. The assets of ANML, at fair value, are £386 million of finance leases. ANML was renamed Cheriton Resources 13 Limited on 6 January 2003.

13 > Current asset investments

Current asset investments relate to short term certificates of deposit and other deposits with varying maturity dates, which are repayable on demand.

14 > Creditors – amounts falling due within one year

£'000	EPLC Group 2002	EPLC Group 2001	Company 2002	Company 2001
Equity Notes	126,968	–	–	–
Senior debt	–	35,000	–	–
Bank overdrafts	–	1	–	–
Trade creditors	8,726	9,051	46	73
Amounts due to EPLC subsidiary undertakings	–	–	86	102
Amounts due to ESA Group undertakings	8,022	4,980	62	9
Other creditors including taxation and social security	11,315	7,931	161	110
Other financial creditors (see Note 12)	34,706	18,669	–	–
Accrued interest on bank loans and Loan Notes	152,391	71,632	–	–
Other accruals and deferred income	37,285	26,977	478	405
Trade cash advances	45,686	43,254	–	–
	425,099	**217,495**	**833**	**699**

Accrued interest shown above includes interest on Senior Debt which is settled in cash and interest on restructured Junior Debt which is settled as described in Note 15.

Bank overdrafts are repayable on demand.

Trade cash advances represent principally advance payments from the railways under the minimum usage charge clause of the Railway Usage Contract.

15 > Creditors – amounts falling due after more than one year

£'000	EPLC Group		Company	
	2002	2001	2002	2001
Loan Notes	1,595,652	1,243,579	–	–
Bank loans	1,512,328	2,043,168	–	–
Other loans	2,901	2,750	–	–
Amounts due to ESA Group undertakings	32,789	369,802	–	–
Other financial creditors(see Note 12)	595,720	81,427	–	–
Deferred income	2,793	3,541	–	–
	3,742,183	**3,744,267**	**–**	**–**

a. Analysis of Loan Notes and bank loans

£'000 Group	31 December 2001	Debt due in 2003	Debt no longer due in 2003	Reduction of debt and cancellation of interest	Issue of new debt	Interest not paid in cash*	31 December 2002
LOAN NOTES							
Equity Notes	319,937	(126,968)	–	(192,969)	–	–	–
Participating Loan Notes	423,570	–	–	–	–	–	423,570
Deferred interest account	68,022	(68,022)	–	–	–	–	–
Stabilisation Notes	–	–	–	32	–	–	32
EFL Loan Notes	811,529	(194,990)	–	(192,937)	–	–	423,602
Guaranteed Notes	232,000	–	–	–	–	–	232,000
Senior Notes	200,000	–	–	–	–	–	200,000
Senior Subordinated Notes	50	–	–	–	–	–	50
Fixed-Link Finance BV Loan Notes	432,050	–	–	–	–	–	432,050
Guaranteed Notes	–	–	–	–	620,000	–	620,000
Class A Notes	–	–	–	–	120,000	–	120,000
Fixed-Link Finance 2 BV Notes	–	–	–	–	740,000	–	740,000
Total Loan Notes	**1,243,579**	**(194,990)**	**–**	**(192,937)**	**740,000**	**–**	**1,595,652**
BANK LOANS							
Senior and 4th Tranche debt	152,000	–	35,000	–	–	–	187,000
Junior Debt	1,074,282	–	–	(162,542)	–	–	911,740
Resettable Advances	534,441	–	–	(301,233)	–	–	233,208
Stabilisation Advances	282,445	–	–	(126,048)	–	23,983	180,380
Total EFL Bank Loans	**2,043,168**	**–**	**35,000**	**(589,823)**	**–**	**23,983**	**1,512,328**

* Interest includes interest incurred during the period less interest paid in cash, or interest settled using the Stabilisation Facility.

b. Analysis of amounts falling due after more than one year

£'000 GROUP	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	MORE THAN 5 YEARS	TOTAL
Equity Notes	–	–	–	–
Participating Loan Notes	–	–	423,570	423,570
Stabilisation Notes	–	–	–	–
Deferred Interest Account	–	–	32	32
EFL loan notes	–	–	423,602	423,602
Guaranteed Notes	–	–	232,000	232,000
Senior Notes	–	–	200,000	200,000
Senior Subordinated Notes	–	–	50	50
Fixed-Link Finance BV Loan Notes	–	–	432,050	432,050
Guaranteed Notes	–	–	620,000	620,000
Class A Notes	–	–	120,000	120,000
Fixed-Link Finance 2 BV Notes	–	–	740,000	740,000
Total Loan Notes	–	–	1,595,652	1,595,652
Senior and 4th Tranche debt	–	–	187,000	187,000
Junior Debt	–	14,141	897,599	911,740
Resettable Advances	–	–	233,208	233,208
Stabilisation Advances	–	–	180,380	180,380
Total EFL Bank Loans	–	14,141	1,498,187	1,512,328
Other loans	–	–	2,901	2,901
Amounts due to ESA				
Group undertakings	–	–	32,789	32,789
Other financial creditors	–	–	595,720	595,720
Deferred Income	2,793	–	–	2,793
Total creditors falling due after more than one year	**2,793**	**14,141**	**3,725,249**	**3,742,183**

c. Details of debt

- Equity Notes are described in Note 18.
- The Participating Loan Notes, comprising 423,570 stapled notes, at 31 December 2002, issued at £1,000 in EFL and FRF 9,893 (€1,508.18) in FM, carry a fixed rate of interest of 1%. After the end of the Stabilisation Period (31 December 2005 or earlier under certain conditions at Eurotunnel's option), they attract an additional variable coupon equal to 23.3% of the available net cash flow. These notes are repayable at the latest on 30 April 2040.
- On 1st March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation enabled Eurotunnel to retain the benefit of favourable interest rates on its Junior Debt, while locking-in a substantial discount on the debt repackaged. The successful completion of this operation braught two main benefits for the Eurotunnel Group : (i) the right to receive surplus cash generated by the companies which have bought the Junior Debt, when this debt is refinanced. The Eurotunnel Group expects this refinancing to take place by 2009 and the surplus cash to be around £250 million; and (ii) the benefit of interest rate caps at no cost, covering the period 2004 to 2008 on £1.1 billion of Junior Debt.

Two special purpose vehicles-Tunnel Junior Debt Holdings Limited (TJDH) and Fixed-Link Finance BV (FLF) were created to undertake this transaction. Although EPLC Group holds no shares in these entities, they have been consolidated as quasi subsidiaries on the basis that EPLC Group expects to derive the significant part of the benefit from this transaction.

FLF issued £232,000,000 Guaranteed Class G1 Notes due 2025, €365,000,000 Guaranteed Class G2 Notes due 2025, £200,000,000 Senior Class A1 Notes due 2025, €103,000,000 Class A2 Notes due 2025, £50,000 Senior Subordinated Class B1 Notes due 2025, €135,000,000 Class B2 Notes due 2025 and €142,000,000 Class C2 Subordinated Notes due 2025. The Class G1 Notes due 2025 and the Class G2 Notes due 2025 are quaranteed by an insurance company. As EFL was the holder of 48% of the repurchased debt, 48% of the new debt has been apportioned to the EPLC Group, which represents the Sterling denominated debt.

The Notes will bear interest to February 2009 at the following rates - 6.30% per annum in respect of the Class G1 Notes, 5.75% per annum in respect of the Class G2 Notes, 7.50% per annum in respect of the Class A1 Notes, 6.90% per annum in respect of the Class A2 Notes, 8.50% per annum in respect of the Class B1 Notes, 7.85% per annum in respect of the Class B2 Notes and 10.75% per annum in respect of the Class C2 Notes.

The Guaranteed Notes are rated AAA by Standard & Poor's Rating Agencies (S&P), AAA by Fitch Rating Ltd (Fitch), and Aaa by Moody's Investor Services Inc. (Moody's). The Senior Notes are rated A- by S&P, A- by Fitch, and A3 by Moody's. The Senior Subordinated Notes are rated BBB by S&P, BBB by Fitch, and Baa3 by Moody's. The Subordinated Notes are rated BB- by S&P, BB- by Fitch, and Ba3 by Moody's.

In February 2009 or at a later date, Eurotunnel has the option to redeem its debt without penalty in whole or in part at a redemption price equal to the principal amount outstanding plus any accrued but unpaid interest. If Eurotunnel does not redeem the debt in February 2009 the Notes will bear interest at LIBOR + 1.10% per annum in respect of the Class G1 Notes, EURIBOR + 2.75% per annum in respect of the Class A2 Notes, LIBOR + 4.25% per annum in respect of the Class B1 Notes, EURIBOR + 4.25% per annum in respect of the Class B2 Notes and EURIBOR + 7.74% per annum in respect of the Class C2 Notes.

- On 12 July 2002 Eurotunnel announced the completion of the debt buyback and refinancing proposals and the Equity Note exchange offer launched in March.

The principal objective of these transactions was to buy back a part of the existing debt at a significant discount to its face value, financed by the proceeds of a new long term bond issue. The transactions aimed to:

– reduce debt,
– reduce annual interest charges,
– extend the maturity profile of its Senior Debt and part of its Junior Debt,
– increase the proportion of its debt service cost which is fixed or capped,
– remove the operating cash flow covenant.

The Equity Note tender offer aimed to reduce interest charges in 2002 and 2003.

As a result of these transactions Eurotunnel's debt was reduced by £446 million and an exceptional profit of £433 million is reported for the year. Interest charges have been reduced by £34 million in the current year.

Fixed-Link Finance 2 BV (FLF2) issued £740 million of bonds repayable from 2026-2028, of which £620 million were guaranteed by an insurance company. The funds from this issue were lent to Eurotunnel at fixed interest rates of between 6.645% and 8.16%. With this new loan (Tier 1A) Eurotunnel has:

– repurchased £840 million of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443 million,
– refinanced at par £343 million of its Junior Debt which was due to be repaid between 2007 and 2012 with new debt repayable in 2026-2028,
– at the same time, the maturity of £232 million of Senior Debt was extended by seven years to 2009-2012.

The take up of the Equity Note tender offer was 60% of the £636 million of Notes outstanding, resulting in a reduction in Eurotunnel's interest charges of £16 million in 2002. The acquisition of deferred interest resulted in a debt reduction of £3 million.

The reduction of £34 million in Eurotunnel's interest charges in 2002 arises principally from a £16 million reduction in Equity Note interest (from 26 January 2002) and a net saving of £18 million arising from the difference between the interest payable on (i) the Tier 1A Debt and (ii) the interest payable on the debt repurchased. £17 million of the 2002 interest saving is non-recurring.

The extension of debt repayments combined with the reduction in interest charges resulting from the debt buy back significantly reduces Eurotunnel's debt service over the next decade. No debt instrument is now repayable before 2006. The transaction has also resulted in the replacement of £1,186 million variable rate debt with £740 million of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

Two special purpose vehicles Tunnel Stabilisation And Resettable Advances Limited (TSARA) and Fixed-Link Finance 2 BV (FLF2) were created to undertake this transaction. Although EPLC Group holds no shares in these entities, they have been consolidated as quasi subsidiaries on the basis as stated above that EPLC Group derives the significant part of the benefit of this transaction.

FLF2 issued £620,000,000 listed Guaranteed Notes repayable in two equal annual instalments in 2027 and 2028, and £120,000,000 listed Class A Notes repayable in 2026. The Guaranteed Notes bear interest at 6.645% (including insurance) and the Class A Notes bear interest at 8.16%. The Guaranteed Notes are rated AAA by S&P, AAA by Fitch and Aaa by Moody's. The Class A Notes are rated BBB- by S&P, BBB by Fitch and Baa2 by Moody's.

CTG has lent £15 million to Fixed-Link Finance BV as part of this financial operation.

• The Resettable Advances carry a fixed rate of interest of 7.03% until 26 January 2004, when the interest rate will be re-fixed in relation to government bond rates with a margin of 0.5%. At the end of the Stabilisation Period this margin will increase to 1.5%. They are repayable by 31 December 2050.

• The Junior Debt carries the same fixed rate of interest as the Resettable Advances until reset on various dates between 1 December 2003 and 8 January 2004, at variable rates with a margin of 1.25%. This debt is repayable between 2007 and 2025.

• Stabilisation Advances (in respect of Junior Debt and Resettable Advances) or Deferred Interest (in respect of Equity Notes) are created each January and July to settle interest which becomes due but cannot be settled in cash. This Stabilisation Facility is available for drawing until the end of the Stabilisation Period subject to certain drawing limits. It carries no interest charge until after the Stabilisation Period when the outstanding amounts carry a variable rate of interest plus a margin of 1.25%. Within eighteen months following the end of the interest free period the Stabilisation Advances may be converted into Stabilisation Notes at Eurotunnel's option. This debt is repayable between 2018 and 2026.

• The Senior Debt (£140 million) carries a variable rate of interest. The Senior Debt is repayable between 2009 and 2012 and the margin is 1%. The Senior Debt is rated A- by S&P.

• The Fourth Tranche Debt comprises a fixed rate loan at 8.9475% drawn from the European Coal and Steel Community, repayable in 2019. It bears a margin of 1%.

All debt is fully secured.

Fair values of financial liabilities cannot be estimated with sufficient reliability as they are not, with the exception of the Participating Loan Notes, traded on an organised market in a standard form. Whilst the Participating Loan Notes are listed on the Luxembourg Stock Exchange, there have been no Participating Loan Note transactions on this Exchange and therefore no reliable market price quotations are available. Fair values have therefore not been disclosed in the financial statements.

At 31 December 2002 the fair value of the interest rate hedging contracts was £(39.3) million (2001: £2.7 million). This fair value was estimated using a replacement cost calculation at 31 December 2002.

d. Payment of accrued interest

Out of the £90 million of interest falling due in January 2003, £79 million was paid in cash and £11 million was settled using the Stabilisation Facility.

e. Interest Rate Exposure

All of EPLC Group's debt, with the exception of £140 million relating to the Senior Debt, is at fixed rates of interest until the end of 2003. A 1% change in the variable rates of interest in both the UK and France would therefore change EPLC Group's annual financing charges by £1.4 million. This would largely be offset by similar changes in the amount of interest receivable on investments and cash balances. From 2004 interest charges on £2.1 billion of EPLC's debt will become subject to variable rates.

In August 2000, EPLC Group purchased interest rate collars to limit the impact of possible future increases in interest rates on £1,071 million of its debt from 2004 to 2008. The maximum blended rates payable on this debt will range from 7.25% in 2004 to 8% in 2008. To reduce the upfront cost, EPLC Group wrote interest rate floor contracts on the same amount of debt for the same period and with the same counterparties. These contracts mean that the rates payable on average by EPLC Group will not fall below certain levels. These levels range from an average of 5.5% in 2004 to 4.98% in 2008. A cash premium of £23 million was paid for this interest rate protection which will be taken to the profit and loss account on a time-apportioned basis over the term of the hedging contracts.

As a result of the Junior Debt repackaging in March 2001, EPLC Group received interest rate caps on £536 million of its Junior Debt at the same blended rates and for the same periods as those set out in the above paragraph. No premium was paid and no interest rate floors were written by the Eurotunnel Group to obtain this hedging.

If market interest rates in 2004-8 are above the interest rate cap rates, the counterparty banks will pay the difference between the two rates to the Eurotunnel Group. If market interest rates in 2004-8 are below the interest rate floor rates, the Eurotunnel Group will pay the difference between the two rates to the counterparties. When market rates are between the cap and floor rates, no payments will be made under these contracts.

In March 2001, Fixed-Link Finance BV entered into a series of transactions whereby it purchased certain interest rate floor contracts and sold certain interest rate cap contracts, to provide some protection against rate movements during the period from 2004 to 2008. A cash premium of £22 million was paid by Fixed-Link Finance BV for this interest rate protection, which will be taken to the profit and loss account on a time-apportioned basis over the term of the hedging contracts. The fair value of these interest rate contracts at 31 December 2002 was £46.4 million (2001: £1.8 million), using a replacement cost calculation.

£423 million and €641 million of Resettable and Stabilisation Advances which carry variable rates from 2004 and 2006 respectively were repurchased with the proceeds of the new fixed rate £740 million Loan Notes in July 2002.

An estimate of EPLC Group's total interest charge (including margins) for 2004, taking into account the impact of these interest rate option contracts is shown in the table below, for a range of possible 6 month LIBOR rates:

Interest Charge (before charge for 2000 option premium)

(IN £MILLION)

3%	4%	5%	6%	7%	8%
162	169	176	188	206	211

f. Exchange Rate Exposure

All EPLC Group's external debt is denominated in Sterling and hence, no exchange gains or losses can arise on this debt. The major residual risk lies in the requirement under the Concession for EPLC Group to cost-share its activities with ESA Group. The residual inter-Group debt at 31 December 2002 was £25 million as compared to £360 million at 31 December 2001 and is reduced as a result of the financial operation completed in July 2002. A 10 % change in the Euro/Sterling parity would result in unrealised exchange gains or losses of approximately £2.5 million.

g. Liquidity Risk

The Equity Notes will be converted into Units at a predetermined price on 31 December 2003 except to the extent previously redeemed in cash at a premium to their face value from the proceeds of the exercise of the 2003 Warrants. All the remaining debt, is repayable after the Stabilisation Period (31 December 2005 or earlier under certain conditions, at Eurotunnel's option).

Interest due on the Equity Notes, Junior Debt and Resettable Facility which cannot be met from available cash can, until the end of the Stabilisation Period, be met through drawings under the Stabilisation Facility within certain limits. Eurotunnel may under certain conditions prepay the Stabilisation Facility by issuing Units. This facility, is available to both EPLC Group and FM. The amounts remaining for drawing under the Stabilisation Facility amount to £80 million between 1 February 2003 and 31 January 2004, £100 million between 1 February 2004 and 31 January 2005 and £60 million between 1 February 2005 and 31 January 2006.

h. Quasi subsidiaries

A summary of the financial statements of the quasi subsidiaries (Fixed-Link Finance BV, Tunnel Junior Debt Holdings Ltd, Fixed-Link Finance 2 BV and Tunnel Stabilisation And Resettable Advances Ltd) is shown below. As these quasi subsidiaries are similar they have been combined:

Balance Sheet as at 31 December 2002

£ MILLION	AT 31 DECEMBER 2002	AT 31 DECEMBER 2001
Amounts due from Eurotunnel Group undertakings	1,842	1,085
Prepayments	31	30
Accrued interest receivable	50	27
Cash	62	27
	1,985	1,169
Loan notes	(1,658)	(885)
Loan from CTG	(15)	–
Accrued interest payable	(49)	(29)
	(1,722)	(914)
Net assets	**263**	**255**
Retained earnings	**263**	**255**

Profit and Loss Account for the period ended 31 December 2002

£ MILLION	2002	2001
Interest receivable	93	58
Interest payable	(99)	(58)
Gain on repurchase of debt	6	255
	–	**255**

Cash Flow Statement for the period ended 31 December 2002

£ MILLION	2002	2001
Interest received	72	31
Interest paid	(72)	(29)
Payments for hedging transaction	–	(22)
Underwriting costs	–	(8)
Returns on investment and servicing of finance	–	(28)
Purchase of loans from Group undertakings	20	(799)
Receipt from issue of Loan Notes	–	884
Loan from CTG	15	–
Commissions	–	(30)
Financing	35	55
Increase in cash in the period	**35**	**27**

There were no recognised gains and losses other than those recognised in the profit and loss account.

16 > Provisions for liabilities and charges

£'000 GROUP	AT 1 JANUARY 2002	CHARGE TO PROFIT AND LOSS ACCOUNT	PROVISIONS UTILISED	EXCHANGE DIFFERENCES	AT 31 DECEMBER 2002
Large scale maintenance	21,774	7,543	(1,888)	371	27,800
Renewal of fixed assets	11,364	1,911	–	367	13,642
Other provisions	42	(42)	–	–	–
	33,180	**9,412**	**(1,888)**	**738**	**41,442**

17 > Taxation

a. Analysis of charge / (credit) in the period

	2002 £'000	2001 £'000
Current Tax : (FRS16)		
UK corporation tax on profits in the period	–	–
Total current tax (b)	**–**	**–**
Deferred Tax: (FRS19)		
Movement in deferred tax provision	–	–
Total deferred tax	–	–
Tax on profit on ordinary activities	**–**	**–**

b. Factors affecting the tax charge / (credit) for the period

	2002 £'000	2001 £'000
Profit on ordinary activities before tax	177,720	63,594
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2001: 30%)	53,316	19,078
Effects of:		
Amounts chargeable for tax purposes	13,320	2,949
Non-taxable amounts in the tax computation	(31,240)	(6,132)
Non-qualifying depreciation	10,316	12,161
Accelerated capital allowances (ACA's)	(3,813)	(8,588)
Finance lease ACA's	2,475	(36)
Group tax charged to subsidiaries	(13,712)	(1,319)
Decrease in provisions/losses	(30,872)	(17,947)
Other	210	(166)
Current tax charge for the period (a)	**–**	**–**

c. Factors that may affect future tax charges

At 31 December 2002, excess management charges and losses carried forward of £2,459 million (2001: £2,574 million) were available for offset against certain future income.

Deferred tax

The potential deferred tax asset which, under FRS 19, is not recognised in these accounts due to the unavailability of suitable taxable profits from which the future reversal of the underlying timing differences can be deduced, is estimated to be as follows:

	EPLC GROUP		COMPANY	
£'000	2002	2001	2002	2001
Interest and other short term timing differences	5,750	43,322	–	–
Losses	737,689	772,284	–	–
Accelerated capital allowances	(96,941)	116,356	–	–
	646,498	**931,962**	**–**	**–**

18 > Share capital

£'000	2002	2001
Authorised: 2,362,551,164 shares of £0.01 each (2001: 2,084,247,356 shares of £0.01 each)	23,625	20,842
Allotted, called up and fully paid		
At 1 January 2002: 2,084,247,356 shares of £0.01 each	20,842	20,837
Issued during the year: 278,303,808 shares of £0.01 each	2,783	5
At 31 December 2002: 2,362,551,164 shares of £0.01 each	**23,625**	**20,842**

a. On 13 August 1986, a Corporate Structure Agreement was entered into between, among others, EPLC, ESA, CTG and FM. This provides, inter alia, for the "twinning" of the shares of EPLC and ESA whereby one share in each of these companies together constitute one "Unit". The Articles of Association of EPLC and the "statuts" of ESA restrict transfers of shares to simultaneous transfers of equal numbers of shares in each company.

b. A share option scheme was approved at the Extraordinary General Meeting of EPLC and ESA held on 23 May 1991 enabling eligible employees of the Eurotunnel Group, including executive Directors to be granted options to subscribe for Units. These authorities expired in 1996. On 6 May 1999, new French and UK share option schemes were approved at the Annual General Meetings of EPLC and ESA enabling eligible employees of the Eurotunnel Group to subscribe for Units. A Save-As-You-Earn ("ShareSave") scheme reserved for UK employees was also approved. The authority to grant options under these schemes will

expire in 2004. The exercise price of options granted under these schemes must be not less than the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave scheme must be not less than 80% of the market price of the Units on the day before grant, or of the average market price of the Unit on the 20 dealing days before grant.
During the 2002 financial year, and in accordance with the above approvals:
• On 1 May 2002, 463 employees were granted options over a total of 7,460,518 Units at a price of £0.67 or €1.09, exercisable between 1 May 2005 and 30 April 2012, on condition that the Eurotunnel Unit price increases by at least 4% a year in excess of the average of the French and UK retail price indices, for a period of at least three years.
• On 1 May 2002, 419 employees opted for the right to subscribe to a total of 3,209,159 Units at a price of £0.54 each between 1 June 2007 and 30 November 2007 under the UK ShareSave scheme.
During 2002, no Units were issued upon the exercise of options. Outstanding options give the right to 2,489 beneficiaries to subscribe for 40,429,153 Units, subject to the following terms:

Share Options	Options	Exercise price		
Date of grant	outstanding	£	€	Exercise period
13 July 1994	223,237	2.24	2.91	13.07.1998-12.07.2004
24 November 1994	47,601	2.05	2.56	24.11.1998-23.11.2004
11 April 1995	381,244	1.81	2.23	11.04.1999-10.04.2005
18 June 1999	7,128,928	0.95	1.46	18.06.2002-17.06.2009
17 September 1999*	3,628,771	0.73	–	01.11.2004-30.04.2005
24 September 1999	6,123,000	0.81	1.27	24.11.2002-23.11.2009
31 March 2000*	1,261,016	0.61	–	01.05.2005-31.10.2005
31 March 2000	4,235,422	0.76	1.24	31.03.2003-30.03.2010
16 March 2001*	1,883,498	0.62	–	01.05.2006-31.10.2006
16 March 2001	5,369,853	0.77	1.26	16.03.2004-15.03.2011
1 May 2002*	2,819,311	0.54	–	01.06.2007-30.11.2007
1 May 2002	7,327,272	0.67	1.09	01.05.2005-30.04.2012

* Granted under ShareSave scheme

c. In 1998, EPLC and ESA made a bonus issue of Warrants to Unitholders: 919,553,419 "2003 Warrants" redeemable on 31 October 2003. After adjustment following the 1999 rights issue, three 2003 Warrants entitle the holder to subscribe for 1.02 Units at an issue price of £0.68 plus FRF 6.70 (€1.02). During the 2002 financial year, 3,885 Warrants were exercised resulting in the issue of 1,317 Units. Consequently, the number of Units which may be subscribed following the exercise of the 919,066,182 outstanding 2003 Warrants is 312,482,501.

d. In April 1998, FM and EFL issued 645,161,300 Equity Notes at a price of £0.70 plus FRF 6.97 (€1.06257).
On 11 May 1999, following the approvals given by the Shareholder meeting of ESA and EPLC on 6 May 1999, the company redeemed 188,108,597 Equity Notes, on the basis of 1 Unit for 1.3 Equity Notes, through the issue of 144,698,901 new Units.
On 17 July 2002, following the approvals given by the Shareholder meeting of ESA and EPLC on 30 May 2002, the company redeemed 275,547,040 Equity Notes, on the basis of 1.01 Units for 1 Equity Note, through the issue of 278,302,491 new Units.
On 25 July 2002, under the terms and conditions of the Equity Notes, a total of 123,467 Equity Notes were repaid in cash at a premium of 13.345% to their face value with the Proceeds of the 2001 Warrants and a total of €78,844 and £51,941 Deferred Interest corresponding to the Equity Notes so redeemed was repaid. A total of €22,844 and £19,941 was repaid in cash. The rest was satisfied by the issue of 56 Stabilisation Notes in Euros by FM, each having a face value of €1,000 and of 32 Stabilisation Notes in Sterling by EFL, each having a face value of £1,000. This represents an issue of £68,435 of Stabilisation Notes.

The outstanding 181,382,196 Equity Notes are redeemable on 31 December 2003 on the basis of 1 Equity Note for 1.01 Units, after adjustment following the 1999 rights issue, to the extent that they have not been redeemed for Units on the terms of the issue contract or for cash through the exercise of the 2003 Warrants. They bear a fixed rate of interest of 4.45%.

19 > Directors' interests in shares, options and warrants of the Company

a. Interests at 31 December 2002

The interests of the Directors who held office at the end of the year in the share capital of the Company, all of which were beneficial, were as set out below.

	2002			2001			
	Units	2003 Warrants	Options*	Units	2001 Warrants**	2003 Warrants	Options
R. Chapman	20,000	5,000	–	20,000	5,000	5,000	–
M. Combes	1,400	–	–	1,400	–	–	–
V Cox	1,000	–	–	1,000	–	–	–
Y. Déjou	10,681	150	–	10,681	150	150	–
K. Edelman	4,544	4,001	–	4,544	4,001	4,001	–
C. Green	17,387	7,301	–	17,387	7,301	7,301	–
F. Jaclot	5,000	–	–	–	–	–	–
P. Lagayette	11,366	49,001	–	11,366	49,001	49,001	–
C. Mackay	114,086	–	–	74,086	–	–	–
C. Petruccelli	19,152	5,001	–	9,152	5,001	5,001	–
R. Shirrefs	155,941	203,000	1,706,493	–	–	–	–
Lord Tugendhat	11,887	5,522	–	11,887	5,522	5,522	–
Baron de Wouters	1,818	1,600	–	1,818	1,600	1,600	–

* See more detail presented in Note 19b below

** The 2001 Warrants expired on 31 December 2001

The highest and lowest Unit prices during the year have been 72.3p and 38.0p.

b. Share options

Details of the share options held by the Chief Executive of the Company, Richard Shirrefs at the end of the year pursuant to the share option scheme described in note 18 are shown below. The Company's Register of Directors' Interests, which is available for inspection in accordance with the provisions of the Companies Act, contains full details of Directors' shareholdings and options.

Issue date	Exercise price in £	Exercise period	Options outstanding
18 June 1999	0.95	18.06.2002-17.06.2009	359,554
17 September 1999*	0.73	01.11.2004-30.04.2005	23,114
24 November 1999	0.81	24.11.2002-23.11.2009	3,000
31 March 2000	0.76	31.03.2003-30.03.2010	244,654
16 March 2001	0.77	16.03.2004-15.03.2011	255,276
1 May 2002	0.67	01.05.2005-30.04.2012	820,895

* Options granted under the ShareSave Plan.

No options were exercised or lapsed during the year. The market price of one Eurotunnel Unit at 31 December 2002 on the London Stock Exchange was 38.3 p (middle market quotation), and at 31 December 2002 on the Paris Bourse was €0.60 (closing price).

20 > Reserves

	EPLC Group		Company	
£'000	Profit and loss account	Share premium account	Profit and loss account	Share premium account
At 1 January 2002	(177,965)	825,467	(297,210)	825,467
Share capital issued	–	190,101	–	190,101
Profit for the year	177,270	–	47,112	–
At 31 December 2002	**(695)**	**1,015,568**	**(250,098)**	**1,015,568**

21 > Holding company profit and loss account

Of the Group profit for the financial year, a profit of £47,112,000 is dealt with in the accounts of the holding company (2001: loss of £25,384,000).

22 > Reconciliations of movements in shareholders' funds

	EPLC Group		Company	
£'000	2002	2001	2002	2001
Opening shareholders' funds	668,344	604,418	549,099	574,151
Share capital issued	192,884	332	192,884	332
Retained profit/(loss) for the year	177,270	63,594	47,112	(25,384)
Closing shareholders' funds	**1,038,498**	**668,344**	**789,095**	**549,099**

23 > Pension costs

a. SSAP 24 Pension Costs

A subsidiary of the Group, ESL, operates two schemes providing pensions to EPLC Group employees. Both schemes are of the defined benefit type and the assets of the schemes are held in separate trustee administered funds.

The total pension cost for the year ended 31 December 2002 in respect of the two funds was £3,400,029 (2001: £3,413,797); this cost was assessed in accordance with the advice of the consultant actuary. The pension cost charged to the Profit and Loss Account is such as to spread the costs of pensions over employees' working lives with the Group. The latest actuarial valuations of the schemes were carried out as at 6 April 2002. The valuations were made using the projected Unit method (The Channel Tunnel Group Pension Fund) and the attained age method (*The Channel Tunnel Group Senior Executives Pension Fund*) and the major assumptions on which they were based were that the annual investment return would be 6% (The Channel Tunnel Group Pension Fund) and 4.8% (The Channel Tunnel Group Senior Executives Pension Fund), that salary increases would average 4% per annum and that present and future pensions would increase at the rate of 2.5% per annum. The valuation showed that the combined value of assets of the funds as a percentage of the combined value of liabilities was 94%. At the valuation date the market value of the schemes' assets totalled £48.4 million.

Employer contributions paid to The Channel Tunnel Group Pension Fund during 2002 were at the rate of 13.5% of pensionable salaries. There were no employer contributions paid to The Channel Tunnel Group Senior Executives Pension Fund during 2002. These rates are below the employer's share of the cost of accruing benefits, the difference being met from the surpluses disclosed by the 6 April 2002 valuations.

b. FRS 17 Retirement Benefits

Whilst the company continues to account for pension costs in accordance with SSAP 24, under FRS 17 the following transitional disclosures are required.

The Accounting Standards Board has published an Exposure Draft of an amendment to FRS 17 "Retirement Benefits". The proposed amendment extends the transitional arrangements in FRS 17 and therefore defers the mandatory requirement for its full adoption. The Accounting Standards Board intends to adopt a UK standard for pensions based upon the proposals of the International Accounting Standards Board.

The valuation used for FRS 17 disclosure has been based on the most recent actuarial valuation at 6 April 2002 updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 31 December 2002. Scheme assets are stated at their market value at 31 December 2002.

The major assumptions used to calculate scheme liabilities under FRS 17 are:

	2002	2001
Rate of general increase in salaries	3.8 %	4.0 %
Rate of increase to pensions in payment liable for Limited Price Indexation	2.3 %	2.5 %
Discount rate	5.6 %	5.75 %
Inflation rate	2.3 %	2.5 %

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Long term rate of return expected at 31 December 2002 %	Long term rate of return expected at 31 December 2001 %	2002 Main Fund £million	2002 Senior Executives Fund £million	2002 Total £million	2001 Main Fund £million	2001 Senior Executives Fund £million	2001 Total £million
Equities	8.0%	7.5%	26.4	3.1	29.5	27.6	4.1	31.7
Government Bonds	4.5%	5.0%	5.3	6.7	12.0	5.4	6.4	11.8
Other	3.8%	5.0%	1.4	0.2	1.6	1.5	0.2	1.7
Total market value of assets			**33.1**	**10.0**	**43.1**	**34.5**	**10.7**	**45.2**
Present value of scheme liabities			(48.4)	(9.7)	(58.1)	(36.5)	(9.3)	(45.8)
(Deficit)/surplus in the schemes			(15.3)	0.3	(15.0)	(2.0)	1.4	(0.6)
Deferred tax asset recognised			–	–	–	–	–	–
Net pension liability			**(15.3)**	**0.3**	**(15.0)**	**(2.0)**	**1.4**	**(0.6)**

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in pratice.

The amount chargeable to operating profit and finance income for the year ended 31 December 2002 had FRS 17 been operative is as follows:

	2002 £MILLION	£MILLION
Operating cost		
Current service cost		3.8
Other finance items		
Interest on Scheme liabilities	2.6	
Expected return on Scheme assets	(3.2)	
		(0.6)
Pension cost under FRS 17		3.2

The amount recognised in the Statement of Total Recognised Gains and Losses had FRS 17 been operative is analysed below:

	2002 £MILLION	PERCENTAGE OF SCHEME ASSETS/LIABILITIES (AS APPLICABLE)
Actual return less expected return on Scheme assets	(9.7)	22.5%
Experience gains and losses arising on Scheme liabilities	(2.4)	4.2%
Changes in assumptions underlying the present value of the Scheme liabilities	(2.5)	25.1%
Actuarial loss recognised in Statement of Total Recognised Gains and Losses	(14.6)	

The movement in the deficit during the year is detailed below:

	MOVEMENT £MILLION
Deficit in Scheme at 1 January 2002	(0.6)
Movement in year:	
Current service cost	(3.8)
Contributions	3.4
Other finance income	0.6
Actuarial loss	(14.6)
Deficit in Scheme at 31 December 2002	(15.0)

24 > Commitments and contingent liabilities

In accordance with the terms of the Credit Agreements, the Eurotunnel Group companies have undertaken to grant as security to the lending parties to the Credit Agreements charges over their assets and rights, other than the assets and rights owned by EDL, OPL, CLL and the CRL companies.

Pursuant to the Credit Agreements, after the occurence of an event of default, the banks would in certain circumstances be entitled to exercise their rights of substitution as provided under the Concession as well as their security rights under the financing agreements.

As at 31 December 2002, the shares of ESA and EPLC subsidiaries, most bank accounts, the commissioned rolling stock, all trademarks and the benefits of the most important contracts had been given as security under French law. Under English law, all assets and rights owned by the Eurotunnel Group companies other than EDL, OPL, CLL and the CRL companies come under a floating charge. Some specific charges over certain of the Eurotunnel Group companies' land and buildings have been effected.

25 > Leasing commitments

At 31 December 2002, the Group had annual commitments under operating leases as follows:

£'000 ON LEASES EXPIRING:	2002 PROPERTY	2002 PLANT AND MACHINERY	2001 PROPERTY	2001 PLANT AND MACHINERY
Within one year	–	274	10	199
Between two and five years	159	169	67	372
	159	**443**	**77**	**571**

26 > Cash flow statement

a. Reconciliation of the operating profit for the year to the net cash inflow from operating activities

£'000 GROUP	2002	2001
Operating profit	75,378	89,610
Profit on sale of assets and subsidiary undertakings	47,112	8,795
Depreciation and amounts written off tangible and intangible fixed assets	83,970	57,693
Increase in stocks	(503)	(1,241)
Net operating activities shared with ESA Group undertakings	21,974	40,860
Decrease in debtors	523	18,625
Increase/(decrease) in creditors	23,989	(13,593)
Net cash inflow from operating activities	**252,443**	**200,749**

b. Analysis of cash flow for headings netted in the cash flow statement

£'000 Group	2002	2001
RETURNS ON INVESTMENT AND SERVICING OF FINANCE		
Payment for debt repurchase	(37,447)	–
Interest received	16,194	6,028
Interest paid	(145,579)	(141,539)
Bank charges paid	(1,424)	(1,781)
Payments for hedging transaction	(1,741)	(9,760)
	(169,997)	**(147,052)**
CAPITAL EXPENDITURE		
Payments to acquire tangible assets	(7,238)	(23,942)
Sale of tangible fixed assets	20	–
	(7,218)	**(23,942)**

£'000 Group	2002	2001
FINANCING		
Net cash inflow from change in bank loans	391,913	16,312
Payment to escrow account for future reduction of debt	(1,220)	–
Receipts from issuing shares	286	54
Payments of expenses or commissions on issues of equity shares	(3,815)	–
Increase in other financial debtors	(530,330)	(100,096)
Increase in other financial creditors	530,330	100,096
Payments to ESA Group	(346,048)	(21,357)
	41,116	**(4,991)**

Net operating activities shared with ESA Group undertakings represents the impact of the cost sharing on the profit and loss account of the EPLC Group. Payments to ESA Group represent net cash which has been paid from the EPLC Group to the ESA Group plus any payments made by the EPLC Group in settlement of an ESA Group invoice.

c. Reconciliation of net cash flow to movement in net debt

£'000 Group	2002	2001
Increase in cash in the period	116,344	24,764
Cash (outflow) / inflow from financing	(45,865)	5,045
Change in net debt resulting from cash flows	70,479	29,809
Debt converted into shares	194,615	–
Debt repurchased below face value	241,737	117,241
Interest settled by conversion into debt and changes in accrued interest	(38,548)	(41,653)
Increase in amounts due to ESA Group	(32,893)	(20,042)
Translation difference on amounts due to ESA Group	23,858	(9,207)
Movement in net debt in the period	**459,248**	**76,148**
Net debt at start of period	(3,671,065)	(3,747,213)
Net debt at end of period	**(3,211,817)**	**(3,671,065)**

d. Analysis of net debt

£'000 Group	As at 31 December 2001	Cash flow	Financial operations***	Stabilisation Facility	Non cash movements with ESA Group*	Movement in accrued interest	Exchange movement	As at 31 December 2002
Cash at bank and in hand	26,769	(11,225)	–	–	–	–	–	15,544
Short term investments**	68,100	127,568	–	–	–	–	–	195,668
Bank overdrafts	(1)	1	–	–	–	–	–	–
Total cash	94,868	116,344	–	–	–	–	–	211,212
Bank loans (including accrued interest)	(2,130,339)	348,087	241,737	(23,983)	–	13,101	–	(1,551,397)
Loan Notes (including accrued interest)	(818,416)	–	194,615	(9,946)	–	3,721	–	(630,026)
FLF Loan Notes (including accrued interest)	(444,310)	–	–	–	–	–	–	(444,310)
FLF2 Loan Notes (including accrued interest)	–	(740,000)	–	–	–	(21,441)	–	(761,441)
Other loans (including accrued interest)	(3,066)	–	–	–	–	–	–	(3,066)
Net amounts due to ESA Group undertakings	(369,802)	346,048	–	–	(32,893)	–	23,858	(32,789)
Total debt	(3,765,933)	(45,865)	436,352	(33,929)	(32,893)	(4,619)	23,858	(3,423,029)****
Total net debt	**(3,671,065)**	**70,479**	**436,352**	**(33,929)**	**(32,893)**	**(4,619)**	**23,858**	**(3,211,817)**

* Representing principally cost sharing of net operating activities and capital investment with ESA Group.

** Short term investments relate to certificates of deposits with qualifying financial institutions which are repayable on demand.

*** Including conversion of Loan Notes into Equity, repurchase of debts below face value and to cancel certain accrued interest. Further details are provided in Note 15.

**** Of the £3,423,029,000 (2001: £3,765,933,000) total debt as at 31 December 2002, £279,359,000 (2001: £106,633,000) falls due within one year (Note 14), and £3,143,670,000 (2001: £3,659,300,000) falls due after more than one year (Note 15).



Eurotunnel SA
Société anonyme au capital de 354 382 674 €
334 192 408 RCS Paris
Siège social : 19, bld Malesherbes - 75008 Paris

Eurotunnel plc
Registered Office - Cheriton Parc
Cheriton High Street - Folkestone - Kent CT19 4QS
Registered in England and Wales n°1960271

Conception et réalisation / Designed and produced by Altedia Communication.
Photos : Carl de Keyser/Magnum, Michel Labelle.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you were a holder of Eurotunnel Units and you have sold or transferred all of your holding, please forward this document, together with the accompanying documents, to the purchaser or transferee or to the stockbroker, bank or other agent though whom the sale or transfer was effected for transmission to the purchaser or transferee.


EURO
TUNNEL

Eurotunnel plc **Eurotunnel SA**

NOTICE OF THE ANNUAL GENERAL MEETINGS OF

EUROTUNNEL PLC

AND

EUROTUNNEL SA

www.eurotunnel.com

Notice of the Annual General Meeting of Eurotunnel plc to be held on 15 May 2003 in Paris is set out on page 15 of this document. Notice of the Annual General Meeting of Eurotunnel SA to be held on 29 April 2003 in Paris and, in the likely event that the quorum requirement is not met, to be adjourned to 15 May 2003 in Paris, is set out on pages 16 to 21 of this document. For legal reasons, the Notice of Meeting for Eurotunnel SA appears in both French and English.

Forms of Proxy for use at the meetings are enclosed. Instructions for the return of the Forms of Proxy are set out on pages 15, 17 and 18 of this document and on the Forms of Proxy.

21 March 2003

LETTER TO UNITHOLDERS



Eurotunnel plc
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
(registered in England and Wales No. 1960271)

Eurotunnel SA
Société Anonyme with a share capital of 354,382,674 €
19 boulevard Malesherbes
75008 Paris
334 192 408 RCS Paris

21 March 2003

Letter to Unitholders and, for information only, to holders of warrants and options to subscribe for Units.

Dear Unitholder

The Eurotunnel SA ("ESA") Annual General Meeting has been convened to be held in Paris on 29 April 2003 and the Annual General Meeting of Eurotunnel plc ("EPLC") will be held in Paris on 15 May 2003. However, in the likely event that the quorum requirements for the ESA Annual General Meeting are not met, that meeting will be adjourned and reconvened in Paris on 15 May 2003, to coincide with the date of the EPLC Annual General Meeting.

We are writing to invite you to participate in the Meetings described above.

The Eurotunnel plc Annual General Meeting

The EPLC Annual General Meeting will consider the usual items of business, including the 2002 accounts and the re-election of Directors.

Messrs Yves Déjou, Charles Petruccelli, Lord Tugendhat and Baron Guy de Wouters retire by rotation in accordance with article 90 of the Articles of Association of EPLC. Only Messrs Déjou and Petruccelli are standing for re-election.

Mr François Jaclot was appointed to the Board on 19 July 2002. In accordance with Article 96 of the Articles of Association of EPLC, he will retire at the Annual General Meeting and, being eligible, offers himself for election.

None of the Directors seeking election or re-election at the Annual General Meeting has a service contract with the Company or any of its subsidiaries.

In accordance with the new requirements of English law, Resolution 2 proposes the approval of the directors' remuneration report set out on pages 22 to 25, and 48 to 51 of the full report and accounts for the year ended 31 December 2002. Shareholders wishing to inspect the full report and accounts may do so by visiting the company website www.eurotunnel.com.

Resolution 6 proposes the re-appointment of the Company's existing auditors, KPMG Audit plc, and gives authority to the Board to determine their remuneration.

LETTER TO UNITHOLDERS

The ESA Annual General Meeting

ESA shareholders will be invited to approve the company's accounts together with the consolidated accounts of ESA for the 2002 financial year, the allocation of profits and losses, and certain contracts required to be approved pursuant to the special report of the Auditors under Articles L.225-40 and L.225-42 of the *Code de Commerce.*

ESA shareholders will also be invited to appoint Mr François Jaclot as a director in succession to Baron Guy de Wouters, whose term of office expires at the AGM and who does not seek re-election.

ESA shareholders will also be invited to ratify the change of the company's registered office, which the directors decided to move to 19 boulevard Malesherbes, 75008 Paris on 1 August 2002 as the previous office was no longer suited to Eurotunnel's needs.

ESA shareholders will also be invited to consider and vote on resolutions proposed by a group of shareholders pursuant to article L225-105 of the *Code de Commerce.* These resolutions are set out in the notice of the ESA Annual General Meeting on page 17. A translation of the statement made by this group of shareholders in explanation of the resolutions, and the response of the Board (which recommends you to vote against these resolutions) appear on pages 5 to 11.

You should note that, because the resolutions proposed by the group of shareholders are not supported by the Board, all proxy votes given at the discretion of the chairman of the Annual General Meeting will be cast against those resolutions.

Joint Board members

Lord Tugendhat and Baron Guy de Wouters will be retiring from the Eurotunnel Joint Board at the Annual General Meeting after many years of valuable service. In December 2002 the Board decided to reduce the number of its members, and will therefore not be seeking to appoint new members for the time being.

The Board has decided to nominate Mr Philippe Lagayette as the senior independent non-executive director.

Re-election of Directors to the Boards of EPLC and ESA

Information about the Directors who are proposed by the Boards of EPLC and ESA for re-election at the Meetings is shown below.

- François Jaclot (aged 53), a non-executive Director, was appointed to the Joint Board in July 2002. He is a director of EPLC and The Channel Tunnel Group Ltd (CTG), and a *censeur* of ESA and France Manche SA (FM). He is also Chairman of the Supervisory Board of Astorg Partners, a director of Mercapital (Spain) and Société Générale de Belgique (Belgium) and a member of the Supervisory Board of Métropole Télévision – M6.

  In the past five years Mr Jaclot has been, but is no longer, a director and Senior Executive Vice President of Suez, *Président Directeur Général* of Suez Communication and Suez Connect, Chairman of the Board of Suez Nov Invest, *Vice Président du Directoire* of Suez Lyonnaise des Eaux, *Président Directeur Général* of Auxipar, FirstMark Communication France, Lyonnaise Communication, *Président* of 9 Telecom Entreprise, Sofis Limited (Jersey), Frapebar (Belgium), *Président et Administrateur Délégué* of Sofis SA (Switzerland), SFAP SA (Luxembourg), Chairman of Supervisory Board of Suez Finance B.V., (Netherlands), Director of Miromesnil Gestion, Banque Sofinco, Elyo, Groupe GTM, Coficem, Europatweb SA, S.T. 3G, Ondeo, Réaumur Participations, SI Finance, Sita, Suez Lyonnaise Telecom, Suez University, Vinci, Coditel (Belgium), Leo Holding Company (USA), Ondeo Nalco Company (USA), LD Com, Rivolam, LNG Holding (Luxembourg).

  Mr Jaclot is a member of the Audit Committee. He holds 5,000 Eurotunnel Units.

- Yves Déjou (aged 60), a non-executive Director, was appointed to the Joint Board in 1997. He is a director of EPLC, ESA, CTG and FM. He is also *Directeur Général* of ABX Logistics (France) SA, *Président Directeur Général,* ABX Logistics International (France) SA, a director of SNTN Calberson SA and ABX Logistics Sud-Ouest SA, *gérant* of Société Castraise de Transports et Entrepôts SARL, Delagnes 34 SARL, Delagnes 47 SARL, Delagnes 81 SARL, Actual Transports SARL, Agiltrans

LETTER TO UNITHOLDERS

SARL, Les Rapides du Sud SARL, Les Rapides Palois SARL, Locavi 46 SARL and Rabary Messageries SARL; and *co-gérant* of Lacombe-Transports Internationaux SARL.

In the past five years Mr Déjou has been, but is no longer, a director of Danzas SA and Groupe Dubois, and *gérant* of Testud Europe SARL.

Mr Déjou is a member of the Safety, Security and Environment Committee. He holds 10,681 Eurotunnel Units.

- Charles Petruccelli (aged 51), a non-executive Director, was appointed to the Joint Board in 1996. He is a director of EPLC, ESA, CTG and FM. He is also *Président,* Global Travel Services, American Express Company, American Express Carte France, and Havas Voyages American Express.

  In the past five years Mr Petruccelli has been, but is no longer, a director of various subsidiaries of American Express and a director of Société Française du Chèque de Voyage.

  Mr Petruccelli is a member of the Remuneration Committee and the Safety, Security and Environment Committee. He holds 19,152 Eurotunnel Units.

Action to be taken

You should remember that, as a holder of Units, you are a shareholder in both EPLC and ESA and are therefore entitled to attend, and vote at, meetings of both companies. The procedure for exercising your votes at the EPLC and ESA Annual General Meetings is set out below.

Registered Unitholders – Forms of Proxy for use by Registered Unitholders at the EPLC and ESA Annual General Meetings are enclosed with the documentation sent to Registered Unitholders. If you do not intend to attend the Meetings in person, you may exercise your voting rights in respect of EPLC and ESA shares by completing the Forms of Proxy and returning them in accordance with the instructions set out on them.

Bearer Unitholders – Instructions to be followed by Bearer Unitholders wishing to attend and/or vote at the EPLC and ESA Annual General Meetings are set out in the ESA Notice of Annual General Meeting on pages 17 and 18. Instructions are also set out in the Notices of Meetings published in the press and on the Forms of Proxy.

Postal voting for the ESA Annual General Meeting – Both Registered and Bearer Unitholders may, as an alternative, vote by post for the purposes of the ESA Annual General Meeting. Appropriate instructions and the form to be used if voting by post are included with the Forms of Proxy.

Poll – EPLC Annual General Meeting

EPLC proposes to hold a poll on all resolutions to reflect the practice generally adopted at General Meetings in France. Shareholders attending the meeting in Paris will be provided with the appropriate voting form on the day.

Shareholder Information Meeting

A Shareholder Information Meeting will be held on Friday 16 May 2003 at 2.00 p.m. London time at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Yours sincerely,



Charles Mackay
Chairman of the Joint Board
Chairman, Eurotunnel plc



Richard Shirrefs
Chief Executive
Président Directeur Général, Eurotunnel SA

ANNEX 1: RESOLUTIONS PROPOSED BY SHAREHOLDERS

Statement of the Board of Eurotunnel SA (the "Company")

On 12 March 2003 the Company received resolutions proposed by Mr Christian Cambier, who declared that he was acting for himself and also on behalf of Mr André Deloro, FCP World Select Fund, FCP Valfrance, and FCP Royale Options, who hold together approximately 0.8% of the Company's shares. These proposed resolutions, together with an explanatory statement, are set out on pages 9 to 11 of this document.

The Board has concluded that the proposed resolutions numbered 1, 2, 3 and 5 are not admissible, either because they relate to matters that fall outside the competence of an Ordinary General Meeting (being instead within the competence either of the Board or of an Extraordinary General Meeting), or else because they do not constitute proposals requiring a decision. However, the Board wishes to respond to these proposals and to make clear that it is ready to debate the issues raised at the Annual General Meeting.

The Board is putting to the vote at the ESA meeting the proposed resolutions numbered 4, 6, 7 and 8 (which appear under letters A, B, C and D in the Notice of the Meeting).

The Board does not support these resolutions, for the reasons set out below.

THE BOARD'S COMMENTS ON THE SHAREHOLDERS' STATEMENT

The Board strongly disagrees with the claims made by the five shareholders, and in particular, would like to draw the attention of shareholders both to factual inaccuracies and to the incorrect analysis of the situation set out in relation to resolution no. 1, which forms the basis of their whole argument. The Board also notes the unrealistic nature of the suggested "solutions".

The statement claims that "*the 1997 financial restructuring plan was put in place with a view to giving the company the minimum financial headroom needed to allow it to meet its financial charges each year, probably until 2040*". This is totally incorrect. The objective of the financial restructuring was to put in place a financial structure that was robust enough to cope with the foreseeable range of Eurotunnel's projected operating results in the years to come. One of the main elements of this plan was to establish a "stabilisation period" until 2006, allowing Eurotunnel the time necessary to increase its revenues to a level that would enable it to meet its debt service charges, which had been substantially reduced by the restructuring.

It is claimed that "*payment of debt interest through "stabilisation notes" will end, and a massive dilution of shareholders will mark the end of the first ten years of the 1997 restructuring plan*". This assertion is based on a pessimistic view of Eurotunnel's future results. Furthermore, the financial analysis is incorrect. The stabilisation period finishes at the end of 2005. From the end of January 2006, Eurotunnel will no longer have the possibility to pay its interest by way of stabilisation advances and will have to satisfy all interest payments in cash. In a pessimistic case, if Eurotunnel were to be unable to meet this obligation, the Company would be entitled to convert into Units in 2005 sufficient stabilisation advances to restore it to cash break-even in 2006 and 2007. Such a conversion into Units would require the prior approval of shareholders in an Extraordinary General Meeting. Based on the current exchange rate of £1 = Euro 1.470, the conversion would take place at a Unit price of £1.17. On 31 December 2002, the stabilisation advances (including deferred interest) amounted to £507 million. Even under a very pessimistic scenario, where the total amount of advances had to be converted into Units, only 432 million Units would need to be issued, representing less than 15% of the increased capital. In such a scenario, Eurotunnel would benefit from a debt reduction of £507 million and an interest charge reduction of approximately £27 million from 2006. This would not therefore result in the massive dilution claimed by the five shareholders. In any event, dilution would be less than would result from the capital increase that they are proposing.

In relation to railways revenue, it is claimed that "*the minimum payments will cease, and the charges paid by Eurostar, SNCF, EWS etc will be reduced from 2007, by an amount of some €100 million per year, mutatis mutandis*": The stated figure of €100 million (or £68 million) is based on the 2002 level of railways traffic. For such a reduction in 2007, growth of Eurostar and rail freight traffic through the Tunnel would have to stagnate in the next five years, despite:

- The new pricing policy introduced recently by Eurostar, with a stated objective of increasing passenger numbers in 2003 by 500,000 compared to 2002.
- The opening of the first phase of the British high-speed link in the autumn of 2003, which will reduce travel time by 20 minutes and improve the commercial attractiveness of the Eurostar service. The second phase of the link, planned to open in 2007, will reduce journey times by a further 15 minutes.

ANNEX 1: RESOLUTIONS PROPOSED BY SHAREHOLDERS

- The possibility of extending the Eurostar service to destinations other than London, Paris and Brussels, such as Amsterdam.
- The recovery in rail freight traffic, which in 2002 fell to half the 2001 level, due to the incursions of asylum seekers at the SNCF Frethun yard, which have now been brought under control.
- The results of projects which Eurotunnel is currently evaluating, particularly in relation to the development of rail freight in the context of the liberalisation of the European market.

For these reasons the Board considers a scenario in which there would be no increase in railway traffic in the next five years to be pessimistic and highly improbable. Nevertheless, the Board is fully conscious of the need to develop railway revenues by 2007. With this in mind, when it announced its 2002 results Eurotunnel stated its willingness to work with the railway operators and the governments in order to develop growth in cross-Channel rail traffic over the long term. At the same time Eurotunnel called on the French and British governments to play a more active and coordinated role in this area, if only to justify their own massive direct and indirect investment in the infrastructure surrounding the Channel Tunnel. In addition, the liberalisation of European rail freight will create a favourable climate for Eurotunnel to play a more active role in the development of this market, in partnership with existing railway operators where possible. Eurotunnel's management is focusing its energy on this strategic question.

In support of the first resolution, the explanatory statement proposes "*to have the company backed by a major industrial operator, whilst at the same time ensuring that the current teams continue to use their skills on the ground. The arrival of an industrial operator with long term objectives would have a number of advantages: first, the reputation of the chosen operator would give a boost to the company, whose image has become tarnished as a result of unkept promises; secondly, the arrival of the operator would inevitably be accompanied by a capital increase: the new equity capital injected would have an immediate impact on the company's debt and financial equilibrium. Thereby, with €500 million, or in other words 20% of the company's share capital controlled in this way, financial break-even would be achieved in 2003. The dilution would take place immediately rather than in the future, but would be positive from an industrial standpoint.*"

The Board is not opposed in principle to bringing in a strategic investor. However, it has the following comments about what is proposed:

In 2002, the Company asked its financial advisers to research potential strategic partners. No industrial operator that could provide significant commercial and operational synergies was identified.

The explanatory statement claims that capital investment by such a partner would bring two benefits: an improvement in Eurotunnel's financial situation and industrial logic.

- As regards the claimed financial benefit, it should be noted that the 500 million Euro (or £340 million) share issue which is proposed would, on the basis of the current share price of 0.4 Euro (£0.27), represent massive dilution of around 35% after the share issue, rather than the 20% suggested. The Board does not consider such a dilution to be in the interest of shareholders. If Eurotunnel were to need additional funds to reduce its indebtedness, contractual provision has already been made for the conversion of stabilisation advances, which would create dilution of less than 15% after the issue. Furthermore, it is unrealistic to suggest that such a capital increase could allow financial break-even to be achieved in 2003.
- There is no evidence that there is industrial logic to such a proposal. Eurotunnel is leader in the markets in which it operates, with an excellent brand image. The quality of Eurotunnel's operational staff is even highlighted by the five shareholders.

In proposed resolution no. 2, the Board is asked "*to search for solutions with a view to ending the disputes with the railways.*" It is self-evident that an improvement in relations between Eurotunnel and the railways is desirable. However, it should be remembered that the current litigation relating to the railways' contribution to Eurotunnel's operating costs was started by the railways, not by Eurotunnel, which is simply defending the interests of the Company and its shareholders in this litigation. As described above, Eurotunnel is actively seeking to work in a co-ordinated way with the railways and the two governments in order to develop cross-Channel rail traffic in the common interest.

Proposed resolution no. 3 suggests that Eurotunnel study the creation of a single company "*located in a European country*" which would replace the two concessionaire companies and their holding companies. Eurotunnel has already given consideration to this subject. Owing to the unique nature of Eurotunnel's bi-national Concession, it is hard to see how the two concessionaires could be replaced by a single entity. France Manche SA and The Channel Tunnel Group Ltd have to be maintained, as operators of the Concession on each side of the Channel.

ANNEX 1: RESOLUTIONS PROPOSED BY SHAREHOLDERS

A merger of the Group's holding companies, Eurotunnel SA and Eurotunnel plc, would be difficult and very expensive to implement. It would require the prior approval of numerous parties – governments, shareholders, stock exchanges and creditors. Matters would be further complicated by the need to protect the Group's tax losses. Even if the necessary approvals were obtained, the only potential savings would be from the simplification of equity related transactions and the holding of shareholder meetings. Such a merger would also raise the question of where in Europe the single company should be established: in view of the bi-national Concession and shareholder base, it would be difficult to choose France in preference to the UK, or vice versa. Domiciling the company in a third European country, on the other hand, would only impose a further layer of legislation on a Group already operating under the jurisdictions of the two countries where its terminals are sited (employment laws, etc). The possibility of creating a single European company, for which the legislation comes into force at the end of 2004, would not overcome this. The conclusion is that a merger of the holding companies would be both complex and very costly to arrange, and without any major benefits at this stage.

In the proposed resolution no. 5, Eurotunnel is asked to consider changing its name. Eurotunnel's name is also its commercial brand, which is very well known by its customers. Changing Eurotunnel's name would not change the way it is perceived in the financial markets, and would add no value from a commercial point of view. Consequently, the Board considers that it is not currently in the interests of shareholders to incur the substantial costs associated with a change of name which would not bring any tangible benefit at this stage.

THE BOARD'S POSITION ON THE RESOLUTIONS TO BE PUT TO THE MEETING

- The 4th proposed resolution (resolution A in the Notice of the Meeting) calls for a 25% reduction of Board directors' fees.

Given the amount of work required of the directors and the extent of their responsibilities, the fees currently paid to them are fully justified. Eurotunnel's policy for determining directors' fees, is based on studies carried out by independent consultancy firms, and takes into account differences in practice between France and Great Britain as the Board seeks to reflect the bi-national nature of the Group. Even if the Board wishes directors to hold a significant number of shares, it does not believe that it should require them to invest their fees in Eurotunnel Units, and considers that directors should be free to use their remuneration as they see fit. The Board therefore recommends that shareholders should vote against this resolution.

- Resolutions 6, 7 and 8 (resolutions B, C and D on the Notice of Meeting) propose the appointment of Messrs Christian Cambier, David Azéma and Stéphane Caine to the Board.

In determining the composition of the Board, the Board follows best practice in corporate governance. A Nomination Committee, consisting entirely of non-executive directors, is responsible for selecting and proposing candidates for the Board. Whenever the Board decides to seek a new member, the Nomination Committee instructs a specialist recruitment agency. The selection of a candidate depends on the individual's qualities and experience compared to those sought by the Board. One of the Board's absolute priorities is to ensure that there is at all times a proper balance between its French and British members. Simultaneously accepting three candidates of the same nationality, whether French or British, would go against this priority.

The Board wishes to point out that following the retirement of Messrs de Wouters and Tugendhat, the Joint Board will consist of 11 directors, being the Chairman of the Board, the Chief Executive and 9 independent directors (four British and five French). The average age of Board members will be 54 and their average length of service on the Board will be $5\frac{1}{2}$ years.

Given its fundamental disagreement with the reasons given in the background statement supporting the resolutions, the Board does not support the proposed candidatures and recommends that shareholders vote against these resolutions.

Furthermore, the Board wishes to point out that Mr Cambier was a director of Eurotunnel for more than 4 years until he resigned in February 2002, on the grounds that he wanted to resume his freedom of speech and action. Mr Cambier's recent actions in proposing the appointment of directors through a media campaign and without prior consultation with the Company have destroyed any possibility of working within a relationship based on trust, without which the Board cannot function properly.

The Board is surprised that Mr Cambier should be proposing Mr David Azéma as a candidate, in view of his strong criticism of Eurostar and its Chairman at the time of his resignation from Eurotunnel in February 2002. Mr Azéma was Chairman of Eurostar Group from 1999 until 2002 and during this period

ANNEX 1: RESOLUTIONS PROPOSED BY SHAREHOLDERS

played an important role in initiating and pursuing the railways' litigation against Eurotunnel. As Mr Azéma only left his position in October 2002, the Board considers that he still has a conflict of interest. For these reasons, the Board considers his candidature to be inappropriate.

ANNEX 1: RESOLUTIONS PROPOSED BY SHAREHOLDERS

Resolutions and reasons given, as presented on 12 March 2003, by shareholders

(TRANSLATION)

"Proposed Resolution n°1

REASONS

The 1997 financial restructuring plan was put in place with a view to giving the company the minimum financial headroom needed to meet its financial charges each year, probably until 2040.

2006 will be a crucial year for two reasons:

=> *First, the payment of interest through "stabilisation notes" will end and a massive dilution of shareholders will mark the end of the first ten years of the 1997 restructuring plan.*

=> *Secondly, the Railways' minimum usage charge system, introduced in 1987, will end in 2006. The minimum payments will cease and the charges paid by Eurostar, SNCF, EWS etc. will be reduced from 2007 by an amount of some €100 million per year, mutatis mutandis.*

2003 seems a pivotal year for several reasons:

=> *The company has had positive cash flow since the beginning of 2003;*

=> *The share price has fallen to its lowest level and the debt instruments are also trading at a depressed level;*

=> *The inauguration of the high-speed line (CTRL1) in Great Britain in September 2003 should revive flagging media interest;*

=> *The holding of the Annual General Meeting in Paris will allow for use of the legal armoury of the SA (société anonyme).*

*The economic, technical, commercial and financial logic is to have the company backed by a major **industrial operator**, whilst at the same time ensuring that the current teams continue to use their skills on the ground. The arrival of an industrial operator with long term objectives would have a number of advantages:*

- *First, the reputation of the chosen operator would give a boost to the company, whose image has become tarnished as a result of unkept promises;*
- *Secondly, the arrival of the operator would inevitably be accompanied by a capital increase: the new equity capital injected would have an immediate impact on the company's debt and financial equilibrium. Thereby, with €500 million, or in other words 20% of the company's share capital controlled in this way, financial break-even would be achieved in 2003. The dilution would take place immediately rather than in the future, but would be positive from an industrial standpoint.*

*Hence proposed **Resolution n°1***

- *The General Meeting hereby mandates the Board of Eurotunnel to search for a recognised industrial operator which would back the company, in parallel with an increase in capital to be carried out at such date and under such conditions as shall be considered appropriate by the Board.*

Proposed Resolution n°2

REASONS

Relations between the Railways, in particular SNCF, and Eurotunnel have continuously deteriorated, giving a negative image of the issue to customers (those of Eurostar among others) and to institutional shareholders.

It would not be possible for an industrial operator to enter the share capital without a simultaneous improvement in relations between Eurotunnel and its principal "railway client", which is entitled to 50% of the Channel Tunnel's available capacity.

*Hence proposed **Resolution n°2***

The General Meeting hereby mandates the Board of Eurotunnel to search for solutions with a view to ending the disputes with the Railways, and to organise, during 2003, commercial relations with these users of the Channel Tunnel with a view to the long term.

ANNEX 1: RESOLUTIONS PROPOSED BY SHAREHOLDERS

Proposed Resolution n°3

REASONS

The existence of four legal entities, comprising two operating companies, Eurotunnel SA, a French société anonyme, and Eurotunnel Plc, a company incorporated in England, which is only explained by historical circumstances, is no longer justified.

The creation of one single company would enable major savings and greater operating flexibility to be achieved.

Hence proposed ***Resolution n°3***

The General Meeting mandates the Joint Board of the Eurotunnel companies to study the creation of a single company, located in a European country, which will be substituted for the existing entities with effect from 1 January 2005.

Proposed Resolution n°4

REASONS

Discussions concerning the role of Eurotunnel's directors and their remuneration are marked by a rift between French and British attitudes. The former tend towards directors who are "public personalities", with a less significant remuneration. In the latter case, directors' duties are exercised full time and have to be remunerated accordingly, the director not necessarily being a significant shareholder.

Such a situation has been frequently criticised and it has been suggested on many occasions that directors' fees be reduced and that the directors be asked to invest at least half of their directors' fees in shares of the company.

Hence proposed ***Resolution n°4***

Directors' fees for the 2003 financial year are reduced by 25% compared with the previous financial year.

The directors are invited to invest half of their remuneration each year in Eurotunnel shares, under conditions to be determined by the Remuneration Committee.

Proposed Resolution n°5

REASONS

Eurotunnel has suffered from the vicissitudes particular to public service concession companies, at a level aggravated by the magnitude of the project. The financial and legal difficulties with which the name Eurotunnel is associated justify, at a time when almost all of the directors who signed the 1994 rights issue prospectus have been replaced, envisaging a change of the company's name.

Such a change, through its symbolic value, will mark in a significant way the new direction taken by the company and the beginning of a new era.

Hence proposed ***Resolution n°5***

The General Meeting asks the Board of Directors of Eurotunnel to propose a new "company name", the adoption of which will be submitted to shareholders in 2004.

Proposed Resolution n°6

REASONS

The reasoning behind resolutions 1 to 5, which are submitted for the shareholders' vote, justifies that their initiator be involved in their implementation and the follow-up of his proposed strategy.

Christian Cambier was a director of the Joint Board from 1997 to 2002. He resigned in order to mark his disagreement on a number of points, some of which were important and others secondary.

The return of Christian Cambier to the Board would be the logical outcome of the preceding resolutions being adopted.

=> ***Christian Cambier*** *was born on 14 January 1945 at Fourmies (Nord),*

He has been the Chairman of PRIGEST for 21 years,

He was a director of EUROTUNNEL and is currently director of Bail Saint-Honoré and manager of FOCAL.

Hence proposed ***Resolution n°6***

The General Meeting appoints Mr Christian Cambier as a director of Eurotunnel SA.

ANNEX 1: RESOLUTIONS PROPOSED BY SHAREHOLDERS

Proposed Resolutions n°7 and n° 8

REASONS

It is proposed that new directors be appointed to the Board, with expertise in the rail transport sector.

This approach seeks to highlight that Eurotunnel is a rail transport and services company, whose partners are necessarily SNCF and other operators.

Two directors are proposed:

=> ***David Azéma****, Law, IEP, ENA, born on 22 November 1960 at Neuilly-sur-Seine,*

Former director of investments and subsidiaries at SNCF (1996-1998), he was the Chairman of the Eurostar Group from 1999 to 2002.

Currently Directeur Général of Vinci Concessions, Director of Vinci Park.

=> ***Stéphane Caine****, X-Mines, born on 28 April 1967 in Paris (15th).*

Former civil servant at the French Treasury, then member of the cabinet of the Minister of Defence (1997-1999).

He has been the Director of industrial markets for the Vivendi Environnement group since 1999 and also a director of VE subsidiaries: Dalkia France and Sart Industries.

Hence proposed ***Resolution n°7***

The General Meeting appoints Mr David Azéma as a director of Eurotunnel SA.

Hence proposed ***Resolution n°8***

The General Meeting appoints Mr Stéphane Caine as a director of Eurotunnel SA."

REVIEW OF PERFORMANCE

FINANCIAL YEAR 2002
2002 Results: Eurotunnel achieves cash breakeven target

- 6% growth in shuttle services revenue
- Operating costs held at 2001 levels
- Operating profit up 3% to £194 million
- Financial operations reduce debt by over £400 million and interest charges by £34 million
- Underlying loss reduced by £42 million
- Cash breakeven target achieved with 102% interest cover
- Over £400 million exceptional profit generated from financial operations

Shuttle services

Shuttle services revenue of £333 million in 2002 was 6% higher than 2001 at constant exchange rates.

Growth in truck volumes of 3% and higher yields delivered strong revenue growth. Short straits market growth was 4% for the year reflecting slightly lower growth of 3% for the fourth quarter. Eurotunnel maintained its market leadership with its full-year share down less than one point to 41% despite having held a firm stance on pricing throughout the year. For the fourth quarter, market share returned to the prior year level of 42%. High levels of reliability and punctuality were achieved throughout 2002 as a result of service quality initiatives.

Modest revenue growth was achieved in the car and coach businesses, largely due to effective yield management, and despite declining volumes. The rate of decline in the short straits car market reduced to 2% for the full year although it declined by 8% in the fourth quarter. Eurotunnel retained its market leadership with a 47% share, three points lower than 2001. Market share recovered to the prior year level of 52% in the fourth quarter. In the coach market, Eurotunnel achieved sound revenue growth as a result of price increases introduced at the beginning of the year, and with a particularly strong performance in the second half as volumes increased. The short straits coach market grew by 4% with Eurotunnel's share down by three points to 33%. Market growth in the fourth quarter was 8% with Eurotunnel volumes rising by 12% and market share up more than a point on the fourth quarter of 2001 to 42%.

Railways

Railways revenue increased by 1% to £217 million and continues to be mainly payments guaranteed by the Minimum Usage Charge under the Railways Usage Contract. As a result, revenue from the core transport business increased by 4% to £550 million.

Non-transport activities

Revenue from non-transport activities, which includes retail, land development and telecoms activities, declined by £8 million to £20 million due in large part to lower telecoms revenues and land sales.

Operating profit

In 2002 Eurotunnel held its operating costs at the same level as in 2001 at constant exchange rates. This reflects the success of tight cost control and improved productivity in the face of significant upward pressures from external sources, notably insurance premiums and the costs of sustaining high levels of security to protect the French terminal from intrusions by asylum seekers. Depreciation and provisions increased slightly to £140 million. Operating profit improved by 3% to £194 million.

Interest

Eurotunnel's 2002 interest charge of £299 million was £31 million lower than in 2001 as a result of the financial operations completed in July which are more fully described below. £17 million of this reduction is non-recurring.

REVIEW OF PERFORMANCE

Net result

In 2002, Eurotunnel reduced its underlying loss by £42 million compared to 2001, to £105 million. Exchange losses (which result principally from the revaluation of current accounts between Group companies and have no cash effect) of £21 million were recorded in 2002 compared to £9 million of exchange gains in 2001. Of the £428 million net exceptional profit, a profit of £433 million resulted from the financial operations completed in July, and £47 million from the purchase of UK leasing companies. Set against these exceptional profits is a write-off of £50 million mainly due to the successful completion of a rolling stock simplification programme, resulting in the write-off of the residual value of equipment which has been removed. The net result for 2002 was a profit of £302 million, compared to a loss of £132 million in 2001.

Cash flow and interest cover

Cash flow from operating activities increased by £28 million compared to 2001. Capital expenditure fell from £82 million in 2001 to £41 million in 2002, as the investment programme to increase truck shuttle capacity neared completion. Cash flow after capital expenditure increased sharply to £307 million. The increase in cash balances of £81 million resulted from these improvements and from cash generated by the UK leasing transactions.

As a result of increased cash flow from operations, lower capital expenditure and interest savings achieved through financial operations, Eurotunnel achieved its target of cash breakeven. Interest cover (which measures operating cash flow as a proportion of the net cash interest charge) after capital expenditure at 102% was 30 points above 2001. Interest cover before capital expenditure was 116% compared to 97% in 2001.

Financial operations

On 12 July 2002 Eurotunnel announced the successful completion of its debt buyback and refinancing proposals and its Equity Note exchange offer. As a result, Eurotunnel reduced its debt by £446 million, generated an exceptional profit of £433 million, and reduced interest charges for the year by £34 million compared to what they would have been had the operations not taken place.

With the proceeds from an issue of £740 million of fixed rate bonds repayable from 2026-2028, Eurotunnel repurchased £840 million of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443 million, and refinanced £343 million of its Junior Debt which was due to be repaid between 2007 and 2012. In addition Eurotunnel extended the maturity of £232 million of Senior Debt by seven years to 2009-2012. As a result of these operations, interest payable for 2002 was reduced by a net total of £18 million, of which £17 million is non-recurring.

The take up of the Equity Note exchange offer was 60% of the £636 million of the principal outstanding, resulting in a reduction in Eurotunnel's interest charges of £16 million in 2002. The repurchase of deferred interest resulted in a debt reduction of £3 million.

Combined with the reduction in interest charges, the extension of debt repayments significantly reduces Eurotunnel's debt service over the next decade. No debt is now repayable before 2006.

The transactions resulted in the replacement of £1,186 million variable rate debt with £740 million of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

During 2002, Eurotunnel purchased three leasing companies in the UK, enabling immediate value to be obtained for a proportion of its tax losses. These transactions have generated a net exceptional profit in 2002 of £47 million.

Outlook

Even though the results for 2002 are satisfactory, we still have much to do: our debts are still too high and we have not yet delivered returns to our shareholders. We will continue to improve the performance of our core shuttle business. We will further reduce our costs wherever possible. We will seek to exploit all the remaining opportunities to reduce the debt burden. We will work hard on securing the necessary growth in our revenues in the longer term.

REVIEW OF PERFORMANCE

In the short term, the current weak economic environment and general geopolitical, economic and financial uncertainty is likely to limit our ability to build volumes and yields. However, Eurotunnel's market position and high quality service levels mean that we are well placed to benefit as market conditions improve. Our objective is to maintain cash breakeven in 2003, which will require continued growth in our operating cash flow to cover higher interest charges than in 2002 (which benefited from £17 million non-recurring reductions).

Longer term, part of our revenues will depend on the success of the through-rail services currently operated by Eurostar, SNCF and EWS, particularly after the Minimum Usage Charge ceases at the end of 2006. The traffic levels delivered by these operators are significantly below the forecasts provided by the national railways before the decision to build the Channel Tunnel was taken – less than half the number of passengers, and less than a third of the rail freight tonnage.

The opening of the first stage of the UK high-speed line in late 2003 and the second stage in 2007, and the completion of the Dutch high-speed line in 2007, will provide significant growth opportunities for Eurostar. Liberalisation of the European rail freight market provides a favourable context for Eurotunnel to play a more active role in rail freight development, in partnership with the existing railways where possible. However, the British and French governments must play a more active and co-ordinated role in ensuring the development of through-rail services in order to justify their own massive direct and indirect investments in the infrastructure surrounding the Channel Tunnel.

We now have a more stable balance sheet. Our shuttle business is strong and commercially successful. Our challenge now is to work with the railway operators and the governments to develop long term growth in through rail traffic.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Eurotunnel plc ("the Company") will be held on Thursday 15 May 2003 at the Centre Equinoxe, 20 rue du Colonel Pierre Avia, 75015 Paris at 2.00 pm (local time), or as soon thereafter as the Annual General Meeting of Eurotunnel SA to be held at the same place and on the same date shall have ended or been adjourned, for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

1. That the Directors' Report and the audited accounts for the year ended 31 December 2002 be received.
2. That the directors' remuneration report set out on pages 22 to 45 and 48 to 51 of the report and accounts for the year ended 31 December 2002 be approved.
3. That, on the recommendation of the Directors, François Jaclot, who, having been appointed by the Directors since the last Annual General Meeting, retires under the Articles of Association, be and is hereby elected as a director of the Company.
4. That Yves Déjou, who retires by rotation under the Articles of Association, be and is hereby re-elected as a Director of the Company.
5. That Charles Petruccelli, who retires by rotation under the Articles of Association, be and is hereby re-elected as a Director of the Company.
6. That KPMG Audit plc be and are hereby re-appointed auditors of the Company at a remuneration to be determined by the Directors.

By Order of the Board

DJ Leonard
Secretary

7 February 2003

Eurotunnel plc
Registered Office: Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS
Registered in England and Wales No. 1960271

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and, on a poll, to vote on his or her behalf. A proxy need not be a member of the Company. Completion and return of the Form of Proxy will not prevent a shareholder from attending and voting at the meeting should he or she subsequently decide to do so.

A Form of Proxy is enclosed for registered shareholders. To be valid for this meeting, it must be lodged with the Company's Registrars at the address printed on the form not later than 48 hours before the time fixed for the meeting.

To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of members by no later than 6.00 p.m. on 13 May 2003.

The following documents will be available for inspection at Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS, during business hours on any day (except Saturdays, Sundays and public holidays) from the date of this notice until 15 May 2003. They will also be available at the Centre Equinoxe, 20 rue du Colonel Pierre Avia, 75015 Paris for the period of 15 minutes prior to the Annual General Meeting and during the meeting.

a. The register of Directors' interests in the share capital of the Company;
b. Copies of all contracts of service with notice periods of one year or more between any of the Directors and the Company or any of its subsidiaries or those of Eurotunnel SA.

The full report and accounts for 2002 may be inspected on the company website www.eurotunnel.com. Alternatively, copies may be obtained on application to the Shareholder Information Centre, PO Box 302, Folkestone, Kent CT19 4QZ (tel: 08457 697397, fax: 01303 286441, email: shareholder.info@eurotunnel.com).

EUROTUNNEL SA
Société Anonyme with a share capital of Euro 354,382,674
19 boulevard Malesherbes, 75008 Paris
334 192 408 RCS Paris - APE 741J

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Eurotunnel SA will be held at 19 boulevard Malesherbes, 75008 Paris, on 29 April 2003 at 2.30 pm (local time) and, in the likely event that a quorum is not obtained, the adjourned meeting will be held at the Centre Equinoxe, 20 rue du Colonel Pierre Avia, 75015 Paris on 15 May 2003 at 2.00 pm (local time) to consider and vote on the following agenda and proposed resolutions:

Agenda

1. **Resolutions proposed by the board**

- To approve the annual accounts and the consolidated accounts for the year ended 31 December 2002.
- To make an appropriation to profit and loss.
- To approve the contracts required pursuant to the special report of the Auditors under article L.225-40 and L.225-42 of the *Code de Commerce*.
- To elect as a Director Mr François Jaclot in succession to Baron Guy de Wouters.
- To ratify the change of the Company's registered office.
- To delegate powers for the completion of formalities.

2. **Resolutions not supported by the Board**

- Reduction in the amount of directors' fees
- Election of Messrs Christian Cambier, David Azéma and Stéphane Caine to the Board.

Proposed Ordinary Resolutions

RESOLUTIONS PROPOSED BY THE BOARD

First Resolution: 2002 annual company accounts

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings and having considered the reports of the Directors and the Auditors, approves the annual accounts of the Company for the year ended 31 December 2002 as presented, together with the transactions reflected in those accounts or summarised in such reports.

Second Resolution: Appropriation to profit and loss

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings and on the recommendation of the Directors, resolves to carry forward the loss of € 11,949 for the year ended 31 December 2002.

The General Meeting resolves that no dividend shall be payable in respect of the 2002 financial year. As required by law, it is recorded that the Company has not paid any dividend in respect of any of the last three financial years.

Third Resolution: 2002 annual consolidated accounts

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings and having considered the reports of the Directors and the Auditors, approves the annual consolidated accounts of the group for the year ended 31 December 2002 as presented, together with the transactions reflected in those accounts or summarised in such reports.

Fourth Resolution: Regulated contracts

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings and having considered the Auditors' special report with respect to contracts falling within the scope of article L.225-38 of the *Code de Commerce*, hereby approves such contracts.

Fifth Resolution: Election of Mr François Jaclot as a Director in succession to Baron Guy de Wouters

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, notes that Baron Guy de Wouters (whose term of office expires at the end of the present meeting) does not wish to seek re-election as a Director. The General Meeting resolves to elect in his place Mr François Jaclot as a Director for a period of three years expiring at the end of the Annual General Meeting to be held to consider the accounts for the year to 31 December 2005.

Sixth Resolution: Ratification of change of registered office

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, ratifies the decision of the Board of Directors dated 19 July 2002 to change the registered office of the Company to 19 boulevard Malesherbes, 75008 Paris, with effect from 1 August 2002.

Seventh Resolution: Powers

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, confers all necessary powers on the bearer of an original, an extract or a copy of the minutes of this General Meeting for the purpose of making such filings or fomalities as may be necessary.

RESOLUTIONS NOT SUPPORTED BY THE BOARD

Proposed by Mr Christian Cambier of 107, rue de la Pompe, 75116 Paris, who declares that he represents himself and also Mr André Deloro, FCP World Select Fund, FCP Valfrance and FCP Royale Options.

Resolution A: Reduction in the amount of directors' fees

The directors' fees for the year 2003 are reduced by 25%. The directors are invited to invest half of their remuneration each year in Eurotunnel Units, subject to conditions to be determined by the Remuneration Committee.

Resolution B: Election of Mr Christian Cambier as a Director

The General Meeting resolves to elect Mr Christian Cambier as a Director of Eurotunnel SA.

Resolution C: Election of Mr David Azéma as a Director

The General Meeting resolves to elect Mr David Azéma as a Director of Eurotunnel SA.

Resolution D: Election of Mr Stéphane Caine as a Director

The General Meeting resolves to elect Mr Stéphane Caine as a Director of Eurotunnel SA.

Methods for participating in the General Meeting

Every shareholder is entitled to attend meetings regardless of the number of shares held. However, in order to attend meetings in person or by proxy (such proxy being either the shareholder's spouse or another shareholder) or to vote by post:

- Registered shareholders must be entered on the register of members at least two days prior to the date of each meeting. If this condition is met, they will be admitted to the meeting on producing proof of their identity;
- Bearer shareholders must arrange for their shares to be immobilised at least two days before the date of each meeting. If they wish to attend the meeting, they must request an admission pass from their financial intermediary (bank, financial institution or stockbroker). This action will entail the immobilising, or freezing, of the shares of the shareholder from the date of the request until the date when the meeting is held (on first or on second notice). The financial intermediary will send to Crédit Agricole Investor Service Corporate Trust (CA-IS Corporate Trust) (who are responsible for the conduct of the meeting) a certificate to the effect that the shares are immobilised.

The following courses of action are available to a shareholder not attending meetings in person:

- appointing the Chairman as his/her proxy.

NOTICE OF ANNUAL GENERAL MEETING

- appointing his/her spouse or another shareholder (either an individual or a corporate entity) as his/her proxy.
- returning a proxy form in blank to the Company.
- voting by post.

Proxy and postal voting forms will be sent to all registered shareholders by 8 April 2003.

Bearer shareholders must contact their financial intermediary to immobilise their shares and obtain proxy and postal voting forms.

Proxy or postal voting forms must be received by CA-IS Corporate Trust at least two days before the date of the meeting.

- In relation to bearer shareholders:

to the extent that the shares must be immobilised at least two days before the meeting, bearer shareholders are requested to send, as soon as possible and at the latest eight days before the meeting, their proxy or postal voting forms to the financial institution which holds their shareholder account and which alone is able to immobilise the shares. The financial institution will then send the proxy or postal voting form to CA-IS Corporate Trust accompanied by the immobilisation certificate.

- In relation to registered shareholders:

the proxy or postal voting forms must be sent to CA-IS Corporate Trust, 128-130 Boulevard Raspail, 75288 Paris Cedex 06, so as to be received at least two days before the date of the Meeting.

If a proxy form is returned registering both a postal vote and a vote by proxy, only the postal vote will be taken into account.

If a shareholder returns a completed postal voting form within the time allowed, he/she will no longer be entitled to attend the meeting, whether in person or by proxy.

If a proxy form is returned without naming a proxy, the Chairman of the meeting will use the vote in favour of the resolutions proposed to the meeting by, or supported by, the Board of Directors. The Chairman will vote against all other resolutions submitted to the meeting. If a shareholder wishes to vote otherwise, the shareholder should name a proxy who agrees to vote in accordance with his or her wishes.

The Board of Directors

AVIS DE CONVOCATION A L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

EUROTUNNEL S.A.

Société -Anonyme au capital social de 354 382 674 €
Siège social : 19, boulevard Malesherbes, 75008 Paris.
334 192 408 R.C.S. Paris. - APE: 741 J.

MM. les actionnaires sont informés qu'ils sont convoqués à l'assemblée générale ordinaire de la société, qui doit se tenir le 29 avril 2003 à Paris, sur première convocation, au 19, Bd Malesherbes, 75008 Paris, à 14h30, et, pour le cas probable où celle-ci ne pourrait délibérer faute de quorum, le 15 mai 2003, au Centre Equinoxe, 20, rue du Colonel Pierre Avia, 75015 Paris, à 14H00, à l'effet de délibérer et statuer sur l'ordre du jour et les résolutions suivantes :

ORDRE DU JOUR

1 Résolutions présentées par le Conseil

- Examen et approbation des comptes sociaux et consolidés de l'exercice clos le 31 décembre 2002;
- Affectation des résultats;
- Approbation des conventions visées au rapport spécial établi par les commissaires aux comptes en application des articles L.225-40 et L.225-42 du Code de Commerce;
- Nomination au Conseil d'Administration de Monsieur François Jaclot en remplacement de Monsieur Guy de Wouters;
- Ratification du transfert du siège social;
- Pouvoirs pour les formalités;

2 Résolutions non agréées par le Conseil

- Diminution du montant des jetons de présence,
- Nomination au Conseil d'Administration de MM Christian Cambier, David Azéma et Stéphane Caine.

PROJETS DE RÉSOLUTIONS

RÉSOLUTIONS PRESENTÉES PAR LE CONSEIL

1ère résolution : Comptes sociaux de l'exercice 2002

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance des rapports du Conseil d'Administration et des commissaires aux comptes approuve les comptes annuels de la société arrêtés au 31 décembre 2002, tels qu'ils sont présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

2ème résolution : Affectation du résultat

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, sur proposition du Conseil d'Administration, décide de reporter à nouveau la perte de l'exercice clos le 31 décembre 2002 s'élevant à 11 949 €.

L'assemblée générale décide de ne pas distribuer de dividendes, au titre de l'exercice 2002. Il est rappelé, conformément aux dispositions légales, que la société n'a pas distribué de dividendes au titre des trois derniers exercices.

3ème résolution : Comptes consolidés de l'exercice 2002

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance des rapports du Conseil d'Administration et des commissaires aux comptes approuve les comptes consolidés de la société arrêtés au 31 décembre 2002, tels qu'ils sont présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

AVIS DE CONVOCATION A L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

4ème résolution : Conventions réglementées

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur les conventions réglementées visées à l'article L.225-38 du Code de Commerce, approuve lesdites conventions.

5ème résolution : Nomination au Conseil d'Administration de Monsieur François Jaclot en remplacement de Monsieur Guy de Wouters.

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, prend acte que Monsieur Guy de Wouters dont le mandat d'administrateur vient à expiration à la date de la présente assemblée, n'a pas souhaité le renouvellement de son mandat. L'assemblée générale nomme en remplacement Monsieur François Jaclot pour une durée de trois ans qui viendra à expiration à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2005.

6ème résolution : Ratification du transfert du siège social

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, ratifie la décision du Conseil d'Administration en date du 19 juillet 2002 portant transfert du siège social de la société au : 19 Boulevard Malesherbes, Paris (8ème), à compter du 1er août 2002.

7ème résolution : Pouvoirs

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, confère tous pouvoirs au porteur d'un original, d'un extrait ou d'une copie du procès-verbal de la présente assemblée pour effectuer tous dépôts ou formalités nécessaires.

RESOLUTIONS NON AGREEES PAR LE CONSEIL

Présentées par M. Christian CAMBIER demeurant 107, rue de la Pompe à Paris 75116 déclarant agir en son nom propre et en celui de M. André DELORO, du FCP WORLD SELECT FUND, du FCP VALFRANCE et du FCP ROYALE OPTIONS.

Résolution A: Diminution du montant des jetons de présence

Les jetons de présence de l'exercice 2003 sont réduits de 25% par rapport à l'exercice précédent.

Les administrateurs sont invités à investir chaque année la moitié de leur rémunération en titres Eurotunnel dans des conditions qui seront déterminées par le Comité de Rémunérations.

Résolution B: Nomination au Conseil d'Administration de Monsieur Christian Cambier

L'assemblée générale nomme Monsieur Christian Cambier en qualité d'administrateur d'Eurotunnel SA.

Résolution C: Nomination au Conseil d'Administration de Monsieur David Azéma

L'assemblée générale nomme Monsieur David Azéma en qualité d'administrateur d'Eurotunnel SA.

Résolution D: Nomination au Conseil d'Administration de Monsieur Stéphane Caine

L'assemblée générale nomme Monsieur Stéphane Caine en qualité d'administrateur d'Eurotunnel SA.

Modalités de participation à l'assemblée générale

Tout actionnaire peut participer, quel que soit le nombre d'actions lui appartenant, à l'assemblée générale réunie sur première convocation ou le cas échéant sur deuxième convocation (l'assemblée).

AVIS DE CONVOCATION A L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

Toutefois, pour pouvoir y participer ou s'y faire représenter (par son conjoint ou un autre actionnaire) ou voter par correspondance :

- les titulaires d'actions nominatives devront être inscrits en compte nominatif deux jours au moins avant la date de l'assemblée. Sous cette condition, ils seront admis sur simple justification de leur identité;
- les titulaires d'actions au porteur devront faire immobiliser leurs titres deux jours au moins avant la date de l'assemblée. S'ils souhaitent participer à l'assemblée générale, ils doivent demander une carte d'admission à leur intermédiaire financier (banque, établissement financier, société de bourse...). Cette démarche vaut demande de blocage des titres de l'actionnaire entre la date de la demande et la date de la tenue de l'assemblée. L'intermédiaire financier transmettra à Crédit Agricole Investor Service Corporate Trust (CA-IS Corporate Trust), responsable de la tenue de l'assemblée générale, une attestation de blocage constatant l'indisponibilité des titres.

A défaut d'assister personnellement à l'assemblée, les actionnaires pourront choisir entre l'une des formules suivantes :

- Donner pouvoir au Président ;
- Donner pouvoir à leur conjoint ou à un autre actionnaire (personne physique ou personne morale) ;
- Adresser un pouvoir à la société sans indication de mandataire ;
- Voter par correspondance.

Les formulaires de pouvoir ou de vote par correspondance seront adressés au plus tard le 8 avril 2003 à tous les titulaires d'actions nominatives.

Les actionnaires au porteur devront se procurer les formulaires de pouvoir ou de vote par correspondance auprès de leur intermédiaire financier après avoir immobilisé leurs titres.

Les formulaires de pouvoir ou de vote par correspondance devront parvenir impérativement à CA-IS Corporate Trust deux jours au moins avant la date de l'assemblée générale.

- En ce qui concerne les actionnaires au porteur :

Dans la mesure où les titres doivent être bloqués au moins deux jours avant l'assemblée, il est recommandé à l'actionnaire au porteur de renvoyer dans les plus brefs délais et au plus tard huit jours avant l'assemblée, son formulaire de pouvoir ou de vote par correspondance, à l'établissement financier teneur de son compte actionnaire qui est seul habilité à procéder au blocage des titres. L'établissement financier fera alors parvenir à CA-IS Corporate Trust le formulaire de pouvoir ou de vote par correspondance accompagné de l'attestation de blocage correspondante.

- En ce qui concerne les actionnaires au nominatif :

Les formulaires de pouvoir ou de vote par correspondance devront être adressés et parvenir à CA-IS Corporate Trust, 128-130 Bd Raspail- 75288 Paris Cedex 06 deux jours au moins avant l'assemblée.

Au cas où le formulaire porterait à la fois une indication de procuration et une indication de vote par correspondance, seul le vote par correspondance sera pris en considération.

Au cas où l'actionnaire ferait parvenir le formulaire de vote par correspondance dans le délai imparti, il n'aura pas la possibilité de se faire représenter (pouvoir) ou de participer directement à l'assemblée.

Pour toute procuration donnée sans indication du mandataire, le président de l'assemblée générale émet un vote favorable à l'adoption des résolutions présentées ou agréées par le conseil d'administration, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant.

Le Conseil d'Administration

SUMMARY OF THE RESULTS OF THE COMPANY FOR THE PAST FIVE YEARS (EUROS)

Extracted without material adjustment from the audited Eurotunnel SA accounts for the five years ended 31 December 2002

(€)	2002	2001	2000	1999	1998
Capital at year end					
Called up share capital	354,382,674	312,637,103	317,654,432	317,642,367	257,453,495
Total ordinary shares in issue	2,362,551,164	2,084,247,356	2,083,676,484	2,083,597,339	1,688,784,219
Maximum number of shares to be created through the exercise of warrants and the issue of shares authorised by shareholders	464,602,293(4)	630,334,470(3)	684,101,156(2)	688,938,616(2)	742,052,268(1)
Profit and loss account					
Turnover	3,086,022	11,758,209	3,636,192	5,153,466	5,223,522
Profit/loss before tax, profit share and before depreciation and other provisions	33,051	4,930,716	1,688,971	(16,141)	48,834
Tax on profits	45,000	34,301	49,546	(914,311)	(1,282,493)
Profit/loss after tax, profit share and after depreciation and other provisions	(11,949)	4,896,415	1,639,425	898,170	1,331,327
Dividend	—	—	—	—	—
Earnings per share					
Profit/loss after tax, profit share and before depreciation and other provisions	N/a	N/a	N/a	N/a	N/a
Profit/loss after tax, profit share and after depreciation and other provisions	N/a	N/a	N/a	N/a	N/a
Dividend per share	—	—	—	—	—

(1) assuming that all 2001 and 2003 Warrants are exercised and that a proportion of the 645,161,300 Equity Notes are redeemed from the proceeds of the Warrants exercise.

(2) assuming that all 2001 and 2003 Warrants are exercised and that a proportion of the 457,052,703 Equity Notes are redeemed from the proceeds of the Warrants exercise.

(3) assuming that all 2003 Warrants are exercised and that a proportion of the 457,052,703 Equity Notes are redeemed from the proceeds of the Warrants exercise.

(4) assuming that all 2003 warrants are exercised and that a proportion of the 181,382,196 Equity Notes are redeemed from the proceeds of the Warrants exercise.

DOCUMENTS AVAILABLE ON REQUEST; INSPECTION OF DOCUMENTS

DOCUMENTS AVAILABLE ON REQUEST

In accordance with the requirements of French law, the following documents relating to the business of the ESA Annual General Meeting are available on request:

a. Report of the Board of Directors to shareholders.
b. Auditors' Reports to shareholders.
c. ESA's Annual Accounts and the Eurotunnel Combined Accounts.
d. Summary of the current situation of Eurotunnel.
e. Table showing the financial results of ESA over the last five financial years.
f. The Agenda of the meeting, the proposed resolutions to be submitted to the shareholders of ESA by the Board of Directors and proposed shareholder resolutions, together with an explanation for their submission.
g. List of the Directors of ESA, a list of functions exercised by them within other companies and information concerning candidates proposed for appointment to the Board.
h. Forms of proxy and postal votes.

Shareholders should note that items (d) (e), (f), and (h) are included within or enclosed with this circular. Items (a), (b), (c), and (g) are included in the 2002 Annual Report and Accounts (available on request).

Shareholders who wish to receive a copy of any of the above documents should complete the form overleaf and return it to the registered office of ESA.

INSPECTION OF DOCUMENTS

In accordance with article 139 of Decree 67-236 of 23 March 1967, copies of the following documents, in addition to those documents which are available at all times for inspection by shareholders, will be available for inspection at the registered offices of ESA and EPLC during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted):

- Documents available to shareholders on request (as set out above).
- List of registered shareholders.



To: Eurotunnel SA
19 boulevard Malesherbes
75008 Paris
France

Pursuant to section 138 of the Decree dated 23 March 1967, as a **Bearer Shareholder,** I wish to receive for the next Annual General Meeting the documents specified in sections 133 and 135 of the Decree. ☐

Pursuant to section 138 of the Decree dated 23 March 1967, as a **Registered Shareholder,** I wish to receive for the next Annual General Meeting the documents specified in sections 133 and 135 of the Decree. ☐

Name(s): ....

Address: ....

....

Postcode: ....

Dated: ....2003 Signature: ....

imprima de bussy — C87250